================================================================================

                                   FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             FOR FEBRUARY 4, 2002

                        Canadian National Railway Company
             (Exact name of Registrant as specified in its charter)

                               -----------------

                        Canadian National Railway Company
                 (Translation of Registrant's name into English)

                               -----------------

                        935 de la Gauchetiere Street West
                                Montreal, Quebec
                                 Canada H3B 2M9
                                 (514) 399-7091
                    (Address of principal executive offices)

                               -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                           FORM 20-F       FORM 40-F  X
                                     ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                                YES         NO  X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


================================================================================

                                 EXHIBIT INDEX
                                 -------------

Item
----
1. Material Change Report

2. Press Release January 22, 2002 with financial results attached

3. Auditors's Report - KPMG letter for CDN GAAP

4. Financial Statements CDN GAAP

5. MD&A CDN GAAP

6. Auditors's Report - KPMG letter for US GAAP

7. Financial Statement US GAAP

8. MD&A US GAAP

                                                                          ITEM 1


                             MATERIAL CHANGE REPORT

              UNDER SECTION 75 (2) OF THE SECURITIES ACT (ONTARIO)
               SECTION 81 (2) OF THE SECURITIES ACT (NOVA SCOTIA)
              SECTION 76 (2) OF THE SECURITIES ACT (NEWFOUNDLAND)
            SECTION 84 (1) (B) OF THE SECURITIES ACT (SASKATCHEWAN)
             SECTION 118(1) (B) OF THE SECURITIES ACT (ALBERTA) AND
             SECTION 67 (1) OF THE SECURITIES ACT (BRITIS COLUMBIA)


1.       Reporting Issuer

         Canadian National Railway Company
         935 de La Gauchetiere Street West
         Montreal, Quebec
         H3B 2M9


2.       Date of Material Change

         January 22, 2002


3.       Press Release

         The press release of Canadian National Railway Company was issued at Montreal, Quebec on January 22, 2002. A copy of the press release is annexed hereto.


4.       Summary of Material Change

         On January 22, 2002, Canadian National Railway Company ("CN") announced fourth-quarter and full-year 2001 financial results. A copy of CN's 2001 audited financial statements with the auditors'

                                    -more-
         report and Management's Discussion and Analysis, under Canadian and U.S. generally accepted accounting principles, as filed with the Canadian and U.S. securities regulators, is available on CN's Website (www.cn.ca) and is annexed hereto. CN plans on mailing its proxy material and Annual Report, including the audited financial statements, to its shareholders in mid-March, 2002.


5.       Full Description of Material Change

         On January 22, 2002, Canadian National Railway Company ("CN") announced fourth-quarter and full-year 2001 financial results.

         As reported on January 22, 2002, net income for 2001 was $1,040 million, or $5.23 per diluted share, compared with $937 million, or $4.67 per diluted share, for 2000. Adjusted net income in 2001 increased 11 per cent to $978 million from $879 million for 2000, with adjusted diluted earnings per share for 2001 rising 12 per cent to $4.92. The adjusted net income and diluted earnings per share exclude a number of non-recurring items in both 2001 and 2000. A copy of CN's press release issued on January 22, 2002 and announcing fourth-quarter and full-year 2001 financial results, including relevant documentation attached thereto, is annexed hereto.

         A copy of CN's 2001 audited financial statements with the auditors' reportand Management's Discussion and Analysis, under Canadian and U.S. generally accepted accounting principles, as filed with the Canadian and U.S. securities regulators, is available on CN's Website (www.cn.ca) and is annexed hereto. CN plans on mailing its proxy material and Annual Report, including the audited financial statements, to its shareholders in mid-March, 2002.


6.       Reliance on Provisions Applying to Confidential Filing

         Not applicable.


7.       Omitted Information

         Not applicable.

                                    -more-

8.       Senior Officer

         Inquiries in respect of the material change referred to herein may be made to:

         SEAN FINN
         Senior Vice-President, Chief Legal Counsel and Corporate Secretary Canadian National Railway Company
         935 de La Gauchetiere Street West
         Montreal, Quebec
         H3B 2M9
         (514) 399-7091


9.       Statement of Senior Officer

         The information contained in this material change report accurately discloses the material change referred to herein.


DATED in the city of Montreal, province of Quebec, this 4th day of February
2002.




                                                     /s/ Sean Finn
                                                     ---------------------------
                                                     Sean Finn
                                                     Senior Vice-President,
                                                     Chief Legal Officer and
                                                     Corporate Secretary

                                                                          ITEM 2

[GRAPHIC OMITTED]                                                           News
North America's Railroad                                   FOR IMMEDIATE RELEASE


                                             Stock symbols: TSE: CNR / NYSE: CNI


                                                                       www.cn.ca


                  CN's 2001 profit rises more than 10 per cent
             on the strength of revenue gains, tight cost control
                               and WC acquisition

MONTREAL, Jan. 22, 2002 -- Canadian National announced today profits grew by 25 per cent in fourth-quarter 2001 and by more than 10 per cent for the year 2001.

Net income for the quarter ended Dec. 31, 2001, rose to $296 million from $237 million in the year-earlier quarter. Diluted earnings per share increased 23 per cent to $1.48.

For 2001, adjusted net income(1) increased 11 per cent to $978 million from $879 million for 2000, with adjusted diluted earnings per share(1) for 2001 rising 12 per cent to $4.92. Net income, as reported, for 2001 was $1,040 million, or $5.23 per diluted share, compared with $937 million, or $4.67 per diluted share, for 2000.

CN's operating income for the final quarter of 2001 rose 18 per cent to $521 million, while its operating ratio improved by 2.2 points to 66.1 per cent.

Revenues for the quarter rose 10 per cent to $1,537 million; operating expenses increased seven per cent to $1,016 million.

The acquisition of Wisconsin Central Transportation Corporation (WC), effective Oct. 9, 2001, contributed revenues of $129 million, operating income of $43 million, other income of $11 million and net income of $17 million, or eight cents per diluted share, to CN's fourth-quarter and full-year 2001 financial results.

CN President and Chief Executive Officer Paul M. Tellier said: "The WC acquisition capped another year of outstanding financial performance by CN, a distinct achievement given the difficult and uncertain economic environment we faced. CN led the rail industry again in 2001 with the best operating ratio in the business and we generated a profit increase of more than 10 per cent for the year - clear evidence that our disciplined approach to revenue growth, cost control, service and acquisitions creates real shareholder value.

"Our revenues benefited from gains in a number of segments, including metals and minerals traffic - largely because of strong Canadian aluminum exports to the United States; international and domestic intermodal shipments; forest products panel traffic, and Canadian and U.S. grain markets. This helped to offset weakness in automotive - although this business unit benefited late in the year from auto manufacturers' sales incentives - and some other industrial segments.

"We also had compelling cost and service quality stories. Early in 2001 we anticipated a difficult economy and moved aggressively to control expenditures and to continue maximizing utilization of our assets. At the same time CN again delivered top-line customer service - on-time delivery of carload freight last year topped 90 per cent.

"The purchase of WC, which benefited our forest products and metals and minerals revenues in particular, was accretive to earnings from day one. This didn't just happen - the smooth on-going integration of WC helped to maximize its contribution to CN's results.

"Strong results, effective cost control and good service all position CN to pursue new business and market share gains in 2002 - whatever the economic conditions."

Six of CN's seven business units registered revenue gains in fourth-quarter 2001: metals and minerals (38 per cent); forest products (24 per cent); coal (10 per cent); petroleum and chemicals (nine per cent); automotive (four per cent); grain and fertilizers (two per cent). Intermodal revenues declined by one per cent.

Operating income for full-year 2001 rose eight per cent to $1,780 million, excluding a workforce adjustment charge. Including the charge, operating income increased by two per cent to $1,682 million. CN's operating ratio for the year, excluding the charge, improved by 1.1 points to 68.5 per cent.

Revenues for 2001 increased four per cent to $5,652 million, while operating expenses, excluding the workforce adjustment charge, rose two per cent to $3,872 million.

Six business units experienced revenue gains for 2001: metals and minerals (17 per cent); forest products (eight per cent); intermodal (five per cent); petroleum and chemicals (three per cent); coal (three per cent); and grain and fertilizers (two per cent). Automotive revenues declined by seven per cent.

(1) Adjusted net income and diluted earnings per share for 2001 exclude the Company's gain from the sale of its 50 per cent interest in the Detroit River Tunnel Company; a special charge for a workforce adjustment program; a charge to write down the Company's net investment in 360networks Inc., and a deferred income tax recovery resulting from the enactment of lower corporate tax rates in Canada. For 2000, adjusted net income and diluted earnings per share exclude a gain related to CN's investment in 360 networks Inc. Note 8 to the accompanying financial statements provides for a reconciliation of adjusted net income to the Company's net income reported in accordance with United States generally accepted accounting principles (U.S. GAAP). The financial results in this press release are reported in Canadian dollars and, except as discussed herein, were determined on the basis of U.S. GAAP.


Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, Jackson, Miss., with connections to all points in North America.


                                      -30-



Contacts:
Media                                      Investment Community
Mark Hallman                               Robert Noorigian
System Director                            Vice-President
Media Relations                            Investor Relations
(416) 217-6390                             (514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
------------------------------------------------------------------------------------------------------------------------------
(In millions, except per share data)
                                                                         Three months ended                 Year ended
                                                                            December 31                     December 31
                                                                        --------------------            -------------------
                                                                         2001 (1)       2000            2001 (1)      2000
---------------------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                                 $ 1,537     $ 1,393            $ 5,652     $ 5,428
---------------------------------------------------------------------------------------------------------------------------
Operating expenses excluding special charge                                1,016         952              3,872       3,780
Special charge (Note 3)                                                        -           -                 98           -
---------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                   1,016         952              3,970       3,780
Operating income                                                             521         441              1,682       1,648
Interest expense                                                             (96)        (78)              (327)       (311)
Other income (Note 4)                                                         31          11                 65         136
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                   456         374              1,420       1,473
Income tax expense  (Note 7)                                                (160)       (137)              (380)       (536)
---------------------------------------------------------------------------------------------------------------------------
Net income (Note 8)                                                        $ 296       $ 237            $ 1,040       $ 937
---------------------------------------------------------------------------------------------------------------------------
Earnings per share (Note 8)
   Basic earnings per share                                               $ 1.54      $ 1.24             $ 5.41      $ 4.81
   Diluted earnings per share                                             $ 1.48      $ 1.20             $ 5.23      $ 4.67
Weighted-average number of shares
   Basic                                                                   192.6       191.2              192.1       195.0
   Diluted                                                                 201.7       199.1              201.0       202.8
---------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

(1) Includes Wisconsin Central Transportation Corporation from October 9, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)
------------------------------------------------------------------------------------------------------------------------------
(In millions)

                                                  Three months ended December 31                Year ended December 31
------------------------------------------------------------------------------------------------------------------------------
                                                                         Variance                                    Variance
                                                 2001 (1)       2000   Fav (Unfav)          2001 (1)       2000    Fav (Unfav)
------------------------------------------------------------------------------------------------------------------------------
                                                           (Unaudited)

Revenues
Petroleum and chemicals                             $ 255      $ 235           9%             $ 923       $ 894           3%
Metals and minerals                                   126         91          38%               458         392          17%
Forest products                                       314        254          24%             1,088       1,008           8%
Coal                                                   85         77          10%               338         328           3%
Grain and fertilizers                                 311        305           2%             1,161       1,136           2%
Intermodal                                            245        247          (1%)              969         919           5%
Automotive                                            146        140           4%               520         559          (7%)
Other items                                            55         44          25%               195         192           2%
--------------------------------------------------------------------                        -------------------
                                                    1,537      1,393          10%             5,652       5,428           4%

Operating expenses

Labor and fringe benefits                             440        374         (18%)            1,540       1,482          (4%)
Purchased services                                    118        137          14%               504         551           9%
Depreciation and amortization                         138        133          (4%)              532         525          (1%)
Fuel                                                  109        128          15%               484         446          (9%)
Equipment rents                                        88         71         (24%)              309         285          (8%)
Material                                               31         46          33%               188         195           4%
Operating taxes                                        43         31         (39%)              158         158           -
Casualty and other                                     49         32         (53%)              157         138         (14%)
Special charge (Note 3)                                 -          -           -                 98           -        (100%)
--------------------------------------------------------------------                        -------------------
                                                    1,016        952          (7%)            3,970       3,780          (5%)
--------------------------------------------------------------------                       --------------------
Operating income                                    $ 521      $ 441          18%            $1,682      $1,648           2%
------------------------------------------------------------------------------------------------------------------------------
Operating ratio (excluding special charge)           66.1%      68.3%        2.2               68.5%       69.6%        1.1
------------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

(1) Includes Wisconsin Central Transportation Corporation from October 9, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
--------------------------------------------------------------------------------
(In millions)
                                                   December 31      December 31
                                                          2001             2000
-------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                            $ 53             $ 15
     Accounts receivable (Note 5)                          645              726
     Material and supplies                                 133              110
     Deferred income taxes (Note 7)                        153              114
     Other                                                 180              143
-------------------------------------------------------------------------------
                                                         1,164            1,108

Properties                                              19,145           15,638
Other assets and deferred charges                          914              568
--------------------------------------------------------------------------------

Total assets                                          $ 21,223         $ 17,314
--------------------------------------------------------------------------------

Liabilities and shareholders' equity

Current liabilities:
     Accounts payable and accrued charges              $ 1,374          $ 1,389
     Current portion of long-term debt                     163              434
     Other                                                 132               82
--------------------------------------------------------------------------------
                                                         1,669            1,905

Deferred income taxes (Note 7)                           4,591            3,375
Other liabilities and deferred credits                   1,345            1,205
Long-term debt                                           5,764            3,886
Convertible preferred securities                           366              345

Shareholders' equity:
     Common shares (Note 5)                              4,442            4,349
     Accumulated other comprehensive income                 58              151
     Retained earnings                                   2,988            2,098
--------------------------------------------------------------------------------
                                                         7,488            6,598
--------------------------------------------------------------------------------

Total liabilities and shareholders' equity            $ 21,223         $ 17,314
--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (U.S. GAAP)
------------------------------------------------------------------------------------------------------------------------------
(In millions)
                                                                      Three months ended                     Year ended
                                                                         December 31                         December 31
                                                                   ------------------------             ----------------------
                                                                   2001 (1)            2000             2001 (1)          2000
------------------------------------------------------------------------------------------------------------------------------
                                                                         (Unaudited)
Common shares (2)
Balance, beginning of period                                        $ 4,415         $ 4,371              $ 4,349       $ 4,597
  Stock options exercised and employee share plans                       27              16                   93            47
  Share repurchase program (Note 5)                                       -             (38)                   -          (295)
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                              $ 4,442         $ 4,349              $ 4,442       $ 4,349
----------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss)
Balance, beginning of period                                           $ 68           $ 196                $ 151          $ (6)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on translation of
  U.S. dollar denominated long-term debt designated as a
  hedge of the net investment in U.S. subsidiaries                      (39)              8                 (202)          (91)
Unrealized foreign exchange gain on translation of
  the net investment in foreign operations                               60              60                  308           191
Unrealized holding gain (loss) on investment in
  360networks Inc. (Note 4)                                               -            (121)                (129)          129
Unrealized holding loss on fuel derivative
  instruments  (Note 6)                                                 (20)              -                  (38)            -
Minimum pension liability adjustment                                    (17)              -                  (17)            -
------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) before income taxes                   (16)            (53)                 (78)          229
Income tax (expense) recovery on other comprehensive income
  (loss) items (Note 7)                                                   6               8                  (15)          (72)
------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                       (10)            (45)                 (93)          157
------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                 $ 58           $ 151                 $ 58         $ 151
------------------------------------------------------------------------------------------------------------------------------
Retained earnings
Balance, beginning of period                                        $ 2,729         $ 1,933              $ 2,098       $ 1,531
  Net income                                                            296             237                1,040           937
  Share repurchase program (Note 5)                                       -             (39)                   -          (234
  Dividends                                                             (37)            (33)                (150)         (136
------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                              $ 2,988         $ 2,098              $ 2,988       $ 2,098
------------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.
------------------------------------------------------------------------------------------------------------------------------

(1) Includes Wisconsin Central Transportation Corporation from October 9, 2001.
(2) The Company issued 0.2 million and 2.1 million shares for the three months and year ended December 31, 2001, respectively,
    as a result of stock options exercised.   At December 31, 2001, the Company had 192.7 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
-----------------------------------------------------------------------------------------------------------------------
(In millions)

                                                                       Three months ended               Year ended
                                                                           December 31                  December 31
                                                                     ----------------------       ---------------------
                                                                         2001 (1)      2000        2001 (1)       2000
-----------------------------------------------------------------------------------------------------------------------
                                                                            (Unaudited)
Operating activities
Net income                                                                 $ 296      $ 237         $1,040        $ 937
Non-cash items in income:
     Depreciation and amortization                                           140        136            538          533
     Deferred income taxes (Note 7)                                          232         (7)           295          312
     Gain on sale of investments (Note 4)                                      -          -           (101)         (84)
     Write-down of investment (Note 4)                                         -          -             99            -
     Special charge (Note 3)                                                   -          -             98            -
Changes in:
     Accounts receivable (Note 5)                                            243         98            199           80
     Material and supplies                                                    24         14             11            6
     Accounts payable and accrued charges                                   (115)       102           (216)          32
     Other net current assets and liabilities                                (12)        12            (27)         (36)
Payments for workforce reductions                                            (41)       (44)          (169)        (189)
Other                                                                        (53)       (95)          (146)         (85)
Cash provided from operating activities                                      714        453          1,621        1,506
-----------------------------------------------------------------------------------------------------------------------

Investing activities

Net additions to properties                                                 (322)      (348)        (1,058)      (1,036)
Proceeds from disposal of properties                                          23         34             51           65
Acquisition of Wisconsin Central Transportation Corporation (Note 2)      (1,278)         -         (1,278)           -
Other                                                                          -        (10)           112          (10)
-----------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                         (1,577)      (324)        (2,173)        (981)
-----------------------------------------------------------------------------------------------------------------------

Dividends paid                                                               (37)       (33)          (150)        (136)

Financing activities

Issuance of long-term debt                                                 1,477        106          4,015          860
Reduction of long-term debt                                               (1,363)      (356)        (3,336)      (1,038)
Issuance of common shares                                                      9          9             61           28
Repurchase of common shares (Note 5)                                           -        (81)             -         (529)
-----------------------------------------------------------------------------------------------------------------------
Cash provided from (used by) financing activities                            123       (322)           740         (679)
-----------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                        (777)      (226)            38         (290)

Cash and cash equivalents, beginning of period                               830        241             15          305
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                    $ 53       $ 15           $ 53         $ 15
-----------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

(1) Includes Wisconsin Central Transportation Corporation from October 9, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
--------------------------------------------------------------------------------

Note 1 - Basis of presentation

In management's opinion, the accompanying unaudited interim consolidated financial statements, prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at December 31, 2001 and December 31, 2000, its results of operations, changes in shareholders' equity and cash flows for the three and twelve months ended December 31, 2001 and 2000.

While management believes that the disclosures presented are adequate to make the information not misleading, these consolidated financial statements and notes should be read in conjunction with the Company's Annual Consolidated Financial Statements.

Note 2 - Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and Wisconsin Central Transportation Corporation (WC) entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for an acquisition cost of $1,297 million (U.S.$831 million). The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7, 2001, the U.S. Surface Transportation Board
(STB) rendered a decision, unanimously approving the Company's acquisition of WC. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

The Company accounted for the Merger using the purchase method of accounting as required by the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No.141 "Business Combinations". As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The following table outlines the estimated fair values of WC's assets and liabilities acquired at acquisition. The impact of the results of the final valuation of WC's assets and liabilities and changes in accounting practices are not expected to have a material impact on the results of operations.

                                                   October 9
In millions                                             2001
------------------------------------------------------------

Current assets                                        $  175
Properties                                             2,435
Other assets and deferred charges                        433
                                                    --------
         Total assets acquired                         3,043
                                                    --------
Current liabilities                                      353
Deferred income taxes                                    743
Other liabilities and deferred credits                   178
Long-term debt                                           472
                                                    --------
         Total liabilities assumed                     1,746
                                                    --------
Net assets acquired                                  $ 1,297
============================================================


[OBJECT OMITTED]The Consolidated statement of income for the year ended December 31, 2001 included $129 million of revenues, $43 million of operating income and $11 million of other income from WC. The acquisition of WC contributed $17 million ($0.09 per basic share or $0.08 per diluted share) to the Company's net income.

If the Company had acquired WC on January 1, 2000, based on the historical amounts reported by WC, net of the amortization of the difference between the Company's cost to acquire WC and the net assets of WC (based on preliminary estimates of the fair values of WC's properties and equipment, and estimates of their remaining useful lives, as well as estimates of the fair values of other WC assets and liabilities), revenues, net income, basic and diluted earnings per share would have been $6,090 million, $1,090 million, $5.67 per basic share and $5.48 per diluted share, respectively, for the year ended December 31, 2001 and $5,961 million, $971 million, $4.98 per basic share and $4.84 per diluted share, respectively, for 2000. The proforma figures do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

Note 3 - Special charge

The Company recorded a charge of $98 million, $62 million after tax, in the second quarter of 2001 for the reduction of 690 positions (388 occurred in 2001 with the remainder planned to be completed by the end of 2002). The charge included severance and other payments to be made to affected employees.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
--------------------------------------------------------------------------------

Note 4 - Other income

In June 2001, the Company recorded a charge of $99 million, $71 million after tax, to write down 100% of its net investment in 360networks Inc. As a result of the write-down, the Company eliminated all marked-to-market adjustments related to its investment in 360networks Inc., previously recorded in Other comprehensive income. During the third quarter, the Company sold all of its shares of 360networks Inc. In March 2000, the Company had recorded a gain of $84 million, $58 million after tax, related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

In the first quarter of 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) for proceeds of $112 million and recorded a gain of $101 million, $73 million after tax. The DRT is a 1.6-mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

Note 5 - Financing activities

Share Repurchase Program
On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At December 31, 2001, the Company had not repurchased any common shares under the share repurchase program.

Accounts Receivable Securitization
The Company has a five-year revolving agreement, expiring in 2003, to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time. At December 31, 2001, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$179 million) had been sold on a limited recourse basis compared to $147 million and U.S.$40 million (Cdn$61 million) at December 31, 2000.

Note 6 - Derivative instruments

On January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities". At December 31, 2001, a portion of the Company's fuel requirement is being hedged using derivative instruments that are being carried at market value on the balance sheet. Pursuant to SFAS No.133 requirements, these fuel hedges are being accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. Since the Company's derivative instruments have been highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel, these pronouncements have not had a material impact on the Consolidated statement of income. At December 31, 2001, Accumulated other comprehensive income included an unrealized loss of $38 million, of which $31 million relates to derivative transactions that will mature within the next year.

Note 7 - Income taxes

In 2001, the Company recorded a reduction of $90 million to its net deferred income tax liability resulting from the enactment of lower corporate tax rates in Canada. As a result, for the year ended December 31, 2001, a deferred income tax recovery of $122 million was recorded in the Consolidated statement of income and a deferred income tax expense of $32 million was recorded in Other comprehensive income.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
--------------------------------------------------------------------------------

Note 8 - Net income and earnings per share

Net income for 2001 and 2000 include items impacting the comparability of the results of operations as outlined in the following table:

                                                                            Three months ended                    Year ended
                                                                                December 31                       December 31
                                                                          ----------------------            ----------------------
                                                                          2001 (1)          2000             2001 (1)         2000
----------------------------------------------------------------------------------------------------------------------------------
(In millions)                                                                   (Unaudited)
Income before income taxes, excluding undernoted items                     $ 456           $ 374            $ 1,516        $ 1,389
Income tax expense                                                          (160)           (137)              (538)          (510)
-----------------------------------------------------------------------------------------------------------------------------------
Adjusted net income                                                          296             237                978            879

Undernoted items, net of tax:
    Special charge for workforce reductions                                    -               -                (62)             -
    Write-down of net investment in 360networks Inc.                           -               -                (71)             -
    Deferred income tax recovery                                               -               -                122              -
    Gain on sale of Detroit River Tunnel Company                               -               -                 73              -
    Gain on 360networks Inc. transaction                                       -               -                  -             58
----------------------------------------------------------------------------------------------------------------------------------
                                                                               -               -                 62             58

Net income                                                                 $ 296           $ 237            $ 1,040          $ 937
----------------------------------------------------------------------------------------------------------------------------------
The following table provides a reconciliation between basic and diluted earnings per share:


                                                                            Three months ended                    Year ended
                                                                                December 31                       December 31
                                                                          ----------------------            ----------------------
                                                                          2001 (1)          2000             2001 (1)         2000
-----------------------------------------------------------------------------------------------------------------------------------
(In millions, except per share data)                                            (Unaudited)
Net income                                                                $  296          $  237            $ 1,040         $  937
Income impact on assumed conversion of preferred securities                    3               2                 12             11
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          $  299          $  239            $ 1,052         $  948

Weighted-average shares outstanding                                        192.6           191.2              192.1          195.0
Effect of dilutive securities and stock options                              9.1             7.9                8.9            7.8
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average diluted shares outstanding                                201.7           199.1              201.0          202.8

Basic earnings per share                                                  $ 1.54          $ 1.24            $  5.41         $ 4.81
Diluted earnings per share                                                $ 1.48          $ 1.20            $  5.23         $ 4.67
-----------------------------------------------------------------------------------------------------------------------------------

(1) Includes Wisconsin Central Transportation Corporation from October 9, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)
------------------------------------------------------------------------------------------------------------------------------
                                                                           Three months ended                 Year ended
                                                                               December 31                    December 31
                                                                         ---------------------           ---------------------
                                                                         2001(1)         2000            2001(1)         2000
------------------------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)
Rail operations
Freight revenues ($ millions)                                             1,482         1,349              5,457         5,236
Gross ton miles (millions)                                               76,994        72,668            293,857       288,150
Revenue ton miles (RTM) (millions)                                       39,828        37,385            153,095       149,557
Route miles (includes Canada and the U.S.)                               17,986        15,532             17,986        15,532
Operating expenses per RTM (cents) *                                       2.55          2.55               2.53          2.53
Freight revenue per RTM (cents)                                            3.72          3.61               3.56          3.50
Carloads (thousands)                                                      1,007           949              3,821         3,796
Freight revenue per carload ($)                                           1,472         1,421              1,428         1,379
Diesel fuel consumed (Liters in millions)                                   341           325              1,328         1,292
Average fuel price ($/Liter)                                               0.35          0.36               0.36          0.33
Revenue ton miles per liter of fuel consumed                                117           115                115           116
Gross ton miles per liter of fuel consumed                                  226           224                221           223
Diesel fuel consumed (U.S. gallons in millions)                              90            86                351           341
Average fuel price ($/U.S. gallon)                                         1.31          1.38               1.35          1.24
Revenue ton miles per U.S. gallon of fuel consumed                          443           435                436           439
Gross ton miles per U.S. gallon of fuel consumed                            855           845                837           845
Locomotive bad order ratio (%)                                              6.3           6.0                6.4           6.0
Freight car bad order ratio (%)                                             5.5           4.9                5.7           5.1

------------------------------------------------------------------------------------------------------------------------------
Productivity

Operating ratio (%)*                                                       66.1          68.3               68.5          69.6
Freight revenue per route mile ($ thousands)                                 82            87                303           337
Revenue ton miles per route mile (thousands)                              2,214         2,407              8,512         9,629
Freight revenue per average number of employees ($ thousands)                62            61                241           233
Revenue ton miles per average number of employees (thousands)             1,671         1,678              6,754         6,660
-------------------------------------------------------------------------------------------------------------------------------

Employees

Number at end of period                                                  22,868        21,378             22,868        21,378
Average number during period                                             23,839        22,276             22,668        22,457
Labor and fringe benefits expense per RTM (cents)                          1.10          1.00               1.01          0.99
Injury frequency rate per 200,000 person hours                              4.2           4.8                4.4           5.5
Accident rate per million train miles                                       2.5           1.7                2.0           2.1
-------------------------------------------------------------------------------------------------------------------------------

Financial

Debt to total capitalization ratio (% at end of period)                    45.7          41.4               45.7          41.4
Return on assets (% at end of period) **                                    1.7           1.6                6.3           6.5
-------------------------------------------------------------------------------------------------------------------------------
*   2001 figures exclude special charge.
** 2001 calculated on a proforma basis.
(1) Includes Wisconsin Central Transportation Corporation from October 9, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)
------------------------------------------------------------------------------------------------------------------------------

                                                    Three months ended December 31                Year ended December 31
                                                  ----------------------------------         ---------------------------------
                                                                           Variance                                   Variance
                                                   2001(1)        2000   Fav (Unfav)           2001(1)        2000  Fav (Unfav)
------------------------------------------------------------------------------------------------------------------------------
                                                                                    (Unaudited)
Revenue ton miles (millions)
Petroleum and chemicals                             6,944        6,320          10%            25,243       24,858          2%
Metals and minerals                                 3,065        2,043          50%            10,777        9,207         17%
Forest products                                     7,940        6,970          14%            29,639       28,741          3%
Coal                                                3,777        3,575           6%            15,566       15,734         (1%)
Grain and fertilizers                              10,795       11,048          (2%)           42,728       42,396          1%
Intermodal                                          6,571        6,649          (1%)           26,257       25,456          3%
Automotive                                            736          780          (6%)            2,885        3,165         (9%)
------------------------------------------------------------------------------------------------------------------------------
                                                   39,828       37,385           7%           153,095      149,557          2%

Freight revenue / RTM (cents)

Total freight revenue per RTM                        3.72         3.61           3%              3.56         3.50          2%
Business units:
Petroleum and chemicals                              3.67         3.72          (1%)             3.66         3.60          2%
Metals and minerals                                  4.11         4.45          (8%)             4.25         4.26           -
Forest products                                      3.95         3.64           9%              3.67         3.51          5%
Coal                                                 2.25         2.15           5%              2.17         2.08          4%
Grain and fertilizers                                2.88         2.76           4%              2.72         2.68          1%
Intermodal                                           3.73         3.71           1%              3.69         3.61          2%
Automotive                                          19.84        17.95          11%             18.02        17.66          2%
------------------------------------------------------------------------------------------------------------------------------

Carloads (thousands)

Petroleum and chemicals                               136          130           5%               519          512          1%
Metals and minerals                                    92           56          64%               287          256         12%
Forest products                                       142          119          19%               501          486          3%
Coal                                                  126          128          (2%)              517          528         (2%)
Grain and fertilizers                                 156          150           4%               590          567          4%
Intermodal                                            275          286          (4%)            1,103        1,121         (2%)
Automotive                                             80           80            -               304          326         (7%)
------------------------------------------------------------------------------------------------------------------------------
                                                    1,007          949           6%             3,821        3,796          1%

Freight revenue / carload (dollars)

Total freight revenue per carload                   1,472        1,421           4%             1,428        1,379          4%

Business units:
Petroleum and chemicals                             1,875        1,808           4%             1,778        1,746          2%
Metals and minerals                                 1,370        1,625         (16%)            1,596        1,531          4%
Forest products                                     2,211        2,134           4%             2,172        2,074          5%
Coal                                                  675          602          12%               654          621          5%
Grain and fertilizers                               1,994        2,033          (2%)            1,968        2,004         (2%)
Intermodal                                            891          864           3%               879          820          7%
Automotive                                          1,825        1,750           4%             1,711        1,715           -
------------------------------------------------------------------------------------------------------------------------------
(1) Includes Wisconsin Central Transportation Corporation from October 9, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION
PROFORMA CONSOLIDATED STATEMENT OF INCOME (1) (U.S. GAAP)
------------------------------------------------------------------------------------------------------------------------------------
(In millions, except per share data)

                                                                        Three months ended
                                                ------------------------------------------------------------------       Year ended
                                                 March 31          June 30        September 30       December 31         December 31
                                                   2001              2001             2001              2001                2001
                                               -------------------------------------------------------------------------------------
                                               (Unaudited)                                                               (Unaudited)

Revenues
Petroleum and chemicals                             $ 254            $ 234             $ 248             $ 258               $ 994
Metals and minerals                                   120              144               149               129                 542
Forest products                                       306              329               319               319               1,273
Coal                                                   92               96                87                86                 361
Grain and fertilizers                                 336              290               267               312               1,205
Intermodal                                            244              251               252               246                 993
Automotive                                            127              139               108               146                 520
Other items                                            57               50                40                55                 202
-----------------------------------------------------------------------------------------------------------------------------------
                                                    1,536            1,533             1,470             1,551               6,090
Operating expenses
Labor and fringe benefits                             425              415               395               446               1,681
Purchased services                                    146              141               129               119                 535
Depreciation and amortization                         142              141               143               139                 565
Fuel                                                  155              132               122               110                 519
Equipment rents                                        83               83                77                89                 332
Material                                               73               58                47                32                 210
Operating taxes                                        46               39                36                43                 164
Casualty and other                                     50               36                34                49                 169
Special charge                                          -               98                 -                 -                  98
-----------------------------------------------------------------------------------------------------------------------------------
                                                    1,120            1,143               983             1,027               4,273

Operating income                                      416              390               487               524               1,817

Interest expense                                     (107)            (104)              (99)              (97)               (407)

Other income (loss)                                   118              (80)               19                32                  89
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                            427              206               407               459               1,499
-----------------------------------------------------------------------------------------------------------------------------------
Income tax (expense) recovery                        (145)              30              (132)             (162)               (409)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                          $ 282            $ 236             $ 275             $ 297             $ 1,090
-----------------------------------------------------------------------------------------------------------------------------------
Operating ratio (excluding special charge)          72.9%            68.2%             66.9%             66.2%               68.6%
-----------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                         $ 1.43           $ 1.19            $ 1.38            $ 1.49              $ 5.48

Adjusted diluted earnings per share (2)            $ 1.07           $ 1.30            $ 1.32            $ 1.49              $ 5.17

Diluted weighted-average number of shares           199.9            200.9             201.4             201.7               201.0
-----------------------------------------------------------------------------------------------------------------------------------

(1) The proforma figures reflect the Company's results of operations as if the Company had acquired Wisconsin Central
    Transportation Corporation on January 1, 2001.
(2) Excludes the Company's gain from the sale of its 50 per cent interest in the Detroit River Tunnel Company; a special charge for a workforce adjustment program; a charge to write down the Company's net investment in 360networks Inc., and a deferred income tax recovery resulting from the enactment of lower corporate tax rates in Canada.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY PROFORMA INFORMATION (1) (U.S. GAAP)
-------------------------------------------------------------------------------------------------------------------

                                                                     Three months ended
                                                ------------------------------------------------------    Year ended
                                                 March 31     June 30      September 30    December 31    December 31
                                                   2001         2001           2001            2001           2001
----------------------------------------------------------------------------------------------------------------------

                                             (Unaudited)                                                 (Unaudited)

Revenue ton miles (millions)
Petroleum and chemicals                             6,699        6,039         6,484          6,984          26,206
Metals and minerals                                 3,214        3,527         3,448          3,141          13,330
Forest products                                     7,895        8,384         8,052          8,038          32,369
Coal                                                4,263        4,381         4,153          3,819          16,616
Grain and fertilizers                              12,708       10,736         9,183         10,821          43,448
Intermodal                                          6,482        6,823         6,535          6,579          26,419
Automotive                                            712          781           660            737           2,890
-------------------------------------------------------------------------------------------------------------------
                                                   41,973       40,671        38,515         40,119         161,278

Freight revenue/RTM (cents)

Total freight revenue per RTM                        3.52         3.65          3.71           3.73            3.65

Business units:
Petroleum and chemicals                              3.79         3.87          3.82           3.69            3.79
Metals and minerals                                  3.73         4.08          4.32           4.11            4.07
Forest products                                      3.88         3.92          3.96           3.97            3.93
Coal                                                 2.16         2.19          2.09           2.25            2.17
Grain and fertilizers                                2.64         2.70          2.91           2.88            2.77
Intermodal                                           3.76         3.68          3.86           3.74            3.76
Automotive                                          17.84        17.80         16.36          19.81           17.99
-------------------------------------------------------------------------------------------------------------------

Carloads (thousands)

Petroleum and chemicals                               144          131           135            138             548
Metals and minerals                                    95          113           120             96             424
Forest products                                       154          155           147            146             602
Coal                                                  148          137           135            127             547
Grain and fertilizers                                 160          152           143            156             611
Intermodal                                            287          296           288            276           1,147
Automotive                                             75           79            70             81             305
-------------------------------------------------------------------------------------------------------------------
                                                    1,063        1,063         1,038          1,020           4,184

Freight revenue / carload (dollars)

Total freight revenue per carload                   1,391        1,395         1,378          1,467           1,407
Business units:
Petroleum and chemicals                             1,764        1,786         1,837          1,870           1,814
Metals and minerals                                 1,263        1,274         1,242          1,344           1,278
Forest products                                     1,987        2,123         2,170          2,185           2,115
Coal                                                  622          701           644            677             660
Grain and fertilizers                               2,100        1,908         1,867          2,000           1,972
Intermodal                                            850          848           875            891             866
Automotive                                          1,693        1,759         1,543          1,802           1,705
-------------------------------------------------------------------------------------------------------------------

(1) The proforma figures reflect the Company's results of operations as if the Company had acquired Wisconsin
    Central Transportation Corporation on January 1, 2001.

                                                                          ITEM 3

KPMG LOGO


KPMG LLP
Chartered Accountants
2000 McGill College Avenue                        Telephone (514) 840-2100
Suite 1900                                        Telefax (514) 840-2187
Montreal Quebec H3A 3H8 I                         www.kpmg.ca



AUDITORS' REPORT


To the Board of Directors of
Canadian National Railway Company



We have audited the consolidated balance sheets of Canadian National Railway Company as at December 31, 2001 and 2000 and the consolidated statements of income, comprehensive. income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United
States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 32, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with generally accepted accounting principles in the United States of America.

On January 22, 2002, we reported separately to the shareholders of the Company on consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.







KPMG LLP

Chartered Accountants



Montreal, Canada

January 22,2002.

                                                                          ITEM 4




                       CANADIAN NATIONAL RAILWAY COMPANY
                        CONSOLIDATED STATEMENT OF INCOME

                                                                                             Year ended December 31
In millions, except per share data                                                     2001          2000              1999
                                                                                  -------------------------------------------

Revenues
    Petroleum and chemicals                                                           $ 923         $ 894            $ 878
    Metals and minerals                                                                 458           392              398
    Forest products                                                                   1,088         1,008              995
    Coal                                                                                338           328              402
    Grain and fertilizers                                                             1,161         1,136            1,066
    Intermodal                                                                          969           919              810
    Automotive                                                                          520           559              483
    Other items                                                                         195           210              229
                                                                                 --------------------------------------------
Total revenues                                                                        5,652         5,446            5,261
                                                                                 --------------------------------------------

Operating expenses
    Labor and fringe benefits                                                         1,726         1,684            1,711
    Purchased services                                                                  546           595              591
    Depreciation and amortization                                                       463           412              400
    Fuel                                                                                485           450              309
    Equipment rents                                                                     314           291              335
    Material                                                                            265           263              260
    Operating taxes                                                                     158           158              173
    Casualty and other                                                                  231           208              249
    Special charge (Note 14)                                                             98             -                -
                                                                                 --------------------------------------------
Total operating expenses                                                              4,286         4,061            4,028
                                                                                 --------------------------------------------

Operating income                                                                      1,366         1,385            1,233

Interest expense (Note 15)                                                             (312)         (295)            (308)

Other income (Note 16)                                                                   65           126               48
                                                                                 --------------------------------------------

Income before income taxes                                                            1,119         1,216              973

Income tax expense (Note 17)                                                           (392)                          (370)
                                                                                                     (442)
                                                                                 --------------------------------------------

Net income                                                                            $ 727         $ 774            $ 603
-----------------------------------------------------------------------------------------------------------------------------

Basic earnings per share (Note 19)                                                    $3.72        $ 3.91           $ 3.03

Diluted earnings per share (Note 19)                                                  $3.62        $ 3.82           $ 2.98
-----------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

                       CANADIAN NATIONAL RAILWAY COMPANY
                           CONSOLIDATED BALANCE SHEET

                                                                                                        December 31
In millions                                                                                         2001           2000
                                                                                            -----------------------------

Assets

Current  assets:
  Cash and cash equivalents                                                                        $  53          $  19
  Accounts receivable (Note 4)                                                                       645            737
  Material and supplies                                                                              133            110
  Deferred income taxes (Note 17)                                                                    153            116
  Other                                                                                              180            143
                                                                                            -----------------------------
                                                                                                   1,164          1,125

Properties  (Note 5)                                                                              16,723         13,583
Other assets and deferred charges (Note 6)                                                           901            411
                                                                                            -----------------------------

Total assets                                                                                    $ 18,788       $ 15,119
-------------------------------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity

Current  liabilities:
  Accounts payable and accrued charges (Note 8)                                                  $ 1,374        $ 1,393
  Current portion of long-term debt  (Note 10)                                                       163            434
  Other                                                                                              101             88
                                                                                            -----------------------------
                                                                                                   1,638          1,915

Deferred income taxes (Note 17)                                                                    3,729          2,486
Other liabilities and deferred credits (Note 9)                                                    1,296          1,193
Long-term debt  (Note 10)                                                                          5,764          3,886

Shareholders' equity:
  Common shares (Note 11)                                                                          3,209          3,124
  Convertible preferred securities (Note 11)                                                         327            327
  Contributed surplus                                                                                178            178
  Currency translation                                                                               133             61
  Retained earnings                                                                                2,514          1,949
                                                                                            -----------------------------
                                                                                                   6,361          5,639
                                                                                            -----------------------------

Total liabilities and shareholders' equity                                                       $18,788        $15,119
-------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

On behalf of the Board:


David G.A. McLean                                                      Paul M. Tellier
Director                                                               Director

                                   CANADIAN NATIONAL RAILWAY COMPANY
                       CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                  Issued and
                                                 outstanding
                                    Issued and   convertible         Convertible                                              Total
                                   outstanding     preferred  Common   preferred  Contributed     Currency   Retained shareholders'
In millions                      common shares    securities  shares  securities      surplus  translation   earnings       equity
                                  ------------------------- -----------------------------------------------------------------------
Balances December 31, 1998                191.8          -    $2,873       $  -       $190         $  7       $1,221      $  4,291
   Cumulative effect of change in
    accounting policy (Note 2)                -          -         -          -          -            -          (71)          (71)
   Net income                                 -          -         -          -          -            -          603           603
   Shares issued (Note 11)                  9.2        4.6       404        327          -            -            -           731
   Stock options exercised
      (Note 11, 12)                         1.4          -        34          -          -            -            -            34
   Currency translation                       -          -         -          -          -          (16)          -            (16)
   Dividends ($0.60 per share)                -          -         -          -          -            -         (118)         (118)
   Dividends on convertible
    preferred securities                      -          -         -          -          -            -           (9)           (9)
                                    ------------------------- --------------------------------------------------------------------
Balances December 31, 1999                202.4        4.6     3,311        327        190           (9)       1,626         5,445
    Net income                                -          -         -          -          -            -          774           774
    Stock options exercised
      (Note 11, 12)                         1.2          -        26          -          -            -            -            26
    Share repurchase program
      (Note 11)                           (13.0)         -      (213)         -        (12)           -         (304)         (529)
    Currency translation                      -          -         -          -          -           70            -            70
    Dividends ($0.70 per share)               -          -         -          -          -            -         (136)         (136)
   Dividends on convertible                   -          -         -          -          -            -          (11)          (11)
    preferred securities
                                    ------------------------- --------------------------------------------------------------------
Balances December 31, 2000                190.6        4.6     3,124        327        178           61        1,949         5,639
    Net income                                -          -         -          -          -            -          727           727
    Stock options exercised
      (Note 11, 12)                         2.1          -        85          -          -            -            -            85
    Currency translation                      -          -         -          -          -           72            -            72
    Dividends ($0.78 per share)               -          -         -          -          -            -         (150)         (150)
   Dividends on convertible
    preferred securities                      -          -         -          -          -            -          (12)          (12)
                                    ------------------------- --------------------------------------------------------------------
Balances December 31, 2001                192.7        4.6    $3,209       $327       $178         $133       $2,514        $6,361
----------------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

                       CANADIAN NATIONAL RAILWAY COMPANY
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                      Year ended December 31
In millions                                                                         2001        2000       1999
                                                                                   ----------------------------
Operating activities
   Net income                                                                       $727        $774      $ 603
   Non-cash items in income:
     Depreciation and amortization  (Note 18)                                        469         421        407
     Deferred income taxes (Note 17)                                                 307         218        325
     Gain on sale of investments (Note 16)                                          (101)        (84)         -
      Write-down of investment (Note 6, 16)                                           99           -          -
      Special charge (Note 14)                                                        98           -          -
      Other                                                                            -           -         (2)
   Changes in:
       Accounts receivable (Note 4)                                                  197          71       (156)
       Material and supplies                                                          11           7         38
       Accounts payable and accrued charges (Note 8)                                (209)         21         64
       Other net current assets and liabilities                                      (26)        (39)       (27)
   Payments for workforce reductions (Note 9)                                       (169)       (189)      (219)
   Other                                                                            (171)        (72)       (71)
                                                                               --------------------------------
  Cash provided from operating activities                                          1,232       1,128        962

Investing activities
   Net additions to properties (Note 18)                                            (638)       (639)      (646)
   Proceeds from disposal of properties                                               40          63         87
   Acquisition of Wisconsin Central Transportation Corporation (Note 3)           (1,278)          -          -
   Other                                                                             112         (10)         2
                                                                               --------------------------------
   Cash used by investing activities                                              (1,764)       (586)      (557)


Dividends paid                                                                      (174)       (149)      (127)

Financing activities
   Issuance of long-term debt                                                      4,015         860        456
   Issuance of convertible preferred securities (Note 11)                              -           -        327
   Reduction of long-term debt                                                    (3,336)     (1,038)    (1,509)
   Issuance of common shares  (Note 11)                                               61          26        438
   Repurchase of common shares (Note 11)                                               -        (529)         -
                                                                               --------------------------------
   Cash provided from (used by) financing activities                                 740        (681)      (288)

Net increase (decrease) in cash and cash equivalents                                  34        (288)       (10)

Cash and cash equivalents, beginning of year                                          19         307        317
                                                                               --------------------------------
Cash and cash equivalents, end of year                                              $ 53        $ 19      $ 307
---------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

                       CANADIAN NATIONAL RAILWAY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

1.               Summary of significant accounting policies

2.               Accounting changes

3.               Acquisition of Wisconsin Central Transportation Corporation

4.               Accounts receivable

5.               Properties

6.               Other assets and deferred charges

7.               Credit facilities

8.               Accounts payable and accrued charges

9.               Other liabilities and deferred credits

10.              Long-term debt

11.              Capital stock and convertible preferred securities

12.              Stock plans

13.              Pensions

14.              Special charge

15.              Interest expense

16.              Other income

17.              Income taxes

18.              Segmented information

19.              Earnings per share

20.              Major commitments and contingencies

21.              Financial instruments

22.              Reconciliation of Canadian and United States generally accepted accounting principles

23.              Quarterly financial data - unaudited

24.              Comparative figures

                       CANADIAN NATIONAL RAILWAY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN's revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1.   Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). Significant differences between the accounting principles applied in the accompanying financial statements and those under United States generally accepted accounting principles (U.S. GAAP) are quantified and explained in Note 22 to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to litigation, environmental liabilities, casualty claims, depreciation lives, income tax liabilities, pensions and post-retirement obligations, based upon currently available information. Actual results could differ from these estimates.

(a)  Principles of consolidation

     These consolidated financial statements include the accounts of all subsidiaries, including Wisconsin Central Transportation Corporation (WC) for which the Company acquired control and consolidated effective October 9, 2001. The Company's investments in which it has significant influence are accounted for using the equity method of accounting.

(b)  Revenues
     Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

(c)  Foreign exchange
     All of the Company's United States (U.S.) operations are classified as self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has equity investments in international affiliates (United Kingdom, New Zealand and Australia) with their respective local currencies as their functional currencies. Accordingly, the U.S. operations' assets and liabilities and the Company's foreign equity investments are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Currency translation, which forms part of Shareholders' equity.

     The Company has designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Unrealized foreign exchange gains and losses, from the date of designation, on the translation of the U.S. dollar denominated debt are also included in Currency translation.

(d)  Cash and cash equivalents
     Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

(e)  Accounts receivable
     Accounts receivable are recorded at cost net of the provision for doubtful accounts. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

(f)  Material and supplies
     The inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

(g)  Properties
     Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. All costs of materials associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company's definition of "unit of property." The related labor and overhead costs are also capitalized for the installation of new, non-replacement track. All other labor and overhead costs and maintenance costs are expensed as incurred. Related interest costs are charged to expense. Included in property additions are the costs of developing computer software for internal use.

     The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows or estimated net realizable value. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or net recoverable amount.

(h)  Depreciation
     The cost of properties, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

                 Asset class                                     Annual rate
                 ------------------------------------------------------------
                 Track and roadway                                        2%
                 Rolling stock                                            3%
                 Buildings and other                                      4%
                 ------------------------------------------------------------

     The Company follows the group method of depreciation and as such conducts comprehensive depreciation studies generally every three years to assess the reasonableness of the lives of properties based upon current information, including actual results of prior years. Such a study was conducted in 2001 for the Company's Canadian properties. The study did not have a significant effect on depreciation expense as the benefit of increased asset lives was offset by deficiencies in certain accumulated depreciation balances.

(i) Pensions Pension costs are determined using actuarial methods. Pension expense is charged to operations and includes:

     (i) the cost of pension benefits provided in exchange for employees' services rendered during the year,

     (ii) the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,
     (iii) the amortization of past service costs and amendments over the expected average remaining service life of the employee group covered by the plans, and
     (iv) the interest cost of pension obligations, the return on pension fund assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or market-related value of plan assets over the expected average remaining service life of the employee group covered by the plans.

     The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

(j)  Post-retirement benefits other than pensions
     The Company accrues the cost of post-retirement benefits other than pensions. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits, supplemental pension allowances and free rail travel benefits.

     The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service life of the employee group covered by the plans.

(k)  Derivative financial instruments
     The Company may use derivative financial instruments from time to time, in the management of its fuel, interest rate and foreign currency exposures. Gains or losses on such instruments entered into for the purpose of hedging financial risk exposures are deferred and amortized in the results of operations over the life of the hedged asset or liability or over the term of the derivative financial instrument. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

(l)  Environmental expenditures
     Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

(m)  Income taxes
     The Company follows the asset and liability method for accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in income. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

(n)  Recent accounting pronouncements
     In August 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3062, "Goodwill and Other Intangible Assets." Effective for the Company's fiscal year beginning January 1, 2002, the section changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, this section requires acquired intangible assets to be separately recognized if the benefit of the intangible assets are obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged. The Company does not expect this section to have a material impact on its financial statements.

     In December 2001, the CICA issued Accounting Guideline-13 "Hedging Relationships." Effective for the Company"s fiscal year beginning January 1, 2003, for the purpose of applying hedge accounting, the guideline provides guidance on the identification, designation, documentation and effectiveness of hedging relationships. The guideline also addresses the discontinuance of hedge accounting. The Company does not expect this guideline, when adopted, to have a material impact on its financial statements.

     In December 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments." Effective for the Company"s fiscal year beginning January 1, 2002, the new section requires the use of a fair-value based approach of accounting for certain specified stock-based awards. For all other employee stock-based awards, the section encourages but does not require that a fair value-based approach be used. The section also addresses the accounting for stock appreciation rights and awards to be settled in cash, other financial assets and equity. The Company does not expect this section to have an initial material impact on its financial statements upon adoption.


2.   Accounting changes

The Company has made certain changes in accounting policies to conform to new accounting standards.

2001
In 2001, the Company early adopted the CICA amended recommendations of Section 1650 "Foreign Currency Translation." The amended section eliminates the deferral and amortization of unrealized translation gains or losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of a fiscal year. Translation gains or losses on the above items will now be recognized in net income for the current period. As required by the amended section, the Company has retroactively restated all prior period financial statements presented. The cumulative effect of the adoption of the amended section of $93 million ($62 million after tax) has been reflected as a charge to opening retained earnings of 1999. The effect on net income for 2001, 2000 and 1999 was an increase of $1 million, $2 million, and $1 million, respectively.

2000
In 2000, the Company early adopted the CICA recommendations related to the presentation of earnings per share. The standard essentially harmonizes Canadian and U.S. standards, specifically in the areas of presenting earnings per share information, computing diluted earnings per share and disclosure requirements. The new standard requires restatement of prior year comparative information.

1999
In 1999, the Company adopted the CICA recommendations related to the accounting for employee future benefits. Specifically, the standard outlines guidance for the accounting for pension, post-retirement and workers' compensation costs. In accordance with the transitional provisions of the new standard, the Company has applied the recommendations retroactively but has not restated comparative periods. The cumulative effect of the adoption of the new standard of $17 million ($9 million after tax) has been reflected as a charge to opening retained earnings.


3.   Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and WC entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for an acquisition cost of $1,297 million (U.S.$831 million). The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7, 2001, the U.S. Surface Transportation Board (STB) rendered a decision, unanimously approving the Company's acquisition of WC. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

The Company accounted for the Merger using the purchase method of accounting as required by CICA Handbook Section 1581 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The following table outlines the estimated fair values of WC's assets and liabilities acquired at acquisition. The impact of the results of the final valuation of WC's assets and liabilities and changes in accounting practices are not expected to have a material impact on the results of operations.

                                                                    October 9
In millions                                                              2001
                                                                    ---------

Current assets                                                           $175
Properties                                                              2,435
Other assets and deferred charges                                         433
                                                                    ---------
     Total assets acquired                                              3,043
                                                                    ---------
Current liabilities                                                       353
Deferred income taxes                                                     743
Other liabilities and deferred credits                                    178
Long-term debt                                                            472
                                                                    ----------
     Total liabilities assumed                                          1,746
                                                                 ------------
Net assets acquired                                                    $1,297
-----------------------------------------------------------------------------

The Consolidated Statement of Income for the year ended December 31, 2001 included $129 million of revenues, $34 million of operating income and $11 million of other income from WC. The acquisition of WC contributed $11 million ($0.06 per basic share or $0.05 per diluted share) to the Company's net income.

If the Company had acquired WC on January 1, 2000, based on the historical amounts reported by WC, net of the amortization of the difference between the Company's cost to acquire WC and the net assets of WC (based on preliminary estimates of the fair values of WC's properties and equipment, and estimates of their remaining useful lives, as well as estimates of the fair values of other WC assets and liabilities), revenues, net income, basic and diluted earnings per share would have been $6,090 million, $763 million, $3.91 per basic share and $3.80 per diluted share, respectively for the year ended December 31, 2001 and $5,979 million, $784 million, $3.96 per basic share and $3.87 per diluted share, respectively for 2000. The pro forma figures do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.


4.   Accounts receivable
                                                                   December 31
In millions                                                     2001        2000
                                                              ------------------

Freight
     Trade                                                     $ 309      $ 470
     Accrued                                                     119         81
Non-freight                                                      298        249
                                                              ------------------
                                                                 726        800
Provision for doubtful accounts                                  (81)       (63)
                                                              ------------------
                                                               $ 645      $ 737
--------------------------------------------------------------------------------

The Company has a five-year revolving agreement, expiring in 2003, to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time. At December 31, 2001, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$179 million) had been sold on a limited recourse basis compared to $147 million and U.S.$40 million (Cdn$61 million) at December 31, 2000. The Company has retained the responsibility for servicing, administering and collecting freight trade receivables sold. Other income included $10 million in each of 2001 and 2000 for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

No servicing asset or liability has been recorded because the costs of servicing are compensated by the benefits of the agreement.


5.   Properties

                                                         December 31, 2001                   December 31, 2000
                                                            Accumulated                         Accumulated
In millions                                   Cost         depreciation     Net         Cost    depreciation       Net
                                             -------------------------------------    ----------------------------------
Track, roadway and land                        $ 16,549      $3,510      $13,039         $ 13,446     $3,189     $10,257
Rolling stock                                     3,703       1,336        2,367            3,398      1,205       2,193
Buildings and other                               2,541       1,224        1,317            2,239      1,106       1,133
                                              --------------------------------------------------------------------------
                                                $22,793      $6,070      $16,723          $19,083     $5,500     $13,583
------------------------------------------------------------------------------------------------------------------------
Capital leases included in properties           $ 1,246       $ 218      $ 1,028          $ 1,152      $ 163      $  989
------------------------------------------------------------------------------------------------------------------------

6.   Other assets and deferred charges

                                                                 December 31
In millions                                                   2001          2000
                                                           ---------------------

Investments (a)                                              $ 496          $124
Prepaid benefit cost (Note 13)                                 251           166
Deferred receivables                                           108            73
Unamortized debt issue costs                                    42            37
Other                                                            4            11
                                                           ---------------------
                                                             $ 901         $ 411
--------------------------------------------------------------------------------

(a)  Investments

Investment in English Welsh and Scottish Railway (EWS)
Through its acquisition of WC, the Company acquired 40.9% of EWS, a company which provides most of the rail freight services in Great Britain, operates freight trains through the English Channel tunnel and carries mail for the Royal Mail. The Company accounts for its investment in EWS using the equity method of accounting. The fair value of the investment in EWS was preliminarily determined based on a multiple of EWS earnings. At December 31, 2001, based upon this preliminary valuation, the carrying value of the investment was in excess of the Company's share of EWS' net assets.

Investment in Tranz Rail Holdings Limited (Tranz Rail) and Australian Transport Network Limited (ATN) Through its acquisition of WC, the Company acquired 23.7% of Tranz Rail, a publicly traded company which operates a 2,400-route mile freight and passenger rail business in New Zealand and 33% of ATN, a company which provides substantially all commercial rail freight service in Tasmania operating a 555-route mile rail system. Tranz Rail owns another 27% of ATN. The Company accounts for both investments as "available for sale" because its intent is to sell the investments within one year. The fair value of the investment in Tranz Rail was preliminarily determined based on its market capitalization and that of ATN, based on a multiple of ATN earnings. The Company's equity in net income and interest expense related to Tranz Rail and ATN for the period between October 9 and December 31, 2001, allocated to the purchase price of the investments was not significant.

Investment in 360networks Inc.
In June 2001, the Company recorded a charge of $99 million, $77 million after tax, to write down 100% of its net investment in 360networks Inc. Subsequently, the Company sold all of the shares of its investee. In 2000, the Company had recorded a gain of $84 million, $58 million after tax, related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.


7.   Credit facilities

The Company has U.S.$1,000 million five-year revolving credit facilities which expire in March 2003. The credit facilities provide for interest on borrowings at various interest rates including the Canadian prime rate, bankers' acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate plus applicable margins. The credit facility agreements contain customary financial covenants, based on U.S. GAAP, including i) limitations on debt as a percentage of total capitalization, ii) maintenance of tangible net worth above predefined levels, and iii) maintenance of the fixed charge coverage ratio above predefined levels. The Company was in compliance with all of these financial covenants throughout the year. The Company's commercial paper program is backed by a portion of its revolving credit facility. As at December 31, 2001, the Company had outstanding commercial paper of U.S.$213 million (Cdn$339 million) ($77 million as at December 31, 2000) and borrowings of U.S.$172 million (Cdn$273 million) under its revolving credit facilities. During 2000, the Company did not draw on the credit facilities. Interest rates on the borrowings under the revolving credit facilities at December 31, 2001 range from 2.15% to 2.73%.


8.   Accounts payable and accrued charges

                                                                  December 31
In millions                                                    2001         2000
                                                             -------------------

Trade payables                                               $  385       $  407
Payroll-related accruals                                        218          194
Current portion of workforce reduction provisions               151          137
Accrued interest on long-term debt                              141          126
Income and other taxes                                          236          244
Accrued charges                                                 131          187
Accrued operating leases                                         19           31
Other                                                            93           67
                                                             -------------------
                                                             $1,374      $ 1,393
-------------------------------------------------------------------- -----------

9.   Other liabilities and deferred credits

                                                                  Year ended
                                                                  December 31
In millions                                                    2001         2000
                                                             -------------------

Personal injury and other claims                             $  379      $   373
Workforce reduction provisions, net of current portion (a)      340          376
Accrual for post-retirement benefits other than pensions (b)    258          231
Environmental reserve, net of current portion                    73           64
Deferred credits and other                                      246          149
                                                             -------------------

                                                             $1,296      $ 1,193
--------------------------------------------------------------------------------

(a)  Workforce reduction provisions
     The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of severance payments, the majority of which will be disbursed within the next five years. Other elements of the provisions mainly include early retirement incentives and bridging to early retirement. Payments for severance and other elements of the provisions have reduced the provisions by $169 million for the year ended December 31, 2001 ($189 million for the year ended December 31, 2000). The aggregate provisions amount to $491 million at December 31, 2001.

(b)  Post-retirement benefits other than pensions

                                                                 Year ended
                                                                 December 31
        (i)  Change in benefit obligation                    2001          2000
                                                            -------------------
              In millions

              Benefit obligation at beginning of year       $ 242          $230
              Amendments                                       25             -
              Actuarial loss                                   20             3
              Interest cost                                    19            15
              Service cost                                     11             8
              Foreign currency changes                          6             3
              Transfer from other plans                         5             -
              Benefits paid                                   (19)          (17)
                                                            -------- ----------
                Benefit obligation at end of year           $ 309          $242
                                                            -------- ----------

                                                                 December 31
                                                            -------------------
        (ii) Funded status                                   2001          2000
                                                            -------------------
              In millions

                Unfunded benefit obligation at end of year  $ 309          $242
                Unrecognized net actuarial loss               (26)           (8)
                Unrecognized prior service cost               (25)           (3)
                                                            -------------------
                Accrued benefit cost for post-retirement
                 benefits other than pensions               $ 258          $231
                                                            -------------------


                                                                  Year ended December 31
        (iii) Components of net periodic benefit cost         2001         2000        1999
                                                           ---------------------------------
              In millions
                Interest cost                                  $19          $15         $15
                Service cost                                    11            8           8
                Amortization of prior service cost               3            1           1
                Recognized net actuarial loss                    2            1           2
                                                           ---------------------------------
                Net periodic benefit cost                      $35          $25         $26
                                                           ---------------------------------

                                                                     December 31
        (iv) Weighted-average assumptions                      2001         2000        1999
                                                             ---------------------------------

                 Discount rate                                6.97%        6.95%       7.39%
                 Rate of compensation increase                4.00%        4.25%       4.25%
                                                            ---------------------------------

     For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 8% for 2002 and 6% for 2001. It is assumed the rate will decrease gradually to an ultimate rate of 6% for 2004 and remain at that level thereafter.

     A one-percentage-point change in the health care trend rate would not cause a material change in the Company's net periodic benefit cost nor the post-retirement benefit obligation.


10.  Long-term debt

                                                                      Currency
                                                                      in which           December 31
In millions                                                Maturity    payable        2001         2000
                                                    ---------------------------------------------------

Bonds, debentures and notes: (a)

Canadian National series:

 8-7/8%    15-year notes                               May 21, 2001      Cdn$        $   -        $ 150
 6-5/8%    10-year notes                               May 15, 2003     U.S.$          239          225
 7 %       10-year notes                              Mar. 15, 2004     U.S.$          422          398
 6.45%     Puttable Reset Securities (PURS) (b)       July 15, 2006     U.S.$          398          375
 6-3/8%    10-year notes (c)                          Oct. 15. 2011     U.S.$          636            -
 6.80%     20-year notes (c)                          July 15, 2018     U.S.$          318          300
 7-5/8%    30-year debentures                          May 15, 2023     U.S.$          239          225
 6.90%     30-year notes (c)                          July 15, 2028     U.S.$          755          712
  7-3/8%   30-year debentures (c)                     Oct. 15, 2031     U.S.$          318            -

Illinois Central series:

 7.12%      5-year notes                               Aug. 2, 2001     U.S.$            -           75
 6.72%      5-year notes                              Aug. 14, 2001     U.S.$            -           75
 6-3/4%    10-year notes                               May 15, 2003     U.S.$          159          150
 7-3/4%    10-year notes                                May 1, 2005     U.S.$          159          150
 6.98%     12-year notes                              July 12, 2007     U.S.$           80           75
 6.63%     10-year notes                               June 9, 2008     U.S.$           32           30
 5 %       99-year income debentures                   Dec. 1, 2056     U.S.$           12           12
 7.7%     100-year debentures                        Sept. 15, 2096     U.S.$          199          187

 Wisconsin Central series:

                                                                                 ----------------------
 6-5/8%    10-year notes                             April 15, 2008     U.S.$          239            -
                                                                                 ----------------------

 Total bonds, debentures and notes                                                   4,205        3,139


Other:
  Revolving credit facilities (Note 7)                                  U.S.$          273            -
  Commercial paper (d) (Note 7)                                        Various         339           77
  Capital lease obligations, amounts owing under
    equipment agreements and other (e)                                 Various       1,125        1,117
                                                                                 ----------------------
  Total other                                                                        1,737        1,194
                                                                                 ----------------------

Subtotal                                                                             5,942        4,333

Less:
  Current portion of long-term debt                                                    163          434
  Net unamortized discount                                                              15           13
                                                                                 ----------------------
                                                                                       178          447
                                                                                 ----------------------

                                                                                    $5,764      $ 3,886
-------------------------------------------------------------------------------------------------------

(a)  The Company's bonds, debentures and notes are unsecured.

(b) The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July 15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15, 2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

(c) These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

(d) The Company has a commercial paper program which is backed by a portion of its revolving credit facility, that enables it to issue commercial paper up to a maximum aggregate principal amount of $600 million or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company's intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility. Interest rates on commercial paper at December 31, 2001 range from approximately 1.93% to 2.6%.

(e) Interest rates for the capital leases range from approximately 3.14% to 14.6% with maturity dates in the years 2002 through 2025. The imputed interest on these leases amounted to $545 million as at December 31, 2001, and $559 million as at December 31, 2000.

     The equipment agreements are payable by monthly or semi-annual installments over various periods to 2007 at interest rates ranging from 6% to 9.7%. The principal amounts are payable as follows: $17 million and U.S.$1 million (Cdn$2 million) as at December 31, 2001, and $26 million and U.S.$1 million (Cdn$2 million) as at December 31, 2000. The capital leases, equipment agreements, and other obligations are secured by properties with a net carrying amount of $1,096 million as at December 31, 2001 and $1,064 million as at December 31, 2000.

     During 2001, the Company recorded $91 million in assets it acquired through the exercise of purchase options on existing leases and leases for new equipment ($149 million in 2000). An equivalent amount was recorded in debt.

(f) Long-term debt maturities for the following fiscal years, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2001 but excluding repayments of commercial paper and revolving credit facilities of $339 million and $273 million, respectively, are as follows:

                 Year                                               Amount
                 ----------------------------------------------------------
                                                               In millions
                 2002                                                 $163
                 2003                                                  543
                 2004                                                  547
                 2005                                                  229
                 2006                                                  432
                 2007 and thereafter                                 3,401
                 ----------------------------------------------------------

(g) The aggregate amount of debt payable in U.S. currency as at December 31, 2001 is U.S.$3,334 million (Cdn$5,302 million) and as at December 31, 2000 is U.S.$2,290 million (Cdn$3,434 million).

11.  Capital stock and convertible preferred securities

(a)  Authorized capital stock
      The authorized capital stock of the Company is as follows:
          - Unlimited number of Common Shares, without par value
          - Unlimited number of Class A Preferred Shares, without par value issuable in series - Unlimited number of Class B Preferred Shares, without par value issuable in series

(b)  Issued and outstanding common shares
     During 2001, the Company issued 2.1 million shares (1.2 million shares in 2000 and 1.4 million shares in 1999) related to stock options exercised. The total number of common shares issued and outstanding was
     192.7 million as at December 31, 2001.

     In 1999, the Company issued 9.2 million common shares as a result of a public offering.

(c)  Convertible preferred securities
     In 1999, the Company issued 4.6 million convertible preferred securities at U.S.$50 per security. These securities bear interest, payable quarterly in U.S. dollars, at a rate of 5.25% per year, and are due on June 30, 2029. These securities are subordinated securities convertible into common shares of CN at the option of the holder at an original conversion price of US$38.48 per common share, representing an original conversion rate of
     1.2995 common shares for each convertible preferred security. On or after July 1, 2002, at the option of CN but subject to certain conditions, the holders' rights to convert these securities may be extinguished if the current market price exceeds 120% of the conversion price for a certain period. If these conditions are met, CN may terminate the conversion rights by giving holders at least 30 days' prior written notice to convert their convertible preferred securities into common shares. If, at closing of the conversion termination date the current market price exceeds the conversion price, all holders shall be deemed to have converted, except to the extent the Trustee has been otherwise instructed by any holder.

(d)  Stock split
     On July 20, 1999, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN common stock payable for each share outstanding or held in treasury on September 27, 1999 to shareholders of record on September 23, 1999. All equity based benefit plans reflect the issuance of additional shares or options due to the declaration of the stock split. All shares and per share data reflect the effect of the stock split.

(e)  Share repurchase programs
     On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At December 31, 2001, the Company had not repurchased any common shares under the share repurchase program.

     In 2000, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 13 million common shares of the Company's common stock pursuant to a normal course issuer bid, at prevailing market prices. During 2000, $529 million was used to repurchase 13 million common shares at an average price of $40.70 per share.


12.  Stock plans

(a)  Employee share plan
     The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 6% of their gross salaries to purchase shares of the Company's common stock on the open market and to have the Company invest, on the employee's behalf, a further 35% of the amount invested by the employee. Participation at December 31, 2001 was 9,432 employees (7,916 at December 31, 2000). The total number of ESIP shares purchased on behalf of employees, including the Company's contributions, was 516,726 in 2001 and 637,531 in 2000, resulting in a pre-tax charge to income of $8 million, $6 million and $5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

(b)  Mid-term incentive share unit plan
     The Company has a share unit plan, which was approved by the Board of Directors in 2001, for designated senior management employees entitling them to receive payout on June 30, 2004 of a combination of common stock of the Company, as to fifty percent, and cash value, as to the remaining fifty percent.

     The share units vest conditionally upon the attainment of targets relating to the Company's share price during the six-month period ending June 30, 2004. Due to the nature of the vesting conditions, no compensation expense was recognized for 2001. The total number of share units outstanding at December 31, 2001 was 421,500. At December 31, 2001, an additional 43,500 share units remained authorized for future issuances under this plan.

(c)  Stock options
     The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not to exceed 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2001, an additional 5.5 million common shares remained authorized for future issuances under these plans.

     Options issued by the Company include conventional options, which vest over a period of time, and performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment. The total conventional and performance options outstanding at December 31, 2001 were 7.5 million and 2.4 million, respectively.

       Changes in the Company's stock options are as follows:

                                                                             Weighted-average
                                                         Number of options    exercise price
               ------------------------------------------------------------------------------
                                                            In millions
               Outstanding at December 31, 1998 (1)             7.1               $29.11
               Granted                                          3.0               $45.46
               Canceled                                        (0.4)              $34.51
               Exercised                                       (1.4)              $25.43
               -------------------------------------------------------------
               Outstanding at December 31, 1999 (1)             8.3               $34.88

               Granted                                          2.2               $35.33
               Canceled                                        (0.4)              $36.23
               Exercised                                       (1.2)              $22.19
               -------------------------------------------------------------
               Outstanding at December 31, 2000 (1)             8.9               $34.95
               Conversion of WC options                         1.0               $58.63
               Granted                                          2.4               $50.65
               Canceled                                        (0.3)              $46.01
               Exercised                                       (2.1)              $30.43
               -------------------------------------------------------------
               Outstanding at December 31, 2001 (1) (2)         9.9               $43.62
               ------------------------------------------------------------------------------

               (1) Includes IC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
               (2) Includes WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

     Stock options outstanding and exercisable as at December 31, 2001 were as follows:

                                       Options outstanding                                             Options exercisable
         --------------------------------------------------------------------------------------   --------------------------
                                                              Weighted-average Weighted-average              Weighted-average
                 Range of exercise prices           Number of     years to        exercise         Number of    exercise
                                                     options     expiration         price           options       price
         --------------------------------------------------------------------------------------   ----------------------------
                                                   In millions                                    In millions

                     $13.50 - $23.72                   0.3            3             $17.90            0.3         $17.90

                     $25.40 - $35.01                   2.5            7             $33.37            1.1         $31.14
                     $35.70 - $49.45                   4.1            6             $44.38            2.7         $44.47
                     $50.02 - $69.77                   2.8            9             $51.66            0.3         $55.61
                     $70.65 and above                  0.2            6             $94.47            0.1         $94.47

       ----------------------------------------------------------                                  ------
       Balance at December 31, 2001 (1)                9.9            7             $43.62            4.5         $41.86
       ---------------------------------------------------------------------------------------------------------------------

       (1) Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

13.  Pensions

The Company has retirement benefit plans under which substantially all employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The tables that follow pertain to all such plans. However, the following descriptions relate solely to the Company's main pension plan, the CN Pension Plan (the Pension Plan). The Company's other pension plans are not significant.

Description of plan
The Pension Plan is a contributory defined benefit pension plan that covers substantially all CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Pension Plan and the related legislation.

Funding policy
Employee contributions to the Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans.

Description of fund assets
The assets of the Pension Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets.

                                                               Year ended
                                                               December 31
(a)  Change in benefit obligation                          2001           2000
                                                        ----------------------
      In millions

      Benefit obligation at beginning of year           $10,855        $ 9,935
      Interest cost                                         701            690
      Actuarial loss                                         94            730
      Service cost                                           92             70
      Plan participants' contributions                       73             74
      Foreign currency changes                                6              3
      Benefit payments and transfers                       (665)          (647)
                                                        ----------------------
       Benefit obligation at end of year                $11,156        $10,855
                                                        ----------------------

                                                                Year ended
                                                                December 31
(b)  Change in plan assets                                  2001           2000
                                                        -----------------------
       In millions

      Fair value of plan assets at beginning of year    $12,455        $11,768
      Employer contributions                                 69             59
      Plan participants' contributions                       73             74
      Foreign currency changes                                6              3
      Actual return on plan assets                         (175)         1,198
      Benefit payments and transfers                       (665)          (647)
                                                        -----------------------
       Fair value of plan assets at end of year         $11,763        $12,455
                                                        -----------------------

                                                                December 31
(c)  Funded status                                          2001           2000
                                                        -----------------------
      In millions

       Excess of fair value of plan assets over benefit
         obligation at end of year*                       $ 607        $ 1,600
       Unrecognized net actuarial gain*                    (537)        (1,652)
       Unrecognized net transition obligation                39             59
       Unrecognized prior service cost                      133            153
                                                        -----------------------
       Net amount recognized                              $ 242          $ 160
                                                        -----------------------
     *subject to future reduction for gain sharing under the terms of the plan

                                                                December 31
(d) Amount recognized in the Consolidated Balance Sheet    2001           2000
                                                        ---------- -------------
      In millions

        Prepaid benefit cost (Note 6)                     $ 251          $ 166
        Accrued benefit cost                                 (9)            (6)
                                                        ----------------------
        Net amount recognized                              $242          $ 160
                                                        ----------------------

                                                                Year ended December 31
(e)  Components of net periodic benefit cost               2001          2000          1999
                                                        ----------------------------------
      In millions
        Interest cost                                    $ 701         $ 690         $ 632
        Service cost                                        92            70            95
        Amortization of net transition obligation           20            19            19
        Amortization of prior service cost                  20            19            20
        Expected return on plan assets                    (846)         (792)         (732)
        Recognized net actuarial loss                        -             -            23
                                                        ----------------------------------
        Net periodic benefit cost (income)               $ (13)        $   6         $  57
                                                        ----------------------------------

                                                                             December 31
(f)  Weighted-average assumptions                           2001         2000          1999
                                                        ----------------------------------
        Discount rate                                      6.50%        6.50%         7.00%
        Rate of compensation increase                      4.00%        4.25%         4.25%
        Expected return on plan assets for
          year ending December 31                          9.00%        9.00%         9.00%
                                                        ----------------------------------

14.  Special charge

The Company recorded a charge of $98 million, $62 million after tax, in the second quarter of 2001 for the reduction of 690 positions (388 occurred in 2001 with the remainder planned to be completed by the end of 2002). The charge included severance and other payments to be made to affected employees.

15.  Interest expense
                                                              Year  ended December 31
In millions                                                2001         2000         1999
                                                        ---------------------------------
Interest on long-term debt                                  $314        $ 306        $ 313
Interest income                                               (2)         (11)          (5)
                                                        ----------------------------------
                                                            $312        $ 295        $ 308
                                                        ----------------------------------
Cash interest payments                                     $ 307        $ 299        $ 305
------------------------------------------------------------------------------------------

16.  Other income

                                                     Year ended December 31
In millions                                     2001         2000          1999
                                             ----------------------------------

Gain on sale of interest in
  Detroit River Tunnel Company (a)           $   101        $   -          $  -
Gain on disposal of properties                    53           57            56
Investment income                                 30            -            12
Foreign exchange gain                              7           10             6
Gain on exchange of investment (Note 6)            -           84             -
Net real estate costs                            (20)
                                                              (22)          (25)
Write-down of investment in
  360networks Inc. (Note 6)                      (99)           -             -
Other                                             (7)
                                                               (3)           (1)
                                             ----------------------------------
                                             $    65        $ 126          $ 48
-------------------------------------------------------------------------------

(a) In March 2001, the Company completed the sale of its 50 per cent interest in the Detroit River Tunnel Company (DRT) for proceeds of $112 million and recorded a gain of $101 million, $82 million after tax. The DRT is a 1.6 mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

17.  Income taxes

The Company's income tax expense is as follows:

                                                      Year ended December 31
  In millions                                      2001       2000         1999
                                                 ------------------------------

Federal tax rate                                   28.1%      29.1%        29.1%

Income tax expense from income before income
  taxes based on the Federal tax rate             $(314)     $(353)       $(283)
Income tax (expense) recovery resulting from:
    Provincial and other taxes                     (134)      (148)        (160)
    Deferred income tax adjustment due to
      rate reductions                                 -        (4)            -
    U.S. tax rate differential                        1          7           30
    Gain on disposals and dividends                  27         20            8
    Other                                            28         36           35
                                                 ------------------------------
Income tax expense                                $(392)     $(442)       $(370)
                                                 ------------------------------

Income tax expense is represented by:
    Current                                       $ (85)     $(224)       $ (45)
    Deferred                                       (307)      (218)        (325)
                                                 ------------------------------
                                                  $(392)     $(442)       $(370)
                                                 ------------------------------


Cash payments for income taxes                    $  63      $ 101        $  45
-------------------------------------------------------------------------------

Significant components of deferred income tax assets and liabilities are as follows:
                                                                  December 31
  In millions                                                  2001         2000
                                                            --------------------

Deferred income tax assets

       Workforce reduction provisions                          $178        $ 202
       Accruals and other reserves                              182          228
       Post-retirement benefits                                  85           91
       Losses and tax credit carryforwards                       53           26
                                                            --------------------
                                                                498          547
                                                            --------------------
Deferred income tax liabilities

                                                            --------------------
       Properties                                             4,074        2,917
                                                            --------------------

Total net deferred income tax liability                       3,576        2,370
Net current deferred income tax asset                           153          116
                                                            --------------------
Net long-term deferred income tax liability                 $ 3,729       $2,486
                                                            --------------------

In 2001, the Company recognized investment tax credits of $35 million not previously recognized, which reduced the cost of properties. The Company did not recognize any investment tax credits in 2000.


18.  Segmented information

The Company operates in one business segment with operations and assets in Canada and the United States.

     Information on geographic areas                  Year ended December 31
       In millions                                 2001        2000        1999
                                                  ------------------------------
       Revenues:
                 Canadian rail                    $3,675     $ 3,668     $ 3,549
                 U.S. rail                         1,977       1,778       1,712
                                                  ------------------------------
                                                  $5,652     $ 5,446     $ 5,261
                                                  ------------------------------
       Operating income:
                 Canadian rail (i)                $  966     $ 1,025      $  852
                 U.S. rail                           400         360         381
                                                  ------------------------------
                                                  $1,366     $ 1,385     $ 1,233
                                                  ------------------------------
       Net income:
                 Canadian rail (i)                $  591      $  589      $  465
                 U.S. rail                           136
                                                             185             138
                                                  ------------------------------
                                                  $  727      $  774      $  603
                                                  ------------------------------
       Depreciation and amortization:
                 Canadian rail (ii)               $  255      $  232      $  212
                 U.S. rail                           214         189         195
                                                  ------------------------------
                                                  $  469      $  421      $  407
                                                  ------------------------------
       Capital expenditures: (iii)
                 Canadian rail (iv)               $  484      $  541      $  717
                 U.S. rail                           177         215         249
                                                  ------------------------------
                                                  $  661      $  756      $  966
                                                  ------------------------------

                                                            December 31
       In millions                                      2001           2000
                                                    -----------------------
       Identifiable assets:
                 Canadian rail                       $ 6,987        $ 6,783
                 U.S. rail (v)                        11,801          8,336
                                                    -----------------------
                                                    $ 18,788       $ 15,119
       --------------------------------------------------------------------
      (i) Includes a 2001 special charge for workforce reductions of $98 million, $62 million after tax.
     (ii) Includes $6 million (2000: $9 million, 1999: $7 million) of depreciation and amortization of properties related to other business activities.
    (iii) Represents additions to properties that include non-cash capital expenditures financed with capital leases.
     (iv Includes $5 million (2000: $9 million, 1999: $11 million) of additions of properties related to other business activities.
     (v) Includes equity holdings in foreign investments held by the Company's U.S. subsidiaries.


19.  Earnings per share

The 2000 and 1999 comparative figures have been restated to conform to the new accounting standards as explained in Note 2. The amended CICA Section 1650 "Foreign Currency Translation" requires restatement of prior years' income and as such, earnings per basic and diluted share have increased for both 2000 and 1999 by $0.01, respectively.

                                                      Year ended December 31
                                                   2001         2000       1999
                                                  -----------------------------

   Basic earnings per share                       $3.72        $3.91      $3.03

   Diluted earnings per share                     $3.62        $3.82      $2.98
                                                  -----------------------------


The following table provides a reconciliation between basic and diluted earnings per share:

In millions, except per share data
                                                       Year ended December 31
                                                   2001        2000        1999
                                                  ------------------------------
Net income                                         $727       $ 774       $ 603
Dividends on convertible preferred securities        12          11           6
                                                  -----------------------------
                                                    715         763         597

Weighted-average shares outstanding               192.1       195.0       197.3
Effect of dilutive securities and stock options     8.9         7.8         5.2
                                                  -----------------------------

Weighted-average diluted shares outstanding       201.0       202.8       202.5
                                                  -----------------------------

20.  Major commitments and contingencies

(a)  Leases
     The Company's commitments as at December 31, 2001 under operating and capital leases totaling $1,253 million and $1,449 million, respectively, with annual net minimum payments in each of the five following fiscal years to 2007 and thereafter, are as follows:

               Year                                 Operating        Capital
               ----------------------------------------------------------------
               In millions

               2002                                      $230           $186
               2003                                       196            122
               2004                                       176            136
               2005                                       154             95
               2006                                       120             60
               2007 and thereafter                        377            850
               ----------------------------------------------------------------
                                                        $1,253         1,449
               Less: imputed interest on capital leases
                     at rates ranging from
                     approximately 3.14% to 14.6%                        545
               ----------------------------------------------------------------
               Present value of minimum lease payments
                     at current rate included in debt                  $ 904
               ----------------------------------------------------------------

(b)  Other commitments
     As at December 31, 2001, the Company had commitments to acquire railroad ties at a cost of $28 million, rail at a cost of $20 million, and freight cars at a cost of $4 million. Furthermore, as at December 31, 2001, the Company had entered into agreements with fuel suppliers to purchase approximately 35% of its anticipated 2002 volume and 11% of its anticipated 2003 volume at market prices prevailing on the date of the purchase.

 (c) Contingencies
     In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to contractual obligations, personal injuries including occupational related claims, damage to property and environmental matters. The Company maintains provisions for such items which it considers to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2001 cannot be predicted with certainty, and therefore, there can be no assurance that their resolution and any future claims will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

(d)  Environmental matters
     The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

          i) the lack of specific technical information available with respect to many sites;
          ii) the absence of any government authority, third-party orders, or claims with respect to particular sites;
         iii) the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
          iv) the ability to recover costs from any third parties with respect to particular sites; and

     therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company's financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

     As at December 31, 2001, the Company had aggregate accruals for environmental costs of $112 million ($85 million as at December 31, 2000). During 2001, payments of $14 million were applied to the provision for environmental costs compared to $11 million in 2000 and $16 million in 1999. In addition, related environmental capital expenditures were $19 million in 2001, $20 million in 2000 and $11 million in 1999. The Company also expects to incur capital expenditures relating to environmental matters of approximately $21 million in 2002 and $30 million in each of 2003 and 2004. The Company has not included any reduction in costs for anticipated recovery from insurance.


21.  Financial instruments

     A. Risk management
     The Company has limited involvement with derivative financial instruments in the management of its fuel, interest rate and foreign currency exposures, and does not use them for trading purposes.

     (i) Credit risk
     In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

     The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments but does not expect such non-performance as counterparties are of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained; however, the credit standing of counterparties is regularly monitored. The total risk associated with the Company's counterparties was immaterial at December 31, 2001. The Company believes there are no significant concentrations of credit risk.

     (ii) Interest rates
     For the purpose of minimizing the volatility in the fair value of certain fixed-interest long-term debt, the Company entered into interest rate swap transactions during 2000 for a total notional amount of $150 million and U.S.$50 million (Cdn$75 million) resulting in effectively converting some fixed interest rate debt into floating interest rate debt. In 2001, these swap transactions matured and the underlying debts have been repaid. The Company did not enter into any new interest rate swap transactions in 2001.

     (iii) Foreign currency
     Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues and expenses.

     For the purpose of minimizing volatility of earnings resulting from the conversion of the U.S. dollar denominated long-term debt into the Canadian dollar, the Company has designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company's U.S. dollar denominated long-term debt are recorded in Currency translation, which forms part of Shareholders' equity.

     (iv) Fuel
     To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.

     Realized gains and losses from the Company's fuel hedging activities were $6 million loss, $49 million gain and $5 million gain for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, the Company has hedged approximately 45% of the estimated 2002 fuel consumption and 25% of the estimated 2003 fuel consumption. This represents approximately 264 million U.S. gallons at an average price of U.S.$0.607 per U.S. gallon. Unrecognized gains and losses from the Company's fuel hedging activities were $38 million loss, $17 million loss and $9 million gain as at December 31, 2001, 2000 and 1999, respectively.

     (v) Other
     The Company does not currently have any derivative instruments not designated as hedging instruments.

     B.  Fair value of financial instruments
     Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

     (i) Cash and cash equivalents, Accounts receivable, Accounts payable and accrued charges, and Other current liabilities:
         The carrying amounts approximate fair value because of the short maturity of these instruments.
    (ii) Other assets and deferred charges:
         Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on CN's proportionate share of its net assets. In 2000, the fair value of the Company's investment in 360networks Inc. was estimated based on the quoted market price.

       (iii) Long-term debt:
       The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.
       (iv)  Convertible preferred securities:
       The fair value of the Company's convertible preferred securities is estimated based on the quoted market price.

       The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as at December 31, 2001 and 2000 for which the carrying values on the Consolidated Balance Sheet are different from the fair values:

                                                 December 31, 2001            December 31, 2000
                                              Carrying          Fair        Carrying        Fair
          In millions                          amount           value        amount        value
                                              --------------------------------------------------
          Financial assets
            Investments                        $  496          $  551        $  124       $  299

          Financial liabilities
            Long-term debt (including
              current portion)                 $5,927          $5,986        $4,320       $4,191

       Other
            Convertible preferred securities   $  327          $  479        $  327       $  315
       -----------------------------------------------------------------------------------------

22. Reconciliation of Canadian and United States generally accepted accounting principles

     The consolidated financial statements of Canadian National Railway Company are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects, with U.S. GAAP except as described below:

(a)  Reconciliation of net income

     The application of U.S. GAAP would have the following effects on the net income as reported:

                                                                        Year ended December 31
      In millions                                                    2001        2000        1999
                                                                   ------------------------------
      Net income - Canadian GAAP                                    $ 727       $ 774        $603
      Adjustments in respect of:
         Property capitalization, net of depreciation                 339         278         251
         Interest on convertible preferred securities                 (19)        (18)          (9)
         Stock-based compensation expense                             (19)         (3)          (7)
         Income tax rate reductions                                   122          (4)           -
         Income tax expense on current year U.S. GAAP adjustments    (110)        (90)         (92)
                                                                   -------------------------------
      Income before cumulative effect of changes in
        accounting policy - U.S. GAAP                               1,040         937         746
      Cumulative effect of changes in accounting policy                 -           -           5
                                                                   ------------------------------
      Net income - U.S. GAAP                                       $1,040        $937        $751
      -------------------------------------------------------------------------------------------

22. Reconciliation of Canadian and United States generally accepted accounting principles (continued)

     (i)   Property capitalization
     Under Canadian GAAP, the Company capitalizes only the material component of track replacement costs, whereas under U.S. GAAP the labor, material and related overheads are capitalized. Furthermore, effective January 1, 1999, the Company capitalized under U.S. GAAP all major expenditures for work that extends the useful life and/or improves the functionality of bridges and other structures and freight cars. U.S. GAAP requires that the cumulative capitalization adjustment, including special charges (net of applicable income taxes), be reflected in net income in the year in which the policy is adopted ($62 million in 1999).

     (ii)  Stock-based compensation
     U.S. GAAP requires the measurement and recognition of expenses related to certain stock-based compensation. The Company has accounted for stock-based compensation for U.S. GAAP purposes in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." There are no similar requirements under Canadian GAAP that are in effect at December 31, 2001.

    (iii)  Convertible preferred securities
     The convertible preferred securities are treated as equity under Canadian GAAP, whereas under U.S. GAAP, they are treated as debt. Consequently, the interest on the convertible preferred securities is treated as a dividend for Canadian GAAP but as interest expense for U.S. GAAP.

     (iv)  Foreign exchange
     In 2001, the Company early adopted the CICA amended recommendations of
     Section 1650 "Foreign Currency Translation" which essentially harmonizes Canadian and U.S. accounting standards by eliminating the deferral and amortization of unrealized translation gains or losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of a fiscal year and recognizing them into net income for the current period. As required by the amended section, the Company has retroactively restated all prior period financial statements presented.

     (v)  Income tax expense
     In 2001, under U.S. GAAP, the Company recorded a reduction to its net deferred income tax liability resulting from the enactment of lower corporate tax rates in Canada. As a result, a deferred income tax recovery of $122 million was recorded in the Consolidated Statement of Income and a deferred income tax expense of $32 million was recorded in Other comprehensive income. For Canadian GAAP purposes, there was no adjustment in 2001 as the impact resulting from lower corporate tax rates was accounted for in 2000 when the rates were substantively enacted. For the year ended December 31, 2000, the Canadian GAAP adjustment was a $4 million expense as the deferred tax position under Canadian GAAP was different.

     (vi) Change in accounting policy - Pensions and post-retirement benefits other than pensions In 1999, the Company adopted the CICA recommendations related to the accounting for employee future benefits, essentially to harmonize Canadian GAAP with U.S. GAAP.

     Prior to 1999, the Company measured its pension benefit and post-retirement benefit obligations, for Canadian GAAP purposes, using a discount rate based on management's best estimate of the long-term rate of return on the pension fund assets. Under U.S. GAAP, the discount rate to be used should reflect the rate at which the pension benefits and post-retirement benefit costs can be effectively settled at the date of the financial statements. The difference in discount rates impacted annual pension expense and post-retirement benefit costs prior to 1999.

     In 1999, the Company changed its method of accounting for employee injury costs to reflect all elements of such costs (including compensation, health care and administration costs) based on actuarially developed estimates of the ultimate cost associated with employee injuries. U.S. GAAP requires that the cumulative adjustment, net of applicable income taxes, be reflected in net income in the year in which the policy is adopted ($57 million in 1999).

22. Reconciliation of Canadian and United States generally accepted accounting principles (continued)

(b)  Earnings per share
     In 2000, the Company early adopted the CICA recommendations related to the presentation of earnings per share. Although the standard essentially harmonizes Canadian and U.S. standards, the earnings per share calculations continue to differ due to differences in the earnings figures.

       (i)  Basic earnings per share

                                                              Year ended December 31
                                                             2001       2000       1999
                                                           -----------------------------
      Income before cumulative effect of changes in
        accounting policy - U.S. GAAP                      $ 5.41     $ 4.81     $ 3.78
      Cumulative effect of changes in accounting policy         -          -       0.03
                                                           ---------------------------
      Net income - U.S. GAAP                               $ 5.41     $ 4.81     $ 3.81
                                                           ---------------------------

      Weighted-average number of common shares
        outstanding (millions) - U.S. GAAP                  192.1     195.0       197.3
                                                           ---------------------------

      (ii)  Diluted earnings per share

                                                             Year ended December 31
                                                              2001      2000       1999
                                                           ----------------------------

      Income before cumulative effect of changes
        in accounting policy - U.S. GAAP                   $ 5.23      $4.67      $3.71
      Cumulative effect of changes in accounting policy        -           -       0.03
                                                           ----------------------------
      Net income - U.S. GAAP                               $ 5.23      $4.67      $3.74
                                                           ----------------------------

      Weighted-average number of common shares
        outstanding (millions) - U.S. GAAP                  201.0      202.8      202.5
                                                           ----------------------------

(c)  Reconciliation of significant balance sheet items

     (i)  Joint ventures
     Effective for 2001, the Company's interests in joint ventures are not significant. As a result, the difference between accounting for them using the equity method under U.S. GAAP and using the proportionate consolidation method under Canadian GAAP has not been disclosed separately.

     (ii) Shareholders' equity
     As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders' equity is not permitted under U.S. GAAP.

     Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

     Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Capital stock.

     Under Canadian GAAP, the excess in cost over the stated value resulting from the repurchase of shares was allocated first to Capital stock, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the excess would have been allocated to Capital stock followed by Retained earnings.

22. Reconciliation of Canadian and United States generally accepted accounting principles (continued)

     For Canadian and U.S. GAAP purposes, the Company designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange gain, from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange gain as well as a minimum pension liability adjustment has been included as part of Other comprehensive income in the Consolidated Statement of Comprehensive Income and Accumulated other comprehensive income, a separate component of Shareholders' equity, as required under SFAS No. 130, "Reporting Comprehensive Income." There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

     (iii) Investment in 360networks Inc.
     In 2001, under U.S. GAAP, the Company recorded a charge to write down its net investment in 360networks Inc. Prior to the write-down, in accordance with U.S. GAAP, the Company accounted for its investment in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The shares were classified as "available-for-sale securities" whereby the investment was carried at market value on the balance sheet as part of Other assets and deferred charges and the changes in the value of the investment were recorded in Other comprehensive income as an unrealized holding gain (loss). For Canadian GAAP purposes, the investment was accounted for on a historical cost basis.

     (iv) Derivative instruments
     On January 1, 2001, under U.S. GAAP, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities." In accordance with these statements, the Company has recorded in its balance sheet the fair value of derivative instruments used to hedge a portion of the Company's fuel requirements. Changes in the market value of these derivative instruments have been recorded in Other comprehensive income. There are no similar requirements under Canadian GAAP.

     (v) Convertible preferred securities
     The convertible preferred securities are treated as equity under Canadian GAAP, whereas under U.S. GAAP they are treated as debt. Consequently, the costs related to the issuance of the convertible preferred securities are, for Canadian GAAP purposes, treated as an equity transaction and netted against the consideration received while under U.S. GAAP, the costs are reported as deferred charges and amortized over the term to maturity.

22. Reconciliation of Canadian and United States generally accepted accounting principles (continued)

       (vi) The application of U.S. GAAP would have a significant effect on the following balance sheet items as reported:

                                                                                     December 31
        In millions                                                             2001            2000
                                                                            ------------------------
        Current assets - Canadian GAAP                                      $  1,164         $ 1,125
        Joint ventures and other                                                   -             (17)
                                                                            ------------------------
        Current assets - U.S. GAAP                                          $  1,164         $ 1,108
                                                                            ------------------------

        Properties - Canadian GAAP                                          $ 16,723         $13,583
        Property capitalization, net of depreciation                           2,422           2,053
        Joint ventures and other                                                                   2
                                                                               -
                                                                            ------------------------
        Properties - U.S. GAAP                                              $ 19,145         $15,638
                                                                            ------------------------

        Other assets and deferred charges - Canadian GAAP                   $    901         $   411
        Debt issue costs                                                          12              12
        Intangible asset                                                           1               -
        Investment in 360networks Inc.                                             -             129
        Joint ventures and other                                                   -              16
                                                                            ------------------------
        Other assets and deferred charges - U.S. GAAP                       $    914         $   568
                                                                            ------------------------

        Current liabilities - Canadian GAAP                                 $  1,638         $ 1,915
        Fuel derivative instruments                                               31               -
        Joint ventures and other                                                   -             (10)
                                                                            ------------------------
        Current liabilities - U.S. GAAP                                     $  1,669         $ 1,905
                                                                            ------------------------

        Deferred income tax liability - Canadian GAAP                        $ 3,729         $ 2,486
        Cumulative effect of prior years' adjustment to income                   845             725
        Income taxes on current year U.S. GAAP adjustments                       110              90
        Income taxes on translation of convertible preferred securities            8               -
        Income taxes on translation of U.S. to Canadian GAAP adjustments to
          the netinvestment in foreign operations                                  5               -
        Investment in 360networks Inc.                                             -              35
        Cumulative effect of change in accounting policy - Foreign exchange        -              30
        Income taxes on minimum pension liability adjustment                      (6)              -
        Income taxes on fuel derivative instruments                              (13)              -
        Income tax rate reductions                                               (86)              4
        Joint ventures and other                                                  (1)              5
                                                                            ------------------------
        Deferred income tax liability - U.S. GAAP                           $  4,591         $ 3,375
                                                                            ------------------------

      Other liabilities and deferred credits - Canadian GAAP                $  1,296         $ 1,193
        Stock-based compensation                                                  24              13
        Minimum pension liability adjustment                                      18               -
        Fuel derivative instruments                                                7               -
        Joint ventures and other                                                   -              (1)
                                                                            ------------------------
        Other liabilities and deferred credits - U.S. GAAP                  $  1,345         $ 1,205
                                                                            ------------------------

22. Reconciliation of Canadian and United States generally accepted accounting principles (continued)

                                                                                     December 31
        In millions                                                             2001            2000
                                                                            ------------------------
        Capital stock - Canadian GAAP                                       $  3,209         $ 3,124
        Capital reorganization                                                 1,300           1,300
        Costs related to the sale of shares                                      (33)            (33)
        Stock-based compensation                                                  48              40
        Share repurchase program                                                 (82)            (82)
                                                                            ------------------------
        Capital stock - U.S. GAAP                                              $4,442         $4,349
                                                                            ------------------------

        Convertible preferred securities  - Canadian GAAP                   $    327         $   327
        Debt issue costs                                                          12              12
                                                                                                  12
         Unrealized exchange loss on convertible preferred securities             27               6
                                                                            ------------------------
        Convertible preferred securities (classified as debt)  - U.S. GAAP  $    366         $   345
                                                                            ------------------------

        Contributed surplus - Canadian GAAP                                 $    178         $   178
        Dividend in kind with respect to land transfers                          248             248
        Costs related to the sale of shares                                       33              33
        Other transactions and related income tax effect                          18              18
        Share repurchase program                                                  12              12
        Capital reorganization                                                  (489)           (489)
                                                                            ------------------------
        Contributed surplus - U.S. GAAP                                     $      -         $     -
                                                                            ------------------------

        Currency translation - Canadian GAAP                                $    133         $    61
        Unrealized foreign exchange gain on translation of U.S.
          to Canadian GAAP adjustments to the net investment in
          foreign operations, net of applicable taxes                             10               -
        Unrealized exchange loss on convertible preferred securities, net of
            applicable taxes                                                     (17)             (4)
        Fuel derivative instruments, net of applicable taxes                     (25)              -
        Income tax rate reductions                                               (32)              -
        Minimum pension liability adjustment                                     (11)              -
        Investment in 360networks Inc., net of applicable taxes                    -              94
                                                                            ------------------------
        Accumulated other comprehensive income  - U.S. GAAP                 $     58         $   151
                                                                            ------------------------

        Retained earnings - Canadian GAAP                                   $  2,514         $ 1,949
        Cumulative effect of prior years' adjustments to income                1,136             912
        Current year adjustments to net income                                   313             163
        Share repurchase program                                                  70              70
        Cumulative effect of change in accounting policy - Foreign exchange        -              61
        Cumulative dividend on convertible preferred securities                   32              20
        Capital reorganization                                                  (811)           (811)
        Dividend in kind with respect to land transfers                         (248)           (248)
        Other transactions and related income tax effect                         (18)            (18)
                                                                            ------------------------
        Retained earnings - U.S. GAAP                                       $  2,988         $ 2,098
                                                                            ------------------------

23.  Quarterly financial data - unaudited

In millions, except per share data

                                                           2001                                            2000
                                     ---------------------------------------------    --------------------------------------------
                                        Fourth       Third     Second       First        Fourth      Third      Second      First
                                     ---------------------------------------------------------------------------------------------
Revenues                               $ 1,537     $ 1,325    $ 1,392     $ 1,398       $ 1,396    $ 1,334     $ 1,337    $ 1,379
Operating income                        $  428      $  331     $  245      $  362        $  344     $  321      $  346     $  374
Net income                              $  238      $  178      $  40      $  271        $  175     $  161      $  188     $  250

Basic earnings per share                $ 1.22      $ 0.91     $ 0.19      $ 1.40        $ 0.90     $ 0.82      $ 0.95     $ 1.23

Diluted earnings per share              $ 1.18      $ 0.88     $ 0.19      $ 1.36        $ 0.88     $ 0.80      $ 0.93     $ 1.20

Dividend declared per share            $ 0.195     $ 0.195    $ 0.195     $ 0.195       $ 0.175    $ 0.175     $ 0.175    $ 0.175

24.  Comparative figures

Certain figures, previously reported for 2000 and 1999, have been reclassified to conform with the basis of presentation adopted in the current year.

                                                                          ITEM 5

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------



Management's discussion and analysis relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation, Illinois Central Corporation (IC) and Wisconsin Central Transportation Corporation (WC), the latter from October 9, 2001 through December 31, 2001. As used herein, the word "Company" means, as the context requires, CN and its subsidiaries. CN's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP).


FINANCIAL RESULTS

2001 compared to 2000
---------------------

The Company recorded consolidated net income of $727 million ($3.72 per basic share) for the year ended December 31, 2001 compared to $774 million ($3.91 per basic share) for the year ended December 31, 2000. Diluted earnings per share were $3.62 for the current year compared to $3.82 in 2000. The results for 2001 include net income of $11 million related to the acquisition of WC. Operating income was $1,366 million for 2001 compared to $1,385 million in 2000. This represents a decrease of $19 million, or 1%.

The years ended December 31, 2001 and 2000 include items impacting the comparability of the results of operations. Included in 2001 is a special charge for workforce reductions of $98 million, $62 million after tax ($0.32 per basic share or $0.31 per diluted share), a charge to write down the Company's net investment in 360networks Inc. of $99 million, $77 million after tax ($0.40 per basic share or $0.38 per diluted share) and a gain of $101 million, $82 million after tax ($0.42 per basic share or $0.41 per diluted share) related to the sale of the Company's 50 percent interest in the Detroit River Tunnel Company (DRT). In 2000, the Company recorded a gain of $84 million, $58 million after tax ($0.30 per basic share or $0.28 per diluted share) related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

Excluding the effects of the items discussed in the preceding paragraph, consolidated net income was $784 million ($4.02 per basic share or $3.90 per diluted share) in 2001 compared to $716 million ($3.61 per basic share or $3.54 per diluted share) in 2000. Operating income, excluding the 2001 special charge, increased by $79 million, or 6%, to $1,464 million. The operating ratio, excluding the special charge, improved to 74.1% in 2001 from 74.6% in 2000, a half-point betterment.

Revenues

Revenues for the year ended December 31, 2001 totaled $5,652 million compared to $5,446 million in 2000. The increase of $206 million, or 4%, was mainly attributable to the inclusion of $129 million of WC revenues and to gains in metals and minerals, intermodal, forest products and grain and fertilizers. This was partially offset by lower automotive revenues. Revenue ton miles and freight revenue per revenue ton mile each increased by 2% as compared to 2000.


                                                                    Year ended December 31
                                           -------------------------------------------------------------------------
                                                    2001       2000         2001        2000        2001       2000
                                                    ----       ----         ----        ----        ----       ----
                                                                                               Freight revenue per
                                                         Revenues         Revenue ton miles       revenue ton mile
                                           -------------------------------------------------------------------------
                                                                  (In millions)                        (In cents)

          Petroleum and chemicals                  $ 923      $ 894       25,243      24,858        3.66       3.60
          Metals and minerals                        458        392       10,777       9,207        4.25       4.26
          Forest products                          1,088      1,008       29,639      28,741        3.67       3.51
          Coal                                       338        328       15,566      15,734        2.17       2.08
          Grain and fertilizers                    1,161      1,136       42,728      42,396        2.72       2.68
          Intermodal                                 969        919       26,257      25,456        3.69       3.61
          Automotive                                 520        559        2,885       3,165       18.02      17.66
          Other items (1)                            195        210            -           -           -          -
                                           --------------------------------------------------
          Total                                   $5,652     $5,446      153,095     149,557        3.56       3.50
                                           ==================================================

          (1) Principally non-freight revenues derived from third parties


Petroleum and chemicals: Revenues for the year ended December 31, 2001 increased by $29 million, or 3%, over 2000, of which $22 million resulted from the inclusion of WC revenues. Excluding WC, growth in the year was driven by market share gains and plant expansions in the petroleum products sector, increased salt traffic, mainly in the early part of the year, and the weaker Canadian dollar. Significant weakness in sulfur demand partially offset these increases. The revenue per revenue ton mile increase of 2% for the year was mainly attributable to the effect of the weaker Canadian dollar.


                                   Percentage of revenues
                                   ----------------------

Petroleum and plastics                       53%
Chemicals                                    47%

                      1997         1998      1999      2000      2001
                      ----         ----      ----      ----      ----

Carloads*              322          485       494       512        519
(In thousands)
*1997 excludes IC and 2001 includes WC from October 9 through December 31

Metals and minerals: Revenues for the year ended December 31, 2001 increased by $66 million, or 17%, over 2000 of which $22 million resulted from the inclusion of WC revenues. Excluding WC, growth in the year was driven by strong Canadian aluminum exports to the United States in line with weaker U.S. production, increased levels of equipment traffic, market share gains in steel, ores and concentrates, and increased stone and rock shipments to the United States. Significant weakness in the steel markets partially offset overall growth. Revenue per revenue ton mile was essentially flat year over year.


                                   Percentage of revenues
                                   ----------------------

Metals                                       71%
Minerals                                     29%


                      1997         1998      1999      2000      2001
                      ----         ----      ----      ----      ----

Carloads*              194          273       266       256       287
(In thousands)
*1997 excludes IC and 2001 includes WC from October 9 through December 31



Forest products: Revenues for the year ended December 31, 2001 increased by $80 million, or 8%, over 2000 of which $55 million resulted from the inclusion of WC revenues. Excluding WC, growth was driven by market share gains in the panels segment and the effect of the weaker Canadian dollar. These gains were partially offset by weakness in the pulp and paper markets due, in part, to a significant reduction in U.S. paper consumption. The increase in revenue per revenue ton mile of 5% was mainly due to the effect of the weaker Canadian dollar and the inclusion of shorter haul WC traffic.


                                   Percentage of revenues
                                   ----------------------

Lumber                                       32%
Fibers                                       28%
Paper                                        28%
Panels                                       12%



                      1997         1998      1999      2000      2001
                      ----         ----      ----      ----      ----

Carloads*              345          479       481       486       501
(In thousands)
*1997 excludes IC and 2001 includes WC from October 9 through December 31

Coal: Revenues for the year ended December 31, 2001 increased by $10 million, or 3%, over 2000, of which $7 million resulted from the inclusion of WC revenues. Excluding WC, strong demand for thermal coal in the year was partially offset by reduced shipments of metallurgical coal due to the closure of some Canadian mines in 2000. The revenue per revenue ton mile increase of 4% was mainly due to an increase in rates tied to commodity prices and the effect of the weaker Canadian dollar.


                                   Percentage of revenues
                                   ----------------------

Coal                                         86%
Petroleum coke                               14%



                      1997         1998      1999      2000      2001
                      ----         ----      ----      ----      ----

Carloads*              287          534       558       528       517
(In thousands)
*1997 excludes IC and 2001 includes WC from October 9 through December 31



Grain and fertilizers: Revenues for the year ended December 31, 2001 increased by $25 million, or 2%, over 2000 of which $15 million resulted from the inclusion of WC revenues. Excluding WC, growth was mainly driven by higher wheat shipments to the United States, increased market share of U.S. corn and soybean traffic and higher exports of canola through Vancouver. The 1% increase in revenue per revenue ton mile was mainly due to a shift to shorter haul traffic and the effect of the weaker Canadian dollar, partially offset by the introduction of the Canadian grain revenue cap in August 2000.


                                   Percentage of revenues
                                   ----------------------

Food grain                                   31%
Oil seeds                                    24%
Feed grain                                   23%
Potash                                       12%
Fertilizers                                  10%



                      1997         1998      1999      2000      2001
                      ----         ----      ----      ----      ----

Carloads*              384          537       542       567       590
(In thousands)
*1997 excludes IC and 2001 includes WC from October 9 through December 31






Intermodal: Revenues for the year ended December 31, 2001 increased by $50 million, or 5%, over 2000 of which $7 million resulted from the inclusion of WC revenues. Excluding WC, growth was driven by market share gains in the international segment and from new service offerings in the domestic segment. Weaker economic conditions in the second half of the year led to slower growth. Revenue per revenue ton mile increased by 2% due to rate increases and the effect of the weaker Canadian dollar, partially offset by a shift to longer haul traffic.


                                   Percentage of revenues
                                   ----------------------

Domestic                                     58%
International                                42%



                      1997         1998      1999      2000      2001
                      ----         ----      ----     -----     -----

Carloads*              736          918       994     1,121     1,103
(In thousands)
*1997 excludes IC and 2001 includes WC from October 9 through December 31



Automotive: Revenues for the year ended December 31, 2001 decreased by $39 million, or 7%, from 2000. The revenue decline resulted from weakness in North American vehicle production in 2001 and from one-time gains obtained in 2000 due, in part, to competitors' service problems. The decline was partially offset by the effect of the weaker Canadian dollar. The increase in revenue per revenue ton mile of 2% was mainly due to the weaker Canadian dollar partially offset by an increase in the average length of haul.


                                   Percentage of revenues
                                   ----------------------

Finished vehicles                            81%
Auto parts                                   19%



                      1997         1998      1999      2000      2001
                      ----         ----      ----      ----      ----

Carloads*              279          257       310       326       304
(In thousands)
*1997 excludes IC and 2001 includes WC from October 9 through December 31

Operating expenses

Operating expenses amounted to $4,286 million in 2001 compared to $4,061 million in 2000. The increase in 2001 was mainly due to the inclusion of $95 million of WC expenses, the special charge for workforce reductions, increased depreciation and amortization expense, higher fuel costs, and increased expenses for equipment rents and casualty and other. Partially offsetting these increases were lower expenses for purchased services. Operating expenses, excluding the special charge, amounted to $4,188 million, an increase of $127 million, or 3%, from 2000.


                                                                        Year ended December 31
                                                       ----------------------------------------------------------
                                                                   2001                          2000
                                                       ------------------------------  --------------------------
                                                                           % of                         % of
                                                            Amount        revenue          Amount      revenue
                                                       ------------------------------- --------------------------
                                                                         (Dollars in millions)
           Labor and fringe benefits                          $1,726        30.5%            $1,684       30.9%
           Purchased services                                    546         9.7%               595       10.9%
           Depreciation and amortization                         463         8.2%               412        7.6%
           Fuel                                                  485         8.6%               450        8.3%
           Equipment rents                                       314         5.5%               291        5.4%
           Material                                              265         4.7%               263        4.8%
           Operating taxes                                       158         2.8%               158        2.9%
           Casualty and other                                    231         4.1%               208        3.8%
                                                       ----------------------------------------------------------
                                                               4,188        74.1%             4,061       74.6%
           Special charge                                         98
                                                                                                  -
                                                       ----------------------------------------------------------
           Total                                              $4,286                         $4,061
                                                       ============================     =========================



Labor and fringe benefits: Labor and fringe benefit expenses in 2001 increased by $42 million, or 2%, as compared to 2000. The increase was mainly attributable to the inclusion of WC labor expense of $46 million, wage increases and the impact of the weaker Canadian dollar on U.S. denominated expenses. This was partially offset by lower pension and other benefit related expenses.

Purchased services: Costs of purchased services decreased by $49 million, or 8%, in 2001 as compared to 2000. The decrease was mainly due to one-time consulting and professional fees related to a proposed combination in 2000 and lower contracted services in 2001. This was partially offset by higher equipment repair expenses and $11 million resulting from the inclusion of WC purchased services expense.

Depreciation and amortization: Depreciation and amortization expense in 2001 increased by $51 million, or 12%, as compared to 2000. The increase was mainly due to net capital additions and the inclusion of WC depreciation of $10 million.

Fuel: Fuel expense in 2001 increased by $35 million, or 8%, as compared to 2000, primarily due to an increase in the average cost of fuel and the inclusion of $10 million of WC fuel expense.

Equipment rents: These expenses increased by $23 million, or 8%, in 2001 as compared to 2000. The increase was mainly attributable to lower lease and offline car hire income and the inclusion of $6 million of WC equipment rents. This was partially offset by lower private car mileage payments.

Material: Material costs increased by $2 million, or 1%, in 2001 as compared to 2000. The increase was mainly due to higher locomotive and car maintenance costs and the inclusion of $4 million of WC material costs which were mostly offset by higher recoveries in 2001 from work performed for third parties.

Operating taxes: Operating taxes remained unchanged as higher provincial capital taxes and the inclusion of $2 million of WC operating taxes were offset by provincial sales tax recoveries in 2001.

Casualty and other: These expenses increased by $23 million, or 11%, in 2001 as compared to 2000. The increase resulted from higher expenses for occupational related claims and environmental matters, and the inclusion of $6 million of WC casualty and other expense. This was partially offset by lower expenses for damaged equipment and merchandise claims.

Special charge: The Company recorded a charge of $98 million, $62 million after tax, in the second quarter of 2001 for the reduction of 690 positions (388 occurred in 2001 with the remainder planned to be completed by the end of
2002). The charge included severance and other payments to be made to affected employees.

Other

Interest expense: Interest expense increased by $17 million to $312 million for the year ended December 31, 2001 as compared to 2000. The increase was mainly due to the financing related to the acquisition of WC, the inclusion of $4 million of WC interest expense, and the impact of the weaker Canadian dollar on U.S. denominated interest costs. This was, in part, offset by the refinancing of a portion of matured debt at lower rates.

Other income: In 2001, the Company recorded other income of $65 million compared to $126 million in 2000. Included in 2001 is a charge of $99 million to write down the Company's net investment in 360networks Inc., a one-time gain of $101 million related to the sale of the Company's 50 per cent interest in DRT and $11 million of WC other income. The comparative 2000 period included an $84 million gain related to the 360networks Inc. transaction.

Income tax expense: The Company recorded an income tax expense of $392 million for the year ended December 31, 2001 compared to $442 million in 2000. The effective tax rate for the year ended December 31, 2001 decreased to 35% from 36.3% in 2000 due mainly to lower tax rates in 2001.

2000 compared to 1999
---------------------

The Company recorded consolidated net income of $774 million ($3.91 per basic share) for the year ended December 31, 2000 compared to $603 million ($3.03 per basic share) for the year ended December 31, 1999. Diluted earnings per share were $3.82 in 2000 compared to $2.98 in 1999.

In 2000, the Company recorded a gain of $84 million, $58 million after tax ($0.30 per basic share or $0.28 per diluted share), related to the exchange of its minority equity investments in certain joint venture companies for common shares in 360networks Inc. Excluding the effect of this item, consolidated net income was $716 million ($3.61 per basic share or $3.54 per diluted share) for the year ended December 31, 2000.

Operating income was $1,385 million for 2000 compared to $1,233 million in 1999. This represents an increase of $152 million, or 12%. The operating ratio in 2000 was 74.6% compared to 76.6% in 1999.


Revenues

Revenues for the year ended December 31, 2000 totaled $5,446 million compared to $5,261 million in 1999. The increase of $185 million, or 4%, was mainly attributable to gains in automotive, intermodal and grain and fertilizers. This was partially offset by lower coal revenues. Revenue ton miles increased by 4% as compared to 1999 while freight revenue per revenue ton mile remained flat.


                                                                    Year ended December 31
                                           -------------------------------------------------------------------------
                                                    2000       1999         2000        1999        2000       1999
                                                    ----       ----         ----        ----        ----       ----
                                                                                               Freight revenue per
                                                         Revenues         Revenue ton miles       revenue ton mile
                                           -------------------------------------------------------------------------
                                                                  (In millions)                        (In cents)

          Petroleum and chemicals                  $ 894      $ 878       24,858      24,194        3.60       3.63
          Metals and minerals                        392        398        9,207       9,271        4.26       4.29
          Forest products                          1,008        995       28,741      27,500        3.51       3.62
          Coal                                       328        402       15,734      18,645        2.08       2.16
          Grain and fertilizers                    1,136      1,066       42,396      38,681        2.68       2.76
          Intermodal                                 919        810       25,456      22,589        3.61       3.59
          Automotive                                 559        483        3,165       2,733       17.66      17.67
          Other items                                210        229            -           -           -          -
                                           --------------------------------------------------
          Total                                   $5,446     $5,261      149,557     143,613        3.50       3.50
                                           ==================================================


Petroleum and chemicals: Revenues for the year ended December 31, 2000 increased by $16 million, or 2%, over 1999. Growth in 2000 was mainly due to increased demand for petroleum gas, industrial chemicals and petrochemicals. Growth was also driven by increased production from plant expansions in the petroleum products segments. Weak market demand for polyvinyl chloride (PVC plastics) and related chemicals and sulfur exports to the United States partially offset these gains. The revenue per revenue ton mile decrease of 1% for 2000 was mainly due to changes in some contract and rate structures.

Metals and minerals: Revenues for the year ended December 31, 2000 decreased by $6 million, or 2%, as compared to 1999. The decline in 2000 reflects lower finished steel shipments due, in particular, to fewer pipeline projects in western Canada and customer production shutdowns in 2000. This is partially offset by market share gains in, as well as strength from, both the overall steel markets in the first half of 2000 and concentrate markets during 2000. The revenue per revenue ton mile decrease of 1% for 2000 was mainly due to an increase in the average length of haul.

Forest products: Revenues for 2000 grew by $13 million over 1999, representing a 1% increase. Market share gains, as well as solid demand in the paper segment, drove growth in 2000. Declining lumber shipments due to weaker commodity prices and fewer housing starts in the United States compared to 1999 partially offset these gains. The revenue per revenue ton mile decrease of 3% for 2000 can be attributed to an increase in the average length of haul. Rate pressure as a result of consolidations in the forest products industry was also a contributing factor.

Coal: Revenues for the year ended December 31, 2000 decreased by $74 million, or 18%, from 1999. Continued weak market conditions for Canadian export coal resulted in lower shipments from, and closures of, certain CN-served coal mines. This was compounded by further rate reductions which were tied to coal prices. The revenue per revenue ton mile decrease of 4% for 2000 was mainly due to reduced freight rates tied to contracted coal prices.

Grain and fertilizers: Revenues for 2000 increased by $70 million, or 7%, over 1999. The increase in 2000 was mainly driven by strong Canadian wheat and barley exports, as well as U.S. and Canadian oil seed exports. Revenue per revenue ton mile decreased by 3% for 2000 mainly due to a decline in grain rates in Canada and a shift to longer haul traffic.

Intermodal: Revenues in 2000 increased by $109 million, or 13%, in comparison to the year ended December 31, 1999. Increased container trade through the ports of Vancouver and Halifax and market share gains drove the growth in the international segment. The domestic segment benefited from strength in the North American economy as well as market share gains through enhanced service offerings. The revenue per revenue ton mile increase of 1% for 2000 is mainly due to a shift to higher yielding traffic.

Automotive: Revenues for the year ended December 31, 2000 increased by $76 million, or 16%, over 1999. The increase in revenues for 2000 reflects strong North American vehicle sales during the first nine months of 2000 and one-time gains due, in part, to competitors' service problems. The revenue per revenue ton mile for 2000 remained relatively unchanged despite an increase in the average length of haul, due to growth of higher yielding traffic.

Other items: Revenues for the year ended December 31, 2000 decreased by $19 million over 1999. The majority of the 8% decrease was attributable to a non-recurring branch line subsidy payment from the Canadian Transportation Agency (CTA) received in 1999 relating to a claim for unprofitable lines. This was partially offset by increased revenues in 2000 for commuter services.

Operating expenses

Operating expenses amounted to $4,061 million in 2000 compared to $4,028 million in 1999. Operating expenses remained relatively flat with an increase of $33 million, or less than 1%, due predominantly to significantly higher fuel costs and depreciation, partially offset by reductions in all other expense categories.


                                                                        Year ended December 31
                                                       ----------------------------------------------------------
                                                                   2000                          1999
                                                       ------------------------------  --------------------------
                                                                           % of                         % of
                                                            Amount        revenue          Amount      revenue
                                                       ------------------------------- --------------------------
                                                                         (Dollars in millions)
           Labor and fringe benefits                          $1,684        30.9%            $1,711       32.5%
           Purchased services                                    595        10.9%               591       11.2%
           Depreciation and amortization                         412         7.6%               400        7.6%
           Fuel                                                  450         8.3%               309        5.9%
           Equipment rents                                       291         5.4%               335        6.4%
           Material                                              263         4.8%               260        5.0%
           Operating taxes                                       158         2.9%               173        3.3%
           Casualty and other                                    208         3.8%               249        4.7%
                                                       ----------------------------     -------------------------
           Total                                              $4,061        74.6%            $4,028       76.6%
                                                       ============================     =========================


Labor and fringe benefits: Labor and fringe benefit expenses in 2000 decreased by $27 million, or 2%, as compared to 1999. The decrease was mainly attributable to the Company's reduced workforce and lower pension related expenses, partially offset by wage increases in 2000.

Purchased services: Costs of purchased services increased by $4 million, or 1%, in 2000 as compared to 1999. The increase was mainly due to higher consulting and professional fees related to a proposed combination in 2000. This was partially offset by a new directional running agreement and higher recoveries from joint facilities.

Depreciation and amortization: Depreciation and amortization expense in 2000 increased by $12 million, or 3%, as compared to 1999. The increase was due to the impact of net capital additions and the acquisition, at the end of 1999, of certain equipment formerly under operating leases.

Fuel: Fuel expense in 2000 increased by $141 million, or 46%, as compared to 1999. This was largely due to a 43% increase in the average fuel price (net of the Company's fuel hedging program) as well as an increase in traffic volumes. An improvement in fuel efficiency partially offset the higher fuel costs.

Equipment rents: These expenses decreased by $44 million, or 13%, in 2000 as compared to 1999. The decrease was mainly attributable to continuing improvements in asset utilization as a result of the Company's service plan and the acquisition of certain equipment formerly under operating leases. This was partially offset by higher volumes and more foreign cars on-line.

Material: Material costs in 2000 remained relatively unchanged from the 1999 level with only a 1% increase.

Operating taxes: Operating taxes decreased by $15 million, or 9%, in 2000, mainly as a result of lower municipal property taxes and a refund of prior years' sales tax. This was partially offset by higher diesel fuel taxes resulting from increased volumes.

Casualty and other: These expenses decreased by $41 million, or 16%, in 2000 as compared to 1999. Lower expenses for environmental matters, damaged equipment as well as various one-time recoveries largely drove the decrease. This was partially offset by higher casualty and legal costs and bad debt expense.

Other

Interest expense: Interest expense of $295 million for the year ended December 31, 2000 remained relatively unchanged from the 1999 level.

Other income: In 2000, the Company recorded other income of $126 million compared to $48 million in 1999. This increase was mainly due to the Company's gain on the exchange of its minority equity investments in certain joint venture companies for shares of 360networks Inc.

Income tax expense: The Company recorded an income tax expense of $442 million in 2000 compared to $370 million in 1999. The effective income tax rate was 36.3% for 2000 and 38.0% in 1999. The reduced effective tax rate in 2000 reflects lower overall income taxes applicable to CN and its subsidiaries' operations in certain jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities: Cash provided from operations was $1,232 million for the year ended December 31, 2001 compared to $1,128 million for 2000. Net income, excluding non-cash items, generated cash of $1,599 million in 2001, up from $1,329 million in 2000. Cash from operations included an increase in net proceeds of $133 million from the Company's accounts receivable securitization program. Cash generated in 2001 and 2000 was partially consumed by payments with respect to workforce reductions of $169 million and $189 million, respectively, and income tax payments of $63 million and $101 million, respectively. The provision for workforce reductions amounted to $491 million as at December 31, 2001. Cash payments with respect to these workforce reduction accruals are expected to be approximately $151 million in 2002.

Investing activities: Cash used by investing activities in 2001 amounted to $1,764 million compared to $586 million in 2000. Investing activities included $1,278 million related to the acquisition of WC as at October 9, 2001 and proceeds of $112 million from the sale of DRT. Net capital expenditures amounted to $638 million for the year ended December 31, 2001, relatively unchanged from 2000. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

The Company anticipates that capital expenditures for 2002 will remain at approximately the same level as 2001. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company's operating efficiency and customer service.

As at December 31, 2001, the Company had commitments to acquire railroad ties at a cost of $28 million, rail at a cost of $20 million and freight cars at a cost of $4 million.

Dividends: During 2001, the Company paid dividends totaling $174 million to its shareholders at the rate of $0.195 per share per quarter on the common shares and 5.25% per year on the convertible preferred securities.

Financing activities: Cash provided from financing activities totaled $740 million for the year ended December 31, 2001 compared to cash used of $681 million in 2000. The increase was mainly due to the issuance of debt securities in two series, U.S.$400 million (Cdn$629 million) 6.375% Notes due 2011 and U.S.$200 million (Cdn$314 million) 7.375% Debentures due 2031. At December 31, 2001, the Company had U.S.$400 million remaining for issuance under its currently effective shelf registration statement. In 2001, the Company did not repurchase any common shares under the share repurchase program, whereas in 2000, $529 million was used to repurchase common shares as part of the share repurchase program. During 2001, the Company recorded $91 million in capital lease obligations ($149 million in 2000) for capital leases related to new equipment and the exercise of purchase options on existing equipment.

Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and WC entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for an acquisition cost of $1,297 million (U.S.$831 million). The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7, 2001, the U.S. Surface Transportation Board (STB) rendered a decision, unanimously approving the Company's acquisition of WC. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

The Merger involves the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that the Company and WC will be able to coordinate their businesses without encountering operational difficulties or experiencing the loss of key CN or WC employees or customers, or that there will be realization of rail service and other efficiencies or synergies that are expected to be derived from the Merger.

The Company accounted for the Merger using the purchase method of accounting as required by the Canadian Institute of Chartered Accountants (CICA) Handbook
Section 1581 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The impact of the results of the final valuation of WC's assets and liabilities and changes in accounting practices are not expected to have a material impact on the results of operations.

SHARE REPURCHASE PROGRAM

On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At December 31, 2001, the Company had not repurchased any common shares under the share repurchase program.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the CICA issued Handbook Section 3062, "Goodwill and Other Intangible Assets." Effective for the Company's fiscal year beginning January 1, 2002, the section changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, this section requires acquired intangible assets to be separately recognized if the benefit of the intangible assets are obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged. The Company does not expect this section to have a material impact on its financial statements.

In December 2001, the CICA issued Accounting Guideline 13 - "Hedging Relationships." Effective for the Company's fiscal year beginning January 1, 2003, for the purpose of applying hedge accounting, the guideline provides guidance on the identification, designation, documentation and effectiveness of hedging relationships. The guideline also addresses the discontinuance of hedge accounting. The Company does not expect this guideline, when adopted, to have a material impact on its financial statements.

In December 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." Effective for the Company's fiscal year beginning January 1, 2002, the new section requires the use of a fair-value based approach of accounting for certain specified stock-based awards. For all other employee stock-based awards, the section encourages but does not require that a fair value-based approach be used. The section also addresses the accounting for stock appreciation rights and awards to be settled in cash, other financial assets and equity. The Company does not expect this section to have an initial material impact on its financial statements upon adoption.

BUSINESS RISKS

Certain information included in this report may be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

In recent years, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environment

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air, discharges into waters, the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials, decommissioning of underground and aboveground storage tanks, and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations, real estate ownership, operation or control and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railway operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.

As at December 31, 2001, the Company had aggregate accruals for environmental costs of $112 million ($85 million at December 31, 2000). The Company has not included any reduction in costs for anticipated recovery from insurance.

Legal actions

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to contractual obligations, personal injuries, damage to property and environmental matters. Work-related injuries to employees, including occupational related claims, are a significant expense for the railroad industry in the United States. Employees of the Company in the United States are therefore compensated according to the provisions of the Federal Employers' Liability Act (FELA) which provides for the finding of fault, unscheduled awards and reliance on the jury system. The Company maintains, and regularly updates, casualty provisions for such items, which it considers to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2001 cannot be predicted with certainty, and therefore, there can be no assurance that their resolution and any future claims will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Labor agreements with all Canadian unions expired on December 31, 2000. By January 2002, the Company had achieved ratified settlements with four of the labor organizations representing approximately 9,000 of the Company's approximately 14,350 Canadian unionized employees: the Brotherhood of Maintenance of Way Employees, the Canadian National Railway Police Association, the International Brotherhood of Electrical Workers and the Canadian Auto Workers. These agreements are for a three-year period effective until December 31, 2003.

Agreements reached by the Company with the United Transportation Union (UTU) and the Brotherhood of Locomotive Engineers (BLE), which are part of the Canadian Council of Railway Operating Unions (CCROU) (approximately 4,900 employees), are subject to ratification. The Company and the Rail Canada Traffic Controllers (RCTC) (approximately 250 employees) are still in conciliation and negotiations continue. The unions representing the employees of Algoma Central Railway Inc. (approximately 140 employees) negotiate collectively under the auspices of a Council of Trade Unions (the Council). The Company is currently in conciliation with the

Council and negotiations are ongoing. Although the Company currently believes it can achieve ratified agreements with the CCROU, RCTC and the Council, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. For several years now, Grand Trunk Western (GTW), Duluth Winnipeg and Pacific (DWP), ICRR and CCP Holdings, Inc.
(CCP) have bargained on a local basis rather than holding national, industry wide negotiations. Local negotiations result in settlements that better address both the employees' concerns and preferences and the railways' actual operating environment. There are risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention, making an extended work stoppage more likely. The Company's management believes the potential mutual benefits of local bargaining outweigh the risks.

As of December 2001, the Company had in place agreements with bargaining units representing approximately 55% of the unionized workforce at ICRR, 95% at GTW and DWP, 55% at CCP and 100% at WC. These agreements have various durations, ranging from 2002 to the end of 2004. Several of these agreements will reopen in 2002.

Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Regulation

The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the CTA), under the Canada Transportation Act (Canada) (the Act), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the STB (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, including the Act, issued its report to the Minister of Transport at the end of June 2001. It was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes which, if adopted, would affect all modes of transportation, including rail. No assurance can be given that any decision by the federal government pursuant to the report's recommendations will not materially adversely affect the Company's financial position or results of operations.

Financial instruments

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues.

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties is regularly monitored.

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.

The realized gains and losses from the Company's fuel hedging activities were a $6 million loss and a $49 million gain for the years ended December 31, 2001 and 2000, respectively. Hedging positions and credit standings of counterparties are monitored, and losses due to counterparty non-performance are not anticipated. At December 31, 2001, the Company hedged approximately 45% of the estimated 2002 fuel consumption and 25% of the estimated 2003 fuel consumption. This represented approximately 264 million U.S. gallons at an average price of U.S.$0.607 per U.S. gallon. Unrealized losses from the Company's fuel hedging activities were $38 million and $17 million as at December 31, 2001 and 2000, respectively.

Other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations. The Company's revenues are affected by prevailing economic conditions. Should an economic slowdown or recession occur and continue in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be materially affected.

In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

                                                                          ITEM 6


KPMG LOGO


KPMG LLP
Chartered Accountants
2000 McGill College Avenue                        Telephone (514) 840-2100
Suite 1900                                        Telefax (514) 840-2187
Montreal Quebec H3A 3H8 I                         www.kpmg.ca



AUDITORS' REPORT


To the shareholders of
Canadian National Railway Company

We have audited the consolidated balance sheets of Canadian National Railway Company as at December 31, 2001 and 2000 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended, December 31, 2001, in accordance with Canadian generally accepted accounting principles.

On January 22, 2002, we reported separately to the Board of Directors of the Company on consolidated financial statements for the same period, prepared in accordance with United States generally accepted accounting principles.








KPMG LLP

Chartered Accountants



Montreal, Canada

January 22,2002

                                                                          ITEM 7

                       CANADIAN NATIONAL RAILWAY COMPANY
                        CONSOLIDATED STATEMENT OF INCOME

                                                                                             Year ended December 31
In millions, except per share data                                                       2001         2000          1999
                                                                                    --------------------------------------

Revenues
    Petroleum and chemicals                                                            $  923       $  894        $  878
    Metals and minerals                                                                   458          392           398
    Forest products                                                                     1,088        1,008           995
    Coal                                                                                  338          328           402
    Grain and fertilizers                                                               1,161        1,136         1,066
    Intermodal                                                                            969          919           810
    Automotive                                                                            520          559           483
    Other items                                                                           195          192           204
                                                                                    --------------------------------------
Total revenues                                                                          5,652        5,428        5,236
                                                                                    --------------------------------------

Operating expenses
    Labor and fringe benefits                                                           1,540        1,482         1,509
    Purchased services                                                                    504          551           569
    Depreciation and amortization                                                         532          525           490
    Fuel                                                                                  484          446           308
    Equipment rents                                                                       309          285           328
    Material                                                                              188          195           204
    Operating taxes                                                                       158          158           172
    Casualty and other                                                                    157          138           189
    Special charge (Note 14)                                                               98            -             -
                                                                                    --------------------------------------
Total operating expenses                                                                3,970        3,780        3,769
                                                                                    --------------------------------------

Operating income                                                                        1,682        1,648         1,467

Interest expense (Note 15)                                                               (327)        (311)         (314)

Other income (Note 16)                                                                     65          136            55
                                                                                    --------------------------------------
Income before income taxes and cumulative effect of changes in                          1,420        1,473         1,208
     accounting policy

Income tax expense (Note 17)                                                             (380)        (536)         (462)
                                                                                    --------------------------------------
Income before cumulative effect of changes in accounting policy                         1,040          937           746

Cumulative effect of changes in accounting policy (net of applicable
    income taxes) (Note 2)                                                                  -            -             5
                                                                                    --------------------------------------
Net income                                                                            $ 1,040       $  937        $  751
--------------------------------------------------------------------------------------------------------------------------

Basic earnings per share (Note 19)
   Income before cumulative effect of changes in accounting policy                    $  5.41        $  4.81      $  3.78

   Net income                                                                         $  5.41        $  4.81      $  3.81

Diluted earnings per share (Note 19)
   Income before cumulative effect of changes in accounting policy                    $  5.23        $  4.67      $  3.71
   Net income                                                                         $  5.23        $  4.67      $  3.74


------------------------------------------------------------------------------------ ----------- ------------ ------------
See accompanying notes to consolidated financial statements.

                       CANADIAN NATIONAL RAILWAY COMPANY
                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME


                                                                                             Year ended December 31
In millions                                                                              2001        2000         1999
                                                                                     -----------------------------------


Net income                                                                             $1,040         $937        $751

Other comprehensive income (loss) (Note 22):
--------------------------------------------
Unrealized foreign exchange gain (loss) on translation of
    U.S. dollar denominated long-term debt designated as a
    hedge of the net investment in U.S. subsidiaries                                     (202)         (91)        180
Unrealized foreign exchange gain (loss) on translation of
    the net investment in foreign operations                                              308          191        (202)
Unrealized holding gain (loss) on investment in 360networks Inc. (Note 6)                (129)         129           -
Unrealized holding loss on fuel derivative instruments (Note 21)                          (38)           -           -
Minimum pension liability adjustment (Note 13)                                            (17)           -           2
                                                                                     -----------------------------------
Other comprehensive income (loss) before income taxes                                     (78)         229         (20)
Income tax (expense) recovery on other comprehensive income (loss) items                               (72)          8
                                                                                          (15)
                                                                                     -----------------------------------
Other comprehensive income (loss)                                                         (93)         157         (12)
                                                                                     -----------------------------------
Comprehensive income                                                                      $947      $1,094      $ 739
------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


                       CANADIAN NATIONAL RAILWAY COMPANY
                           CONSOLIDATED BALANCE SHEET

                                                                                                      December 31
In millions                                                                                         2001           2000
                                                                                            -----------------------------

Assets

Current  assets:
    Cash and cash equivalents                                                                       $ 53          $  15
    Accounts receivable (Note 4)                                                                     645            726
    Material and supplies                                                                            133            110
    Deferred income taxes (Note 17)                                                                  153            114
    Other                                                                                            180            143
                                                                                            -----------------------------
                                                                                                   1,164          1,108

Properties  (Note 5)                                                                              19,145         15,638
Other assets and deferred charges (Note 6)                                                           914            568
                                                                                            -----------------------------
Total assets                                                                                    $ 21,223       $ 17,314
-------------------------------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity

Current liabilities:
    Accounts payable and accrued charges  (Note 8)                                               $ 1,374        $ 1,389
    Current portion of long-term debt  (Note 10)                                                     163            434
    Other                                                                                            132             82
                                                                                            -----------------------------
                                                                                                   1,669          1,905

Deferred income taxes (Note 17)                                                                    4,591          3,375
Other liabilities and deferred credits  (Note 9)                                                   1,345          1,205
Long-term debt  (Note 10)                                                                          5,764          3,886
Convertible preferred securities (Note 11)                                                           366            345

Shareholders' equity:
    Common shares  (Note 11)                                                                       4,442          4,349
    Accumulated other comprehensive income (Note 22)                                                  58            151
    Retained earnings                                                                              2,988          2,098
                                                                                            -----------------------------
                                                                                                   7,488          6,598
                                                                                            -----------------------------

Total liabilities and shareholders' equity                                                      $ 21,223       $ 17,314
-------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.



On behalf of the Board:



David G.A. McLean                                         Paul M. Tellier
Director                                                  Director

                       CANADIAN NATIONAL RAILWAY COMPANY
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                               Issued and                          Accumulated
                                              outstanding                                other                      Total
                                                   common            Common      comprehensive   Retained   shareholders'
In millions                                        shares            shares      income (loss)   earnings          equity
                                          ---------------  --------------------------------------------------------------

Balances December 31, 1998                         191.8           $ 4,141              $ 6        $ 898        $ 5,045
    Net income                                         -                 -                -          751            751
    Shares issued (Note 11)                          9.2               404                -            -            404
    Stock options exercised and employee
        share plans (Note 11, 12)                    1.4                52                -            -             52
    Other comprehensive loss (Note 22)                 -                 -              (12)           -            (12)
    Dividends ($0.60 per share)                        -                 -                -         (118)          (118)
                                          ---------------  --------------------------------------------------------------
Balances December 31, 1999                         202.4           $ 4,597             $ (6)      $1,531        $ 6,122
    Net income                                         -                 -                -          937            937
    Stock options exercised and employee
        share plans (Note 11, 12)                    1.2                47                -            -             47
    Share repurchase program (Note 11)             (13.0)             (295)               -         (234)          (529)
    Other comprehensive income (Note 22)               -                 -              157            -            157
    Dividends ($0.70 per share)                        -                 -                -         (136)          (136)
                                          ---------------  --------------------------------------------------------------
Balances December 31, 2000                         190.6           $ 4,349            $ 151      $ 2,098        $ 6,598
    Net income                                        -                  -                -        1,040         1,040
    Stock options exercised (Note 11, 12)           2.1                 93                -           -             93
    Other comprehensive loss (Note 22)                -                  -              (93)          -            (93)
    Dividends ($0.78 per share)                       -                  -                -        (150)          (150)
                                          ---------------  --------------------------------------------------------------
Balances December 31, 2001                         192.7           $ 4,442             $ 58     $ 2,988        $ 7,488
-------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


                       CANADIAN NATIONAL RAILWAY COMPANY
                      CONSOLIDATED STATEMENT OF CASH FLOWS




                                                                                                   Year ended December 31
In millions                                                                                     2001       2000          1999
                                                                                        -------------------------------------

Operating activities
     Net income                                                                            $  1,040      $  937       $  751
     Non-cash items in income:
        Depreciation and amortization (Note 18)                                                 538         533          496
        Deferred income taxes (Note 17)                                                         295         312          417
        Gain on sale of investments (Note 16)                                                  (101)        (84)           -
        Write-down of investment  (Note 6, 16)                                                   99           -            -
        Special charge (Note 14)                                                                 98           -            -
        Other                                                                                     -           -           (7)
     Changes in:
         Accounts receivable (Note 4)                                                           199          80         (157)
         Material and supplies                                                                   11           6           38
         Accounts payable and accrued charges (Note 8)                                         (216)         32           63
         Other net current assets and liabilities                                               (27)        (36)         (27)
     Payments for workforce reductions (Note 9)                                                (169)       (189)        (219)
     Other                                                                                     (146)        (85)         (77)
                                                                                       --------------------------------------
Cash provided from operating activities                                                      1,621       1,506         1,278

Investing activities
     Net additions to properties (Note 18)                                                   (1,058)     (1,036)        (989)
     Proceeds from disposal of properties                                                        51          65           89
     Acquisition of Wisconsin Central Transportation Corporation  (Note 3)                  (1,278)           -            -
     Other                                                                                      112         (10)           2
                                                                                        --------------------------------------
Cash used by investing activities                                                            (2,173)       (981)        (898)


Dividends paid                                                                                 (150)       (136)        (118)

Financing activities
     Issuance of long-term debt                                                               4,015         860          456
     Issuance of convertible preferred securities (Note                                          -            -          339
   11)
     Reduction of long-term debt                                                             (3,336)     (1,038)      (1,508)
     Issuance of common shares  (Note 11)                                                        61          28          440
     Repurchase of common shares (Note 11)                                                       -         (529)           -
                                                                                        ---------------------------------------
Cash provided from (used by) financing activities                                               740        (679)        (273)


Net increase (decrease) in cash and cash equivalents                                             38        (290)         (11)

Cash and cash equivalents, beginning of year                                                     15         305          316
                                                                                        ---------------------------------------

Cash and cash equivalents, end of year                                                        $  53       $  15        $ 305
-------------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


                       CANADIAN NATIONAL RAILWAY company
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS


1.  Summary of significant accounting policies

2.  Accounting changes

3.  Acquisition of Wisconsin Central Transportation Corporation

4.  Accounts receivable

5.  Properties

6.  Other assets and deferred charges

7.  Credit facilities

8.  Accounts payable and accrued charges

9.  Other liabilities and deferred credits

10. Long-term debt

11. Capital stock and convertible preferred securities

12. Stock plans

13. Pensions

14. Special charge

15. Interest expense

16. Other income

17. Income taxes

18. Segmented information

19. Earnings per share

20. Major commitments and contingencies

21. Financial instruments

22. Other comprehensive income (loss)

23. Quarterly financial data - unaudited

24. Comparative figures

                       CANADIAN NATIONAL RAILWAY company
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN's revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1.   Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to litigation, environmental liabilities, casualty claims, depreciation lives, income tax liabilities, pensions and post-retirement obligations, based upon currently available information. Actual results could differ from these estimates.

(a)  Principles of consolidation
     These consolidated financial statements include the accounts of all subsidiaries, including Wisconsin Central Transportation Corporation (WC) for which the Company acquired control and consolidated effective October 9, 2001. The Company's investments in which it has significant influence are accounted for using the equity method of accounting.

(b)  Revenues
     Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

(c)  Foreign exchange
     All of the Company's United States (U.S.) operations are classified as self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has equity investments in international affiliates (United Kingdom, New Zealand and Australia) with their respective local currencies as their functional currencies. Accordingly, the U.S. operations' assets and liabilities and the Company's foreign equity investments are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (Note 22).

     The Company has designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Unrealized foreign exchange gains and losses, from the date of designation, on the translation of the U.S. dollar denominated debt are also included in Other comprehensive income.

(d)  Cash and cash equivalents
     Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

(e)  Accounts receivable
     Accounts receivable are recorded at cost net of the provision for doubtful accounts. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

(f)  Material and supplies
     The inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

(g)  Properties

     Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. All costs of labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company's definition of "unit of property." Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.

     The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. Losses resulting from significant line sales or abandonments are recognized upon the announcement of the disposition. Gains are recognized when they are realized. The Company reviews the carrying amounts of properties whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows or estimated net realizable value. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

(h)  Depreciation
     The cost of properties, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

         Asset class                                   Annual rate
         ---------------------------------------------------------
         Track and roadway                                 2%
         Rolling stock                                     3%
         Buildings and other                               4%
         ---------------------------------------------------------

     The Company follows the group method of depreciation and as such conducts comprehensive depreciation studies generally every three years to assess the reasonableness of the lives of properties based upon current information, including actual results of prior years. Such a study was conducted in 2001 for the Company's Canadian properties. The study revealed that estimated depreciable lives for certain asset types had increased, and therefore, those asset lives have been extended prospectively. The current year adjustment resulted in a reduction to depreciation and amortization expense of $44 million.

(i)  Pensions

     Pension costs are determined using actuarial methods. Pension expense is charged to operations and includes:

     (i) the cost of pension benefits provided in exchange for employees' services rendered during the year,

     (ii) the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,

    (iii) the amortization of past service costs and amendments over the expected average remaining service life of the employee group covered by the plans, and

     (iv) the interest cost of pension obligations, the return on pension fund assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or market-related value of plan assets over the expected average remaining service life of the employee group covered by the plans.

       The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

(j)    Post-retirement benefits other than pensions
       The Company accrues the cost of post-retirement benefits other than pensions. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits, supplemental pension allowances and free rail travel benefits.

       The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service life of the employee group covered by the plans.

(k)    Derivative financial instruments
       The Company may use derivative financial instruments from time to time, in the management of its fuel, interest rate and foreign currency exposures. All derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or Other comprehensive income depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

(l)    Environmental expenditures
       Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

(m)    Income taxes
       The Company follows the asset and liability method for accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

(n)    Recent accounting pronouncements
       In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets." Effective for the Company's fiscal year beginning January 1, 2002, the statement changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, this statement requires acquired intangible assets to be separately recognized if the benefit of the intangible assets are obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged. The Company does not expect SFAS No. 142 to have a material impact on its financial statements.

       In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. This statement is effective for the Company's fiscal year beginning January 1, 2003. The Company does not expect SFAS No. 143 to have a material impact on its financial statements.

       In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides accounting guidance for long-lived assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale. This statement is effective for the Company's fiscal year beginning January 1, 2002. The Company does not expect SFAS No. 144 to have an initial material impact on its financial statements upon adoption.

2.   Accounting changes

The Company has made certain changes in accounting policies to conform to new accounting standards and to conform its policies to those generally accepted in the railroad industry.

2001
On January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in fair value of derivatives are recorded each period in current earnings or Other comprehensive income, depending on whether or not a derivative is designated as part of a hedge transaction and, if so, the type of hedge transaction. The initial adoption of these statements on January 1, 2001 resulted in the recognition of an unrealized loss of $17 million ($11 million after tax) in Other comprehensive income. Of that amount, $8 million ($5 million after tax) was recognized in earnings during 2001. The adoption of these statements did not have a material impact on net income for 2001 since prior to its adoption, the Company had already deferred and amortized gains and losses in the results of operations over the life of the hedged asset or liability or over the term of the derivative financial instrument. Income and expense related to the hedged derivative financial instruments were recorded in the same category as that generated by the underlying asset or liability.

1999
The Company changed its capitalization policies for certain expenditures relating to improvements of bridges and other structures and freight cars. The new policies involve capitalizing all major expenditures for work that extends the useful life and/or improves the functionality of the respective assets.

In addition, the Company changed its method of accounting for employee injury costs to reflect all elements of such costs (including compensation, health care and administration costs) based on actuarially developed estimates of the ultimate cost associated with employee injuries.

The cumulative effect of the capitalization policy changes at January 1, 1999 was a credit of $62 million (net of applicable income taxes), while the cumulative effect of the change in method of accounting for employee injury costs was a charge of $57 million (net of applicable income taxes). The impact of the accounting policy changes was to increase net income for the year ended December 31, 1999 by $12 million.


3. Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and WC entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for an acquisition cost of $1,297 million (U.S.$831 million). The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7, 2001, the U.S. Surface Transportation Board (STB) rendered a decision, unanimously approving the Company's acquisition of WC. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

The Company accounted for the Merger using the purchase method of accounting as required by the FASB's SFAS No. 141 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The following table outlines the estimated fair values of WC's assets and liabilities acquired at acquisition. The impact of the results of the final valuation of WC's assets and liabilities and changes in accounting practices are not expected to have a material impact on the results of operations.

                                                       October 9
In millions                                                 2001
                                                       ----------

Current assets                                             $ 175
Properties                                                 2,435
Other assets and deferred charges                            433
                                                       ----------
     Total assets acquired                                 3,043
                                                       ----------
Current liabilities                                          353
Deferred income taxes                                        743
Other liabilities and deferred credits                       178
Long-term debt                                               472
                                                       ----------
     Total liabilities assumed                             1,746
                                                       ----------
Net assets acquired                                       $1,297
-------------------------------------------------------------------------------

The Consolidated Statement of Income for the year ended December 31, 2001 included $129 million of revenues, $43 million of operating income and $11 million of other income from WC. The acquisition of WC contributed $17 million ($0.09 per basic share or $0.08 per diluted share) to the Company's net income.

If the Company had acquired WC on January 1, 2000, based on the historical amounts reported by WC, net of the amortization of the difference between the Company's cost to acquire WC and the net assets of WC (based on preliminary estimates of the fair values of WC's properties and equipment, and estimates of their remaining useful lives, as well as estimates of the fair values of other WC assets and liabilities), revenues, net income, basic and diluted earnings per share would have been $6,090 million, $1,090 million, $5.67 per basic share and $5.48 per diluted share, respectively for the year ended December 31, 2001 and $5,961 million, $971 million, $4.98 per basic share and $4.84 per diluted share, respectively for 2000. The pro forma figures do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.


4.   Accounts receivable

                                             December 31
In millions                                2001      2000
                                         -------    ------
Freight
     Trade                               $ 309      $ 470
     Accrued                               119         81
Non-freight                                298        238
                                         -------    ------
                                           726        789
Provision for doubtful accounts            (81)       (63)
                                         -------    ------
                                         $ 645      $ 726
----------------------------------------------------------

The Company has a five-year revolving agreement, expiring in 2003, to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time. At December 31, 2001, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$179 million) had been sold on a limited recourse basis compared to $147 million and U.S.$40 million (Cdn$61 million) at December 31, 2000. The Company has retained the responsibility for servicing, administering and collecting freight trade receivables sold. Other income included $10 million in each of 2001 and 2000 for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

No servicing asset or liability has been recorded because the costs of servicing are compensated by the benefits of the agreement.

5.  Properties

                                                          December 31, 2001                          December 31, 2000
                                                               Accumulated                           Accumulated
In millions                                           Cost    depreciation         Net       Cost     depreciation          Net
                                               ------------ --------------- -----------    --------- --------------- -----------

Track, roadway and land                              $ 21,582      $6,230      $15,352         $18,217       $5,963     $12,254
Rolling stock                                           3,913       1,456        2,457           3,599        1,323       2,276
Buildings and other                                     2,656       1,320        1,336           2,309        1,201       1,108
                                                -------------- ----------- ------------ -- ------------ ------------ -----------
                                                      $28,151      $9,006      $19,145         $24,125       $8,487  $  15,638
----------------------------------------------- -------------- ----------- ------------ -- ------------ ------------ -----------
Capital leases included in properties                 $ 1,249       $ 209      $ 1,040         $ 1,155        $ 162      $  993
----------------------------------------------- -------------- ----------- ------------ -- ------------ ------------ -----------


6. Other assets and deferred charges

                                                                                                              December 31
In millions                                                                                                2001           2000
                                                                                                  -------------- --------------
Investments (a)                                                                                          $ 496          $ 269
Prepaid benefit cost (Note 13)                                                                             251            166
Deferred receivables                                                                                       108             73
Unamortized debt issue costs                                                                                54             49
Other                                                                                                        5             11
                                                                                                  -------------- --------------
                                                                                                         $ 914          $ 568
-------------------------------------------------------------------------------------- ---------- -------------- --------------


(a) Investments

Investment in English Welsh and Scottish Railway (EWS)
Through its acquisition of WC, the Company acquired 40.9% of EWS, a company which provides most of the rail freight services in Great Britain, operates freight trains through the English Channel tunnel and carries mail for the Royal Mail. The Company accounts for its investment in EWS using the equity method of accounting. The fair value of the investment in EWS was preliminarily determined based on a multiple of EWS earnings. At December 31, 2001, based upon this preliminary valuation, the carrying value of the investment was in excess of the Company's share of EWS' net assets.

Investment in Tranz Rail Holdings Limited (Tranz Rail) and Australian Transport Network Limited (ATN) Through its acquisition of WC, the Company acquired 23.7% of Tranz Rail, a publicly traded company which operates a 2,400-route mile freight and passenger rail business in New Zealand and 33% of ATN, a company which provides substantially all commercial rail freight service in Tasmania operating a 555-route mile rail system. Tranz Rail owns another 27% of ATN. The Company accounts for both investments as "available for sale" in accordance with the FASB's Emerging Issues Task Force (EITF) 87-11, "Allocation of Purchase Price to Assets to be Sold" because its intent is to sell the investments within one year. As a result, the income or loss from the investments and any interest expense on debt incurred during the holding period to finance the purchase are allocated to the purchase price of the investments. At the time of sale, any difference between the carrying amount of the investments and the proceeds from the sale will result in a reallocation of the purchase price of WC. The fair value of the investment in Tranz Rail was preliminarily determined based on its market capitalization and that of ATN, based on a multiple of ATN earnings. The Company's equity in net income and interest expense related to Tranz Rail and ATN for the period between October 9 and December 31, 2001, allocated to the purchase price of the investments was not significant.

Investment in 360networks Inc.
In June 2001, the Company recorded a charge of $99 million, $71 million after tax, to write down 100% of its net investment in 360networks Inc. Subsequently, the Company sold all of the shares of its investee. In 2000, the Company had recorded a gain of $84 million, $58 million after tax, related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc. Prior to the write-down, the Company accounted for its investment in 360networks Inc. in accordance with the FASB's SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The shares held were classified as "available-for-sale securities" whereby the investment was carried at market value on the balance sheet ($216 million at December 31, 2000) and the change in the value of the investment was recorded in Other comprehensive income as an unrealized holding gain. As a result of the write-down, the Company eliminated all marked-to-market adjustments related to its investment in 360networks Inc., previously recorded in Other comprehensive income.

7.   Credit facilities

The Company has U.S.$1,000 million five-year revolving credit facilities which expire in March 2003. The credit facilities provide for interest on borrowings at various interest rates including the Canadian prime rate, bankers' acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate plus applicable margins. The credit facility agreements contain customary financial covenants, based on U.S. GAAP, including i) limitations on debt as a percentage of total capitalization, ii) maintenance of tangible net worth above predefined levels, and iii) maintenance of the fixed charge coverage ratio above predefined levels. The Company was in compliance with all of these financial covenants throughout the year. The Company's commercial paper program is backed by a portion of its revolving credit facility. As at December 31, 2001, the Company had outstanding commercial paper of U.S.$213 million (Cdn$339 million) ($77 million as at December 31, 2000) and borrowings of U.S.$172 million (Cdn$273 million) under its revolving credit facilities. During 2000, the Company did not draw on the credit facilities. Interest rates on the borrowings under the revolving credit facilities at December 31, 2001 range from 2.15% to 2.73%.

8.       Accounts payable and accrued charges

                                                                                                            December 31
In millions                                                                                                2001           2000
                                                                                                  -------------- --------------

Trade payables                                                                                             $385         $  403
Payroll-related accruals                                                                                    218            194
Current portion of workforce reduction provisions                                                           151            137
Accrued interest on long-term debt                                                                          141            126
Income and other taxes                                                                                      236            244
Accrued charges                                                                                             131            187
Accrued operating leases                                                                                     19             31
Other                                                                                                        93             67
                                                                                                  -------------- --------------
                                                                                                        $ 1,374        $ 1,389
------------------------------------------------------------------------------------------------- -------------- --------------


9.   Other liabilities and deferred credits

                                                                                                              December 31
In millions                                                                                                2001           2000
                                                                                                  -------------- --------------

Personal injury and other claims                                                                           $379           $373
Workforce reduction provisions, net of current portion (a)                                                  340            376
Accrual for post-retirement benefits other than pensions (b)                                                258            231
Environmental reserve, net of current portion                                                                73             64
Deferred credits and other                                                                                  295            161
                                                                                                  -------------- --------------
                                                                                                        $ 1,345        $ 1,205
------------------------------------------------------------------------------------------------- -------------- --------------


(a)    Workforce reduction provisions
       The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of severance payments, the majority of which will be disbursed within the next five years. Other elements of the provisions mainly include early retirement incentives and bridging to early retirement. Payments for severance and other elements of the provisions have reduced the provisions by $169 million for the year ended December 31, 2001 ($189 million for the year ended December 31, 2000). The aggregate provisions amount to $491 million at December 31, 2001.

(b)    Post-retirement benefits other than pensions


                                                                                                    Year ended December 31
        (i)  Change in benefit obligation                                                               2001          2000
                                                                                                 ------------ -------------
              In millions

              Benefit obligation at beginning of year                                                   $242         $230
              Amendments                                                                                  25            -
              Actuarial loss                                                                              20            3
              Interest cost                                                                               19           15
              Service cost                                                                                11            8
              Foreign currency changes                                                                     6            3
              Transfer from other plans                                                                    5            -
              Benefits paid                                                                              (19)         (17)
                                                                                                 ------------ -------------
              Benefit obligation at end of year                                                         $309         $242
                                                                                                 ------------ -------------

                                                                                                           December 31
        (ii) Funded status                                                                              2001          2000
                                                                                                 ------------ -------------
              In millions

                Unfunded benefit obligation at end of year                                             $ 309         $ 242
                Unrecognized net actuarial loss                                                          (26)           (8)
                Unrecognized prior service cost                                                          (25)           (3)
                                                                                                 ------------ -------------
                Accrued benefit cost for post-retirement benefits
               other than pensions                                                                     $ 258         $ 231
                                                                                                 ------------ -------------


                                                                                               Year ended December 31
        (iii) Components of net periodic benefit cost                                    2001           2000          1999
                                                                                 ------------- -------------- -------------
                In millions

                  Interest cost                                                           $19            $15           $15
                  Service cost                                                             11              8             8
                  Amortization of prior service cost                                        3              1             1
                  Recognized net actuarial loss                                             2              1             2
                                                                                 ------------- -------------- -------------
                  Net periodic benefit cost                                               $35            $25           $26
                                                                                 ------------- -------------- -------------

                                                                                             December 31
        (iv) Weighted-average assumptions                                                2001           2000          1999
                                                                                 ------------- -------------- -------------

                  Discount rate                                                         6.97%          6.95%         7.39%
                  Rate of compensation increase                                         4.00%          4.25%         4.25%
                                                                                 ------------- -------------- -------------


       For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 8% for 2002 and 6% for 2001. It is assumed the rate will decrease gradually to an ultimate rate of 6% for 2004 and remain at that level thereafter.

          A one-percentage-point change in the health care trend rate would not cause a material change in the Company's net periodic benefit cost nor the post-retirement benefit obligation.


10.   Long-term debt

                                                                                     Currency
In millions                                                                          in which               December 31
                                                                         Maturity    payable            2001           2000
                                                                  ---------------- ------------- ------------ --------------
Bonds, debentures and notes: (a)

Canadian National series:

 8-7/8%    15-year notes                                             May 21, 2001      Cdn$             $  -         $  150
 6-5/8%    10-year notes                                             May 15, 2003     U.S.$              239            225
 7 %         10-year notes                                          Mar. 15, 2004     U.S.$              422            398
 6.45%      Puttable Reset Securities (PURS) (b)                    July 15, 2006     U.S.$              398            375
 6-3/8%    10-year notes (c)                                        Oct. 15, 2011     U.S.$              636              -
 6.80%     20-year notes (c)                                        July 15, 2018     U.S.$              318            300
 7-5/8%    30-year debentures                                        May 15, 2023     U.S.$              239            225
 6.90%     30-year notes (c)                                        July 15, 2028     U.S.$              755            712
  7-3/8%    30-year debentures (c)                                  Oct. 15, 2031     U.S.$              318              -

Illinois Central series:

 7.12%       5-year notes                                            Aug. 2, 2001     U.S.$                -             75
 6.72%       5-year notes                                           Aug. 14, 2001     U.S.$                -             75
 6-3/4%    10-year notes                                             May 15, 2003     U.S.$              159            150
 7-3/4%    10-year notes                                              May 1, 2005     U.S.$              159            150
 6.98%     12-year notes                                            July 12, 2007     U.S.$               80             75
 6.63%     10-year notes                                             June 9, 2008     U.S.$               32             30
 5 %         99-year income debentures                               Dec. 1, 2056     U.S.$               12             12
 7.7%     100-year debentures                                      Sept. 15, 2096     U.S.$              199            187

 Wisconsin Central series:

                                                                                                 ------------ --------------
  6-5/8%     10-year notes                                         April 15, 2008     U.S.$              239              -
                                                                                                 ------------ --------------

 Total bonds, debentures and notes                                                                     4,205          3,139

Other:
  Revolving credit facilities (Note 7)                                                U.S.$              273              -
  Commercial paper (d) (Note 7)                                                      Various             339             77
  Capital lease obligations, amounts owing under
        equipment agreements and other (e)                                           Various           1,125          1,117
                                                                                                 ------------ --------------
  Total other                                                                                          1,737          1,194
                                                                                                 ------------ --------------

Subtotal                                                                                               5,942          4,333

Less:
  Current portion of long-term debt                                                                      163            434
  Net unamortized discount                                                                                15             13
                                                                                                 ------------ --------------
                                                                                                         178            447
                                                                                                 ------------ --------------

                                                                                                      $5,764        $ 3,886
----------------------------------------------------------------- ---------------- ------------- ------------ --------------


(a)  The Company's bonds, debentures and notes are unsecured.

(b) The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July 15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15, 2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

(c) These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

(d) The Company has a commercial paper program which is backed by a portion of its revolving credit facility, that enables it to issue commercial paper up to a maximum aggregate principal amount of $600 million or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company's intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility. Interest rates on commercial paper at December 31, 2001 range from approximately 1.93% to 2.6%.

(e) Interest rates for the capital leases range from approximately 3.14% to 14.6% with maturity dates in the years 2002 through 2025. The imputed interest on these leases amounted to $545 million as at December 31, 2001, and $559 million as at December 31, 2000.

     The equipment agreements are payable by monthly or semi-annual installments over various periods to 2007 at interest rates ranging from 6% to 9.7%. The principal amounts are payable as follows: $17 million and U.S.$1 million (Cdn$2 million) as at December 31, 2001, and $26 million and U.S.$1 million (Cdn$2 million) as at December 31, 2000. The capital leases, equipment agreements, and other obligations are secured by properties with a net carrying amount of $1,108 million as at December 31, 2001 and $1,068 million as at December 31, 2000.

     During 2001, the Company recorded $91 million in assets it acquired through the exercise of purchase options on existing leases and leases for new equipment ($149 million in 2000). An equivalent amount was recorded in debt.

(f) Long-term debt maturities for the following fiscal years, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2001 but excluding repayments of commercial paper and revolving credit facilities of $339 million and $273 million, respectively, are as follows:

            Year                                                     Amount
            ----------------------------------------------------------------
                                                                    In millions
            2002                                                       $163
            2003                                                        543
            2004                                                        547
            2005                                                        229
            2006                                                        432
            2007 and thereafter                                       3,401
            ----------------------------------------------------------------

(g) The aggregate amount of debt payable in U.S. currency as at December 31, 2001 is U.S.$3,334 million (Cdn$5,302 million) and as at December 31, 2000 is U.S.$2,290 million (Cdn$3,434 million).

11.   Capital stock and convertible preferred securities

(a)    Authorized capital stock
       Theauthorized capital stock of the Company is as follows: - Unlimited number of Common Shares, without par value - Unlimited number of Class A Preferred Shares, without par value issuable in series - Unlimited number of Class B Preferred Shares, without par value issuable in series

(b)    Issued and outstanding common shares
       During 2001, the Company issued 2.1 million shares (1.2 million shares in 2000 and 1.4 million shares in 1999) related to stock options exercised. The total number of common shares issued and outstanding was
       192.7 million as at December 31, 2001.

       In 1999, the Company issued 9.2 million common shares as a result of a public offering.

(c)    Convertible preferred securities
       In 1999, the Company issued 4.6 million convertible preferred securities at U.S.$50 per security. These securities bear interest, payable quarterly in U.S. dollars, at a rate of 5.25% per year, and are due on June 30, 2029. These securities are subordinated securities convertible into common shares of CN at the option of the holder at an original conversion price of US$38.48 per common share, representing an original conversion rate of 1.2995 common shares for each convertible preferred security. On or after July 1, 2002, at the option of CN but subject to certain conditions, the holders' rights to convert these securities may be extinguished if the current market price exceeds 120% of the conversion price for a certain period. If these conditions are met, CN may terminate the conversion rights by giving holders at least 30 days' prior written notice to convert their convertible preferred securities into common shares. If, at closing of the conversion termination date the current market price exceeds the conversion price, all holders shall be deemed to have converted, except to the extent the Trustee has been otherwise instructed by any holder.

(d)    Stock split
       On July 20, 1999, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN common stock payable for each share outstanding or held in treasury on September 27, 1999 to shareholders of record on September 23, 1999. All equity based benefit plans reflect the issuance of additional shares or options due to the declaration of the stock split. All shares and per share data reflect the effect of the stock split.

(e)    Share repurchase programs
       On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At December 31, 2001, the Company had not repurchased any common shares under the share repurchase program.

       In 2000, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 13 million common shares of the Company's common stock pursuant to a normal course issuer bid, at prevailing market prices. During 2000, $529 million was used to repurchase 13 million common shares at an average price of $40.70 per share.


12.    Stock plans

(a)    Employee share plan
       The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 6% of their gross salaries to purchase shares of the Company's common stock on the open market and to have the Company invest, on the employee's behalf, a further 35% of the amount invested by the employee. Participation at December 31, 2001 was 9,432 employees (7,916 at December 31, 2000). The total number of ESIP shares purchased on behalf of employees, including the Company's contributions, was 516,726 in 2001 and 637,531 in 2000, resulting in a pre-tax charge to income of $8 million, $6 million and $5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

(b)    Mid-term incentive share unit plan
       The Company has a share unit plan, which was approved by the Board of Directors in 2001, for designated senior management employees entitling them to receive payout on June 30, 2004 of a combination of common stock of the Company, as to fifty percent, and cash value, as to the remaining fifty percent.

       The share units vest conditionally upon the attainment of targets relating to the Company's share price during the six-month period ending June 30, 2004. Due to the nature of the vesting conditions, no compensation expense was recognized for 2001. The total number of share units outstanding at December 31, 2001 was 421,500. At December 31, 2001, an additional 43,500 share units remained authorized for future issuances under this plan.

(c)    Stock options
       The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not to exceed 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2001, an additional 5.5 million common shares remained authorized for future issuances under these plans.

       Options issued by the Company include conventional options, which vest over a period of time, and performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment. The total conventional and performance options outstanding at December 31, 2001 were 7.5 million and 2.4 million, respectively.

Changes in the Company's stock options are as follows:

                                                               weighted-average
                                          Number of options     exercise price
  ------------------------------------------------------------------------------
                                             In millions

  Outstanding at December 31, 1998 (1)           7.1                    $29.11
  Granted                                        3.0                    $45.46
  Canceled                                      (0.4)                   $34.51
  Exercised                                     (1.4)                   $25.43
  -----------------------------------------------------------------
  Outstanding at December 31, 1999 (1)           8.3                    $34.88
  Granted                                        2.2                    $35.33
  Canceled                                      (0.4)                   $36.23
  Exercised                                     (1.2)                   $22.19
  -----------------------------------------------------------------
  Outstanding at December 31, 2000 (1)           8.9                    $34.95
  Conversion of WC options                       1.0                    $58.63
  Granted                                        2.4                    $50.65
  Canceled                                      (0.3)                   $46.01
  Exercised                                     (2.1)                   $30.43
  -----------------------------------------------------------------
  Outstanding at December 31, 2001 (1)(2)        9.9                    $43.62
  -----------------------------------------------------------------------------
  (1) Includes IC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
  (2) Includes WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

       Stock options outstanding and exercisable as at December 31, 2001 were as follows:

                                           Options outstanding                                        Options exercisable
            ----------------------------------------------------------------------------------     -------------------------
                                                                      Weighted-   Weighted-                     Weighted-
                                                                       average     average                       average
                     Range of exercise prices           Number of     years to     exercise         Number of    exercise
                                                         options     expiration      price           options       price
            ------------------------------------------ ------------ ------------- ------------     ------------ ------------
                                                        In millions                                 In millions

                         $13.50 - $23.72                   0.3            3          $17.90            0.3         $17.90

                         $25.40 - $35.01                   2.5            7          $33.37            1.1         $31.14
                         $35.70 - $49.45                   4.1            6          $44.38            2.7         $44.47
                         $50.02 - $69.77                   2.8            9          $51.66            0.3         $55.61
                         $70.65 and above                  0.2            6          $94.47            0.1         $94.47

       ---- ------------------------------------------ ------------                                ------------
       Balance at December 31, 2001 (1)                     9.9           7          $43.62            4.5         $41.86
       --------------------------------------------- -- ----------- ------------- ------------ --- ------------ ------------
         (1) Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.


(d)    Stock-based compensation expense
       Compensation expense for certain performance-based stock-option awards under these plans is determined by the options' intrinsic value in accordance with Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation expense recognized for stock-based awards was $19 million, $3 million and $7 million in 2001, 2000 and 1999, respectively. Had compensation expense been determined based upon fair values at the date of grant for awards under all plans, consistent with the methods of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income and earnings per share would have been as follows:

                                                                             Year ended December 31
                                                                          2001             2000           1999
                                                              ----------------- ---------------- --------------
          Net income (in millions)                                     $ 1,031           $  917         $  740
          Basic earnings per share                                      $ 5.37           $ 4.70         $ 3.75
          Diluted earnings per share                                    $ 5.19           $ 4.58         $ 3.68
          --------------------------------------------------- ----------------- ---------------- --------------


       These pro forma amounts include compensation cost as calculated using the Black-Scholes option-pricing model with the following assumptions:

                                                                             Year ended December 31
                                                                          2001             2000           1999
                                                              ----------------- ---------------- --------------
          Expected option life (years)                                     7.0              7.0            7.0
          Risk-free interest rate                                         5.36%            5.38%          6.64%
          Expected stock price volatility                                   30%              30%            30%
          Average dividend per share                                    $ 0.78           $ 0.70         $ 0.60
          --------------------------------------------------- ----------------- ---------------- --------------


                                                                             Year ended December 31
                                                                          2001             2000           1999
                                                              ----------------- ---------------- --------------
          Weighted average fair value of options granted                $13.79           $12.54         $18.93
          --------------------------------------------------- ----------------- ---------------- --------------


13.   Pensions

The Company has retirement benefit plans under which substantially all employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The tables that follow pertain to all such plans. However, the following descriptions relate solely to the Company's main pension plan, the CN Pension Plan (the Pension Plan). The Company's other pension plans are not significant.

Description of plan
The Pension Plan is a contributory defined benefit pension plan that covers substantially all CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Pension Plan and the related legislation.

Funding policy
Employee contributions to the Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans.

Description of fund assets
The assets of the Pension Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets.


                                                                                                         Year ended
                                                                                                         December 31
(a) Change in benefit obligation                                                                       2001           2000
                                                                                                 ----------- --------------
      In millions

      Benefit obligation at beginning of year                                                       $10,855       $ 9,935
      Interest cost                                                                                     701           690
      Actuarial loss                                                                                     94           730
      Service cost                                                                                       92            70
      Plan participants' contributions                                                                   73            74
      Foreign currency changes                                                                            6             3
      Benefit payments and transfers                                                                   (665)         (647)
                                                                                                 ----------- --------------
       Benefit obligation at end of year                                                            $11,156       $10,855
                                                                                                 ----------- --------------



                                                                                                         Year ended
                                                                                                         December 31
(b) Change in plan assets                                                                              2001           2000
                                                                                                 ----------- --------------
       In millions

      Fair value of plan assets at beginning of year                                                $12,455       $11,768
      Employer contributions                                                                             69            59
      Plan participants' contributions                                                                   73            74
      Foreign currency changes                                                                            6             3
      Actual return on plan assets                                                                     (175)        1,198
      Benefit payments and transfers                                                                   (665)         (647)
                                                                                                 ----------- --------------
       Fair value of plan assets at end of year                                                     $11,763       $12,455
                                                                                                 ----------- --------------

                                                                                                         December 31
(c)   Funded status                                                                                  2001           2000
                                                                                                 ----------- --------------
      In millions

       Excess of fair value of plan assets over benefit obligation at end of year*                    $ 607       $ 1,600
       Unrecognized net actuarial gain*                                                                (537)       (1,652)
       Unrecognized net transition obligation                                                            39            59
       Unrecognized prior service cost                                                                  133           153
                                                                                                 ----------- --------------
       Net amount recognized                                                                          $ 242         $ 160
                                                                                                 ----------- --------------
* subject to future reduction for gain sharing under the terms of the plan


                                                                                                             December 31
(d) Amount recognized in the Consolidated Balance Sheet                                                  2001          2000
                                                                                                  ------------ -------------
      In millions

        Prepaid benefit cost (Note 6)                                                                   $ 251        $ 166
        Accrued benefit cost                                                                               (9)          (6)
        Additional minimum liability                                                                      (18)           -
        Intangible asset                                                                                    1            -
        Accumulated other comprehensive income (Note 22)                                                   17            -
                                                                                                  ------------ -------------
        Net amount recognized                                                                           $ 242        $ 160
                                                                                                  ------------ -------------


                                                                                               Year ended December 31
(e) Components of net periodic benefit cost                                               2001           2000          1999
                                                                                  ------------- -------------- -------------
      In millions

        Interest cost                                                                    $ 701         $ 690         $ 632
        Service cost                                                                        92            70            95
        Amortization of net transition obligation                                           20            19            19
        Amortization of prior service cost                                                  20            19            20
        Expected return on plan assets                                                    (846)         (792)         (732)
        Recognized net actuarial loss                                                        -             -            23
                                                                                  ------------- -------------- -------------
        Net periodic benefit cost (income)                                               $ (13)          $ 6          $ 57
                                                                                  ------------- -------------- -------------


                                                                                                   December 31
(f) Weighted-average assumptions                                                            2001         2000          1999
                                                                                     ------------ ------------ -------------

        Discount rate                                                                      6.50%        6.50%         7.00%
        Rate of compensation increase                                                      4.00%        4.25%         4.25%
        Expected return on plan assets for year ending December 31                         9.00%        9.00%         9.00%
                                                                                     ------------ ------------ -------------


As at December 31, 2001, one of the Company's pension plans had an accumulated benefit obligation ($106 million) in excess of the fair value of the plan assets ($79 million) which gives rise to an additional minimum pension liability. The projected benefit obligation was $110 million at December 31, 2001.


14.   Special charge

The Company recorded a charge of $98 million, $62 million after tax, in the second quarter of 2001 for the reduction of 690 positions (388 occurred in 2001 with the remainder planned to be completed by the end of 2002). The charge included severance and other payments to be made to affected employees.

15.   Interest expense

                                                                                             Year ended December 31
In millions                                                                              2001          2000           1999
                                                                                 ------------- ------------- -------------

Interest on long-term debt                                                               $329          $322          $319
Interest income                                                                            (2)          (11)           (5)
                                                                                 ------------- ------------- -------------
                                                                                         $327         $ 311         $ 314
                                                                                 ------------- ------------- -------------
Cash interest payments                                                                  $ 322         $ 315         $ 311
-------------------------------------------------------------------------------- ------------- ------------- -------------

16.      Other income

                                                                                              Year ended December 31
In millions                                                                              2001          2000           1999
                                                                                 ------------- ------------- -------------

Gain on sale of interest in Detroit River Tunnel Company (a)                            $ 101         $  -          $  -
Gain on disposal of properties                                                             53           57            56
Investment income                                                                          30           10            21
Foreign exchange gain                                                                       7           10             4
Gain on exchange of investment (Note 6)                                                     -           84             -
Net real estate costs                                                                     (20)         (22)          (25)
Write-down of investment in 360networks Inc. (Note 6)                                     (99)           -             -
Other                                                                                      (7)          (3)           (1)
                                                                                 ------------- ------------- -------------
                                                                                         $ 65        $ 136          $ 55
-------------------------------------------------------------------------------- ------------- ------------- -------------

(a) In March 2001, the Company completed the sale of its 50 per cent interest in the Detroit River Tunnel Company (DRT) for proceeds of $112 million and recorded a gain of $101 million, $73 million after tax. The DRT is a 1.6 mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

17.   Income taxes

The Company's income tax expense from income before cumulative effect of changes in accounting policy is as follows:

                                                                                         Year ended December 31
  In millions                                                                             2001          2000          1999
                                                                                 ------------- ------------- -------------

Federal tax rate                                                                        28.1%         29.1%         29.1%
Income tax expense from income  before income taxes and the  cumulative  effect
    of changes in accounting policy based on the Federal tax rate                     $ (399)         $(429)        $(352)
Income tax (expense) recovery resulting from:
    Provincial and other taxes                                                          (178)         (180)         (196)
    Deferred income tax adjustment due to rate reductions                                122             -             -
    U.S. tax rate differential                                                             3             9            38
    Gain on disposals and dividends                                                       18            18             8
    Other                                                                                 54            46            40
                                                                                 ------------- ------------- -------------
Income tax expense                                                                    $ (380)         $(536)        $(462)
                                                                                 ------------- ------------- -------------
Income tax expense is represented by:
    Current                                                                            $ (85)       $ (224)        $ (45)
    Deferred                                                                            (295)         (312)         (417)
                                                                                 ------------- ------------- -------------
                                                                                      $ (380)        $(536)        $(462)
                                                                                 ------------- ------------- -------------
Cash payments for income taxes                                                          $ 63         $ 101          $ 45
-------------------------------------------------------------------------------- ------------- ------------- -------------


Significant components of deferred income tax assets and liabilities are as follows:

                                                                                                     December 31
In millions                                                                                      2001          2000
                                                                                               --------------------
Deferred income tax assets
       Workforce reduction provisions                                                           $ 178         $ 202
       Accruals and other reserves                                                                182           198
       Post-retirement benefits                                                                    85            91
       Losses and tax credit carryforwards                                                         53            26
                                                                                               --------------------
                                                                                                  498           517
                                                                                               --------------------
Deferred income tax liabilities
       Properties                                                                               4,936         3,778
                                                                                               --------------------

Total net deferred income tax liability                                                         4,438         3,261
Net current deferred income tax asset                                                             153           114
                                                                                               --------------------
Net long-term deferred income tax liability                                                    $4,591        $3,375
                                                                                               --------------------

In 2001, the Company recognized investment tax credits of $35 million not previously recognized, which reduced the cost of properties. The Company did not recognize any investment tax credits in 2000.


18.   Segmented information

The Company operates in one business segment with operations and assets in Canada and the United States.

    Information on geographic areas                                                                 Year ended December 31
       In millions                                                                              2001          2000          1999
                                                                                       ------------- ------------- -------------
       Revenues:
                 Canadian rail                                                                $3,675       $ 3,650       $ 3,524
                 U.S. rail                                                                     1,977         1,778         1,712
                                                                                       ------------- ------------- -------------
                                                                                              $5,652       $ 5,428       $ 5,236
                                                                                       ------------- ------------- -------------
       Operating income:
                 Canadian rail (i)                                                            $1,181       $ 1,199       $ 1,015
                 U.S. rail                                                                       501           449           452
                                                                                       ------------- ------------- -------------
                                                                                              $1,682       $ 1,648       $ 1,467
                                                                                       ------------- ------------- -------------
       Income before cumulative effect of changes in accounting policy:
                 Canadian rail (i)                                                             $ 844        $  695        $  565
                 U.S. rail                                                                       196           242           181
                                                                                       ------------- ------------- -------------
                                                                                              $1,040        $  937        $  746
                                                                                       ------------- ------------- -------------
       Depreciation and amortization:
                 Canadian rail (ii)                                                            $ 309        $  336        $  294
                 U.S. rail                                                                       229           197           202
                                                                                       ------------- ------------- -------------
                                                                                               $ 538        $  533        $  496
                                                                                       ------------- ------------- -------------
       Capital expenditures: (iii)
                 Canadian rail (iv)                                                            $ 723        $  802        $  954
                 U.S. rail                                                                       274           310           324
                                                                                       ------------- ------------- -------------
                                                                                               $ 997       $ 1,112       $ 1,278
                                                                                       ------------- ------------- -------------


                                                                                                             December 31
       In millions                                                                                          2001          2000
                                                                                                     ------------- -------------
       Identifiable assets:
                 Canadian rail                                                                             $ 9,036       $ 8,712
                 U.S. rail (v)                                                                              12,187         8,602
                                                                                                     ------------- -------------
                                                                                                           $21,223       $17,314
       ------------------------------------------------------------------------------- ------------- ------------- -------------
       (i)   Includes a 2001 special charge for workforce reductions of $98 million, $62 million after tax.
       (ii)  Includes $6 million (2000:  $8 million, 1999: $6 million) of depreciation and amortization of properties related to other business activities.
       (iii) Represents additions to properties that includes non-cash capital expenditures financed with capital leases and capitalized
             depreciation.
       (iv)  Includes $5 million (2000: $9 million, 1999: $11 million) of additions of properties related to other business activities.
       (v)   Includes equity holdings in foreign investments held by the Company's U.S. subsidiaries.


19.       Earnings per share

                                                                                                 Year ended December 31
                                                                                           2001           2000         1999
                                                                                    ------------ -------------- ------------
Basic earnings per share
   Income before cumulative effect of changes in accounting policy                        $5.41          $4.81        $3.78
   Cumulative effect of changes in accounting policy                                          -              -         0.03
                                                                                    ------------ -------------- ------------
   Net income                                                                             $5.41          $4.81       $ 3.81
                                                                                    ------------ -------------- ------------

Diluted earnings per share
   Income before cumulative effect of changes in accounting policy                        $5.23          $4.67        $3.71
   Cumulative effect of changes in accounting policy                                          -              -         0.03
                                                                                    ------------ -------------- ------------
   Net income                                                                             $5.23          $4.67        $3.74
                                                                                    ------------ -------------- ------------


Thefollowing table provides a reconciliation between basic and diluted earnings per share:

In millions, except per share data

                                                                                                   Year ended December 31
                                                                                              2001          2000          1999
                                                                                      ------------- ------------- -------------
Income before cumulative effect of changes in accounting policy                             $1,040         $ 937         $ 746
Income impact on assumed conversion of preferred securities                                     12            11             6
                                                                                      ------------- ------------- -------------
                                                                                            $1,052         $ 948         $ 752
Weighted-average shares outstanding                                                          192.1         195.0         197.3
Effect of dilutive securities and stock options                                                8.9           7.8           5.2
                                                                                      ------------- ------------- -------------
Weighted-average diluted shares outstanding                                                  201.0         202.8         202.5
Basic earnings per share from income before cumulative effect of changes in
accounting policy                                                                            $5.41         $4.81         $3.78

Diluted earnings per share from income before cumulative effect of changes in
accounting policy                                                                            $5.23         $4.67         $3.71
                                                                                      ------------- ------------- -------------

20.   Major commitments and contingencies

(a)    Leases
       The Company's commitments as at December 31, 2001 under operating and capital leases totaling $ 1,253 million and $1,449 million, respectively, with annual net minimum payments in each of the five following fiscal years to 2007 and thereafter, are as follows:

               Year                                                            Operating              Capital
               --------------------------------------------------------- ------------------ --------------------
               In millions

               2002                                                                 $230                 $186
               2003                                                                  196                  122
               2004                                                                  176                  136
               2005                                                                  154                   95
               2006                                                                  120                   60
               2007 and thereafter                                                   377                  850
               --------------------------------------------------------- ------------------ --------------------
                                                                                  $1,253                1,449
               Less:   imputed  interest  on  capital  leases  at  rates
                       ranging from approximately 3.14% to 14.6%                                          545
               ---------------------------------------------------------- ----------------- --------------------
               Present value of minimum lease  payments at current rate
                  included in debt                                                                      $ 904
               --------------------------------------------------------- ------------------ --------------------


(b)    Other commitments
       As at December 31, 2001, the Company had commitments to acquire railroad ties at a cost of $28 million, rail at a cost of $20 million, and freight cars at a cost of $4 million. Furthermore, as at December 31, 2001, the Company had entered into agreements with fuel suppliers to purchase approximately 35% of its anticipated 2002 volume and 11% of its anticipated 2003 volume at market prices prevailing on the date of the purchase.

(c)    Contingencies
       In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to contractual obligations, personal injuries including occupational related claims, damage to property and environmental matters. The Company maintains provisions for such items which it considers to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2001 cannot be predicted with certainty, and therefore, there can be no assurance that their resolution and any future claims will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

(d)    Environmental matters
       The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

       While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

     i) the lack of specific technical information available with respect to many sites;

     ii) the absence of any government authority, third-party orders, or claims with respect to particular sites;

     iii) the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

     iv) the ability to recover costs from any third parties with respect to particular sites; and

     therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company's financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

     As at December 31, 2001, the Company had aggregate accruals for environmental costs of $112 million ($85 million as at December 31, 2000). During 2001, payments of $14 million were applied to the provision for environmental costs compared to $11 million in 2000 and $16 million in 1999. In addition, related environmental capital expenditures were $19 million in 2001, $20 million in 2000 and $11 million in 1999. The Company also expects to incur capital expenditures relating to environmental matters of approximately $21 million in 2002 and $30 million in each of 2003 and 2004. The Company has not included any reduction in costs for anticipated recovery from insurance.


21.  Financial instruments

     As mentioned in Note 2, the Company adopted on January 1, 2001 SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities."

     A. Risk management
     The Company has limited involvement with derivative financial instruments in the management of its fuel, interest rate and foreign currency exposures, and does not use them for trading purposes.

     (i) Credit risk
     In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

     The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments but does not expect such non-performance as counterparties are of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained; however, the credit standing of counterparties is regularly monitored. The total risk associated with the Company's counterparties was immaterial at December 31, 2001. The Company believes there are no significant concentrations of credit risk.

     (ii) Interest rates
     For the purpose of minimizing the volatility in the fair value of certain fixed-interest long-term debt, the Company entered into interest rate swap transactions during 2000 for a total notional amount of $150 million and U.S.$50 million (Cdn$75 million) resulting in effectively converting some fixed interest rate debt into floating interest rate debt. These swaps were accounted for as fair value hedges and assumed to have no ineffectiveness pursuant to SFAS No. 133 requirements. In 2001, these swap transactions matured and the underlying debts have been repaid. The Company did not enter into any new interest rate swap transactions in 2001.

     (iii) Foreign currency
     Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues and expenses.

     For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar denominated long-term debt into the Canadian dollar, the Company has designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company's U.S. dollar denominated long-term debt are recorded in Other comprehensive income.

     (iv) Fuel
     To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. The changes in the fair value of the swap positions are highly correlated to changes in the price of fuel, therefore pursuant to SFAS No. 133 requirements, these fuel hedges are being accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. The amounts accumulated in Other comprehensive income will be reclassified into income upon the ultimate consumption of the hedged fuel. To the extent that the cumulative change in the fair value of the swap positions does not offset the cumulative change in the price of fuel, the ineffective portion of the hedge will be recognized into income immediately. In the event that the fuel hedge is discontinued and the forecasted purchase of fuel is not expected to occur, the amount accumulated in Other comprehensive income would be reclassified into income immediately.

     Realized gains and losses from the Company's fuel hedging activities were $6 million loss, $49 million gain and $5 million gain for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, the Company has hedged approximately 45% of the estimated 2002 fuel consumption and 25% of the estimated 2003 fuel consumption. This represents approximately 264 million U.S. gallons at an average price of U.S.$0.607 per U.S. gallon.

     At December 31, 2001, Accumulated other comprehensive income included an unrealized loss of $38 million, of which $31 million relates to derivative transactions that will mature within the next year. The requirements of SFAS No. 133 did not have a significant impact on the Consolidated Statement of Income since the Company's derivative instruments have been highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel. The Company did not recognize any material gains or losses in 2001 due to fuel hedge ineffectiveness.

     (v) Other
     The Company does not currently have any derivative instruments not designated as hedging instruments.

       B.  Fair value of financial instruments
       Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

       (i) Cash and cash equivalents, Accounts receivable, Accounts payable and accrued charges, and Other current liabilities: The carrying amounts approximate fair value because of the short maturity of these instruments.

       (ii)  Other assets and deferred charges:
       Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on CN's proportionate share of its net assets.

       (iii) Long-term debt:
       The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

       (iv)  Convertible preferred securities:
       The fair value of the Company's convertible preferred securities is estimated based on the quoted market price.

       The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as at December 31, 2001 and 2000 for which the carrying values on the Consolidated Balance Sheet are different from the fair values:

                                                                       December 31, 2001                December 31, 2000
                                                                  Carrying          Fair              Carrying       Fair
       In millions                                                 amount           Value              amount       value
                                                                ------------ ---------------- --- -------------- -----------

       Financial assets
        Investments                                                  $  496           $  551             $  269      $  315

       Financial liabilities
        Long-term debt (including current portion)                  $ 5,927          $ 5,986            $ 4,320     $ 4,191
        Convertible preferred securities                              $ 366            $ 479              $ 345       $ 315
       -------------------------------------------------------- ------------ ---------------- --- -------------- -----------


22.   Other comprehensive income (loss)

(a) Components of Other comprehensive income (loss) and the related tax effects are as follows:

                                                                                           Year ended December 31, 2001
                                                                                          ---------------------------------------
    In millions                                                                           Before tax   Income tax    Net of tax
                                                                                            amount      (expense)      amount
                                                                                                        recovery
                                                                                          ------------ ------------ -------------
    Unrealized foreign exchange gain (loss) on translation of U.S. dollar denominated
       long-term debt designated as a hedge of the net investment in U.S. subsidiaries        $ (202)        $ 71        $ (131)
    Unrealized foreign exchange gain (loss) on translation of the net investment
       in foreign operations                                                                     308         (108)          200
    Unrealized holding loss on investment in 360networks Inc. (Note 6)                          (129)          35           (94)
    Unrealized holding loss on fuel derivative instruments  (Note 21)                            (38)          13           (25)
    Minimum pension liability adjustment                                                         (17)           6           (11)
    Deferred income tax (DIT) rate enactment                                                       -          (32)          (32)
                                                                                          ------------ ------------ -------------
    Other comprehensive income (loss)                                                          $ (78)       $ (15)        $ (93)
    ------------------------------------------------------------------------------------- ------------ ------------ -------------


                                                                                           Year ended December 31, 2000
                                                                                          ---------------------------------------
    In millions                                                                             Before     Income tax    Net of tax
                                                                                          tax amount    (expense)      amount
                                                                                                        recovery
                                                                                          ------------ ------------ -------------
    Unrealized foreign exchange gain (loss) on translation of U.S. dollar denominated
       long-term debt designated as a hedge of the net investment in U.S. subsidiaries         $ (91)        $ 34         $ (57)
    Unrealized foreign exchange gain (loss) on translation of the net investment
       in U.S. subsidiaries                                                                      191          (71)          120
    Unrealized holding gain on investment in 360networks Inc. (Note 6)                           129          (35)           94
                                                                                          ------------ ------------ -------------
    Other comprehensive income (loss)                                                          $ 229        $ (72)        $ 157
    ------------------------------------------------------------------------------------- ------------ ------------ -------------


                                                                                           Year ended December 31, 1999
                                                                                          ---------------------------------------
    In millions                                                                             Before     Income tax    Net of tax
                                                                                          tax amount    (expense)      amount
                                                                                                        recovery
                                                                                          ------------ ------------ -------------
    Unrealized foreign exchange gain (loss) on translation of U.S. dollar
       denominated long-term debt designated as a hedge of the net investment in IC             $180        $ (69)         $111
    Unrealized foreign exchange gain (loss) on translation of the net investment in IC          (202)          78          (124)
    Minimum pension liability adjustment                                                           2           (1)            1
                                                                                          ------------ ------------ -------------
    Other comprehensive income (loss)                                                          $ (20)       $   8        $  (12)
    ------------------------------------------------------------------------------------- ------------ ------------ -------------


(b) Changes in the balances of each classification within Accumulated other comprehensive income (loss) are as follows:

    In millions                                        Foreign
                                                    exchange -   Holding gain      Holding
                                          Foreign         Net       (loss) on      loss on       Minimum   DIT      Accumulated
                                         exchange   investment   360networks         fuel        pension   rate    other compre-
                                          - U.S.$   in foreign           Inc.   derivative    liability  enact-        hensive
                                             debt   operations     investment   instrument    adjustment   ment     income (loss)
    ---------------------------------- ----------- ------------ -------------- ------------ ------------- ------- ---------------
    Balance at January 1, 1999            $ (144)       $ 151           $  -         $  -         $  (1)    $ -            $  6
    Period change                            111         (124)             -            -             1       -             (12)
                                       ----------- ------------ -------------- ------------ ------------- ------- ---------------
    Balance at December 31, 1999             (33)          27              -            -             -       -              (6)
    Period change                            (57)         120             94            -             -       -             157
                                       ----------- ------------ -------------- ------------ ------------- ------- ---------------
    Balance at December 31, 2000             (90)         147             94            -             -       -             151
    Period change                           (131)         200            (94)         (25)          (11)    (32)            (93)
                                       ----------- ------------ -------------- ------------ ------------- ------- ---------------
    Balance at December 31, 2001          $ (221)       $ 347           $  -        $ (25)        $ (11)  $ (32)           $ 58
    ---------------------------------- ----------- ------------ -------------- ------------ ------------- ------- ---------------


23.  Quarterly financial data - unaudited

In millions, except per share data

                                                       2001                                             2000
                                     ---------------------------------------------    --------------------------------------------
                                        Fourth       Third     Second       First        Fourth      Third      Second      First
                                     ---------------------------------------------------------------------------------------------
Revenues                               $ 1,537     $ 1,325    $ 1,392     $ 1,398       $ 1,393    $ 1,330     $ 1,333    $ 1,372
Operating income                        $  521      $  430     $  346      $  385        $  441     $  407      $  418     $  382
Net income                              $  296      $  252     $  217      $  275        $  237     $  216      $  230     $  254

 Basic earnings per share               $ 1.54      $ 1.31     $ 1.13      $ 1.44        $ 1.24     $ 1.12      $ 1.18     $ 1.27

 Diluted earnings per share             $ 1.48      $ 1.27     $ 1.10      $ 1.39        $ 1.20     $ 1.09      $ 1.15     $ 1.24

Dividend declared per share            $ 0.195     $ 0.195    $ 0.195     $ 0.195       $ 0.175    $ 0.175     $ 0.175    $ 0.175
------------------------------------ ---------- ----------- ---------- ----------- -- ---------- ---------- ----------- ----------


24.  Comparative figures

Certain figures, previously reported for 2000 and 1999, have been reclassified to conform with the basis of presentation adopted in the current year.

                                                                          ITEM 4


CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------


Management's discussion and analysis relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation, Illinois Central Corporation (IC) and Wisconsin Central Transportation Corporation (WC), the latter from October 9, 2001 through December 31, 2001. As used herein, the word "Company" means, as the context requires, CN and its subsidiaries. CN's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP).


FINANCIAL RESULTS

2001 compared to 2000
---------------------

The Company recorded consolidated net income of $727 million ($3.72 per basic share) for the year ended December 31, 2001 compared to $774 million ($3.91 per basic share) for the year ended December 31, 2000. Diluted earnings per share were $3.62 for the current year compared to $3.82 in 2000. The results for 2001 include net income of $11 million related to the acquisition of WC. Operating income was $1,366 million for 2001 compared to $1,385 million in 2000. This represents a decrease of $19 million, or 1%.

The years ended December 31, 2001 and 2000 include items impacting the comparability of the results of operations. Included in 2001 is a special charge for workforce reductions of $98 million, $62 million after tax ($0.32 per basic share or $0.31 per diluted share), a charge to write down the Company's net investment in 360networks Inc. of $99 million, $77 million after tax ($0.40 per basic share or $0.38 per diluted share) and a gain of $101 million, $82 million after tax ($0.42 per basic share or $0.41 per diluted share) related to the sale of the Company's 50 percent interest in the Detroit River Tunnel Company (DRT). In 2000, the Company recorded a gain of $84 million, $58 million after tax ($0.30 per basic share or $0.28 per diluted share) related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

Excluding the effects of the items discussed in the preceding paragraph, consolidated net income was $784 million ($4.02 per basic share or $3.90 per diluted share) in 2001 compared to $716 million ($3.61 per basic share or $3.54 per diluted share) in 2000. Operating income, excluding the 2001 special charge, increased by $79 million, or 6%, to $1,464 million. The operating ratio, excluding the special charge, improved to 74.1% in 2001 from 74.6% in 2000, a half-point betterment.

Revenues

Revenues for the year ended December 31, 2001 totaled $5,652 million compared to $5,446 million in 2000. The increase of $206 million, or 4%, was mainly attributable to the inclusion of $129 million of WC revenues and to gains in metals and minerals, intermodal, forest products and grain and fertilizers. This was partially offset by lower automotive revenues. Revenue ton miles and freight revenue per revenue ton mile each increased by 2% as compared to 2000.


                                                                    Year ended December 31
                                           -------------------------------------------------------------------------
                                                    2001       2000         2001        2000        2001       2000
                                                    ----       ----         ----        ----        ----       ----
                                                                                               Freight revenue per
                                                         Revenues         Revenue ton miles       revenue ton mile
                                           -------------------------------------------------------------------------
                                                                  (In millions)                        (In cents)

          Petroleum and chemicals                  $ 923      $ 894       25,243      24,858        3.66       3.60
          Metals and minerals                        458        392       10,777       9,207        4.25       4.26
          Forest products                          1,088      1,008       29,639      28,741        3.67       3.51
          Coal                                       338        328       15,566      15,734        2.17       2.08
          Grain and fertilizers                    1,161      1,136       42,728      42,396        2.72       2.68
          Intermodal                                 969        919       26,257      25,456        3.69       3.61
          Automotive                                 520        559        2,885       3,165       18.02      17.66
          Other items (1)                            195        210            -           -           -          -
                                           --------------------------------------------------
          Total                                   $5,652     $5,446      153,095     149,557        3.56       3.50
                                           ==================================================

          (1) Principally non-freight revenues derived from third parties


Petroleum and chemicals: Revenues for the year ended December 31, 2001 increased by $29 million, or 3%, over 2000, of which $22 million resulted from the inclusion of WC revenues. Excluding WC, growth in the year was driven by market share gains and plant expansions in the petroleum products sector, increased salt traffic, mainly in the early part of the year, and the weaker Canadian dollar. Significant weakness in sulfur demand partially offset these increases. The revenue per revenue ton mile increase of 2% for the year was mainly attributable to the effect of the weaker Canadian dollar.


                                   Percentage of revenues
                                   ----------------------

Petroleum and plastics                       53%
Chemicals                                    47%

                      1997         1998      1999      2000      2001
                      ----         ----      ----      ----      ----

Carloads*              322          485       494       512        519

(In thousands)
*1997 excludes IC and 2001 includes WC from October 9 through December 31

Metals and minerals: Revenues for the year ended December 31, 2001 increased by $66 million, or 17%, over 2000 of which $22 million resulted from the inclusion of WC revenues. Excluding WC, growth in the year was driven by strong Canadian aluminum exports to the United States in line with weaker U.S. production, increased levels of equipment traffic, market share gains in steel, ores and concentrates, and increased stone and rock shipments to the United States. Significant weakness in the steel markets partially offset overall growth. Revenue per revenue ton mile was essentially flat year over year.


                                   Percentage of revenues
                                   ----------------------

Metals                                       71%
Minerals                                     29%



                      1997         1998      1999      2000      2001
                      ----         ----      ----      ----      ----

Carloads*              194          273       266       256       287
(In thousands)
*1997 excludes IC and 2001 includes WC from October 9 through December 31



Forest products: Revenues for the year ended December 31, 2001 increased by $80 million, or 8%, over 2000 of which $55 million resulted from the inclusion of WC revenues. Excluding WC, growth was driven by market share gains in the panels segment and the effect of the weaker Canadian dollar. These gains were partially offset by weakness in the pulp and paper markets due, in part, to a significant reduction in U.S. paper consumption. The increase in revenue per revenue ton mile of 5% was mainly due to the effect of the weaker Canadian dollar and the inclusion of shorter haul WC traffic.



                                   Percentage of revenues
                                   ----------------------

Lumber                                       32%
Fibers                                       28%
Paper                                        28%
Panels                                       12%



                      1997         1998      1999      2000      2001
                      ----         ----      ----      ----      ----

Carloads*              345          479       481       486       501
(In thousands)
*1997 excludes IC and 2001 includes WC from October 9 through December 31

Coal: Revenues for the year ended December 31, 2001 increased by $10 million, or 3%, over 2000, of which $7 million resulted from the inclusion of WC revenues. Excluding WC, strong demand for thermal coal in the year was partially offset by reduced shipments of metallurgical coal due to the closure of some Canadian mines in 2000. The revenue per revenue ton mile increase of 4% was mainly due to an increase in rates tied to commodity prices and the effect of the weaker Canadian dollar.


                                   Percentage of revenues
                                   ----------------------

Coal                                         86%
Petroleum coke                               14%



                      1997         1998      1999      2000      2001
                      ----         ----      ----      ----      ----

Carloads*              287          534       558       528       517
(In thousands)
*1997 excludes IC and 2001 includes WC from October 9 through December 31


Grain and fertilizers: Revenues for the year ended December 31, 2001 increased by $25 million, or 2%, over 2000 of which $15 million resulted from the inclusion of WC revenues. Excluding WC, growth was mainly driven by higher wheat shipments to the United States, increased market share of U.S. corn and soybean traffic and higher exports of canola through Vancouver. The 1% increase in revenue per revenue ton mile was mainly due to a shift to shorter haul traffic and the effect of the weaker Canadian dollar, partially offset by the introduction of the Canadian grain revenue cap in August 2000.


                                   Percentage of revenues
                                   ----------------------

Food grain                                   31%
Oil seeds                                    24%
Feed grain                                   23%
Potash                                       12%
Fertilizers                                  10%



                      1997         1998      1999      2000      2001
                      ----         ----      ----      ----      ----

Carloads*              384          537       542       567       590
(In thousands)
*1997 excludes IC and 2001 includes WC from October 9 through December 31

Intermodal: Revenues for the year ended December 31, 2001 increased by $50 million, or 5%, over 2000 of which $7 million resulted from the inclusion of WC revenues. Excluding WC, growth was driven by market share gains in the international segment and from new service offerings in the domestic segment. Weaker economic conditions in the second half of the year led to slower growth. Revenue per revenue ton mile increased by 2% due to rate increases and the effect of the weaker Canadian dollar, partially offset by a shift to longer haul traffic.


                                   Percentage of revenues
                                   ----------------------

Domestic                                     58%
International                                42%



                      1997         1998      1999      2000      2001
                      ----         ----      ----     -----     -----

Carloads*              736          918       994     1,121     1,103
(In thousands)
*1997 excludes IC and 2001 includes WC from October 9 through December 31


Automotive: Revenues for the year ended December 31, 2001 decreased by $39 million, or 7%, from 2000. The revenue decline resulted from weakness in North American vehicle production in 2001 and from one-time gains obtained in 2000 due, in part, to competitors' service problems. The decline was partially offset by the effect of the weaker Canadian dollar. The increase in revenue per revenue ton mile of 2% was mainly due to the weaker Canadian dollar partially offset by an increase in the average length of haul.


                                   Percentage of revenues
                                   ----------------------

Finished vehicles                            81%
Auto parts                                   19%



                      1997         1998      1999      2000      2001
                      ----         ----      ----      ----      ----

Carloads*              279          257       310       326       304
(In thousands)
*1997 excludes IC and 2001 includes WC from October 9 through December 31

Operating expenses

Operating expenses amounted to $4,286 million in 2001 compared to $4,061 million in 2000. The increase in 2001 was mainly due to the inclusion of $95 million of WC expenses, the special charge for workforce reductions, increased depreciation and amortization expense, higher fuel costs, and increased expenses for equipment rents and casualty and other. Partially offsetting these increases were lower expenses for purchased services. Operating expenses, excluding the special charge, amounted to $4,188 million, an increase of $127 million, or 3%, from 2000.


                                                                        Year ended December 31
                                                       ----------------------------------------------------------
                                                                   2001                          2000
                                                       ------------------------------  --------------------------
                                                                           % of                         % of
                                                            Amount        revenue          Amount      revenue
                                                       ------------------------------- --------------------------
                                                                         (Dollars in millions)
           Labor and fringe benefits                          $1,726        30.5%            $1,684       30.9%
           Purchased services                                    546         9.7%               595       10.9%
           Depreciation and amortization                         463         8.2%               412        7.6%
           Fuel                                                  485         8.6%               450        8.3%
           Equipment rents                                       314         5.5%               291        5.4%
           Material                                              265         4.7%               263        4.8%
           Operating taxes                                       158         2.8%               158        2.9%
           Casualty and other                                    231         4.1%               208        3.8%
                                                       ----------------------------------------------------------
                                                               4,188        74.1%             4,061       74.6%
           Special charge                                         98
                                                                                             -
                                                       ----------------------------------------------------------
           Total                                              $4,286                         $4,061
                                                       ============================     =========================


Labor and fringe benefits: Labor and fringe benefit expenses in 2001 increased by $42 million, or 2%, as compared to 2000. The increase was mainly attributable to the inclusion of WC labor expense of $46 million, wage increases and the impact of the weaker Canadian dollar on U.S. denominated expenses. This was partially offset by lower pension and other benefit related expenses.

Purchased services: Costs of purchased services decreased by $49 million, or 8%, in 2001 as compared to 2000. The decrease was mainly due to one-time consulting and professional fees related to a proposed combination in 2000 and lower contracted services in 2001. This was partially offset by higher equipment repair expenses and $11 million resulting from the inclusion of WC purchased services expense.

Depreciation and amortization: Depreciation and amortization expense in 2001 increased by $51 million, or 12%, as compared to 2000. The increase was mainly due to net capital additions and the inclusion of WC depreciation of $10 million.

Fuel: Fuel expense in 2001 increased by $35 million, or 8%, as compared to 2000, primarily due to an increase in the average cost of fuel and the inclusion of $10 million of WC fuel expense.

Equipment rents: These expenses increased by $23 million, or 8%, in 2001 as compared to 2000. The increase was mainly attributable to lower lease and offline car hire income and the inclusion of $6 million of WC equipment rents. This was partially offset by lower private car mileage payments.

Material: Material costs increased by $2 million, or 1%, in 2001 as compared to 2000. The increase was mainly due to higher locomotive and car maintenance costs and the inclusion of $4 million of WC material costs which were mostly offset by higher recoveries in 2001 from work performed for third parties.

Operating taxes: Operating taxes remained unchanged as higher provincial capital taxes and the inclusion of $2 million of WC operating taxes were offset by provincial sales tax recoveries in 2001.

Casualty and other: These expenses increased by $23 million, or 11%, in 2001 as compared to 2000. The increase resulted from higher expenses for occupational related claims and environmental matters, and the inclusion of $6 million of WC casualty and other expense. This was partially offset by lower expenses for damaged equipment and merchandise claims.

Special charge: The Company recorded a charge of $98 million, $62 million after tax, in the second quarter of 2001 for the reduction of 690 positions (388 occurred in 2001 with the remainder planned to be completed by the end of
2002). The charge included severance and other payments to be made to affected employees.

Other

Interest expense: Interest expense increased by $17 million to $312 million for the year ended December 31, 2001 as compared to 2000. The increase was mainly due to the financing related to the acquisition of WC, the inclusion of $4 million of WC interest expense, and the impact of the weaker Canadian dollar on U.S. denominated interest costs. This was, in part, offset by the refinancing of a portion of matured debt at lower rates.

Other income: In 2001, the Company recorded other income of $65 million compared to $126 million in 2000. Included in 2001 is a charge of $99 million to write down the Company's net investment in 360networks Inc., a one-time gain of $101 million related to the sale of the Company's 50 per cent interest in DRT and $11 million of WC other income. The comparative 2000 period included an $84 million gain related to the 360networks Inc. transaction.

Income tax expense: The Company recorded an income tax expense of $392 million for the year ended December 31, 2001 compared to $442 million in 2000. The effective tax rate for the year ended December 31, 2001 decreased to 35% from 36.3% in 2000 due mainly to lower tax rates in 2001.

2000 compared to 1999
---------------------

The Company recorded consolidated net income of $774 million ($3.91 per basic share) for the year ended December 31, 2000 compared to $603 million ($3.03 per basic share) for the year ended December 31, 1999. Diluted earnings per share were $3.82 in 2000 compared to $2.98 in 1999.

In 2000, the Company recorded a gain of $84 million, $58 million after tax ($0.30 per basic share or $0.28 per diluted share), related to the exchange of its minority equity investments in certain joint venture companies for common shares in 360networks Inc. Excluding the effect of this item, consolidated net income was $716 million ($3.61 per basic share or $3.54 per diluted share) for the year ended December 31, 2000.

Operating income was $1,385 million for 2000 compared to $1,233 million in 1999. This represents an increase of $152 million, or 12%. The operating ratio in 2000 was 74.6% compared to 76.6% in 1999.


Revenues

Revenues for the year ended December 31, 2000 totaled $5,446 million compared to $5,261 million in 1999. The increase of $185 million, or 4%, was mainly attributable to gains in automotive, intermodal and grain and fertilizers. This was partially offset by lower coal revenues. Revenue ton miles increased by 4% as compared to 1999 while freight revenue per revenue ton mile remained flat.


                                                                    Year ended December 31
                                           -------------------------------------------------------------------------
                                                    2000       1999         2000        1999        2000       1999
                                                    ----       ----         ----        ----        ----       ----
                                                                                               Freight revenue per
                                                         Revenues         Revenue ton miles       revenue ton mile
                                           -------------------------------------------------------------------------
                                                                  (In millions)                        (In cents)

          Petroleum and chemicals                  $ 894      $ 878       24,858      24,194        3.60       3.63
          Metals and minerals                        392        398        9,207       9,271        4.26       4.29
          Forest products                          1,008        995       28,741      27,500        3.51       3.62
          Coal                                       328        402       15,734      18,645        2.08       2.16
          Grain and fertilizers                    1,136      1,066       42,396      38,681        2.68       2.76
          Intermodal                                 919        810       25,456      22,589        3.61       3.59
          Automotive                                 559        483        3,165       2,733       17.66      17.67
          Other items                                210        229            -           -           -          -
                                           --------------------------------------------------
          Total                                   $5,446     $5,261      149,557     143,613        3.50       3.50
                                           ==================================================


Petroleum and chemicals: Revenues for the year ended December 31, 2000 increased by $16 million, or 2%, over 1999. Growth in 2000 was mainly due to increased demand for petroleum gas, industrial chemicals and petrochemicals. Growth was also driven by increased production from plant expansions in the petroleum products segments. Weak market demand for polyvinyl chloride (PVC plastics) and related chemicals and sulfur exports to the United States partially offset these gains. The revenue per revenue ton mile decrease of 1% for 2000 was mainly due to changes in some contract and rate structures.

Metals and minerals: Revenues for the year ended December 31, 2000 decreased by $6 million, or 2%, as compared to 1999. The decline in 2000 reflects lower finished steel shipments due, in particular, to fewer pipeline projects in western Canada and customer production shutdowns in 2000. This is partially offset by market share gains in, as well as strength from, both the overall steel markets in the first half of 2000 and concentrate markets during 2000. The revenue per revenue ton mile decrease of 1% for 2000 was mainly due to an increase in the average length of haul.

Forest products: Revenues for 2000 grew by $13 million over 1999, representing a 1% increase. Market share gains, as well as solid demand in the paper segment, drove growth in 2000. Declining lumber shipments due to weaker commodity prices and fewer housing starts in the United States compared to 1999 partially offset these gains. The revenue per revenue ton mile decrease of 3% for 2000 can be attributed to an increase in the average length of haul. Rate pressure as a result of consolidations in the forest products industry was also a contributing factor.

Coal: Revenues for the year ended December 31, 2000 decreased by $74 million, or 18%, from 1999. Continued weak market conditions for Canadian export coal resulted in lower shipments from, and closures of, certain CN-served coal mines. This was compounded by further rate reductions which were tied to coal prices. The revenue per revenue ton mile decrease of 4% for 2000 was mainly due to reduced freight rates tied to contracted coal prices.

Grain and fertilizers: Revenues for 2000 increased by $70 million, or 7%, over 1999. The increase in 2000 was mainly driven by strong Canadian wheat and barley exports, as well as U.S. and Canadian oil seed exports. Revenue per revenue ton mile decreased by 3% for 2000 mainly due to a decline in grain rates in Canada and a shift to longer haul traffic.

Intermodal: Revenues in 2000 increased by $109 million, or 13%, in comparison to the year ended December 31, 1999. Increased container trade through the ports of Vancouver and Halifax and market share gains drove the growth in the international segment. The domestic segment benefited from strength in the North American economy as well as market share gains through enhanced service offerings. The revenue per revenue ton mile increase of 1% for 2000 is mainly due to a shift to higher yielding traffic.

Automotive: Revenues for the year ended December 31, 2000 increased by $76 million, or 16%, over 1999. The increase in revenues for 2000 reflects strong North American vehicle sales during the first nine months of 2000 and one-time gains due, in part, to competitors' service problems. The revenue per revenue ton mile for 2000 remained relatively unchanged despite an increase in the average length of haul, due to growth of higher yielding traffic.

Other items: Revenues for the year ended December 31, 2000 decreased by $19 million over 1999. The majority of the 8% decrease was attributable to a non-recurring branch line subsidy payment from the Canadian Transportation Agency (CTA) received in 1999 relating to a claim for unprofitable lines. This was partially offset by increased revenues in 2000 for commuter services.

Operating expenses

Operating expenses amounted to $4,061 million in 2000 compared to $4,028 million in 1999. Operating expenses remained relatively flat with an increase of $33 million, or less than 1%, due predominantly to significantly higher fuel costs and depreciation, partially offset by reductions in all other expense categories.


                                                                        Year ended December 31
                                                       ----------------------------------------------------------
                                                                   2000                          1999
                                                       ------------------------------  --------------------------
                                                                           % of                         % of
                                                            Amount        revenue          Amount      revenue
                                                       ------------------------------- --------------------------
                                                                         (Dollars in millions)
           Labor and fringe benefits                          $1,684        30.9%            $1,711       32.5%
           Purchased services                                    595        10.9%               591       11.2%
           Depreciation and amortization                         412         7.6%               400        7.6%
           Fuel                                                  450         8.3%               309        5.9%
           Equipment rents                                       291         5.4%               335        6.4%
           Material                                              263         4.8%               260        5.0%
           Operating taxes                                       158         2.9%               173        3.3%
           Casualty and other                                    208         3.8%               249        4.7%
                                                                      -------------                  ------------
                                                       ---------------                  -------------
           Total                                              $4,061        74.6%            $4,028       76.6%
                                                       ============================     =========================


Labor and fringe benefits: Labor and fringe benefit expenses in 2000 decreased by $27 million, or 2%, as compared to 1999. The decrease was mainly attributable to the Company's reduced workforce and lower pension related expenses, partially offset by wage increases in 2000.

Purchased services: Costs of purchased services increased by $4 million, or 1%, in 2000 as compared to 1999. The increase was mainly due to higher consulting and professional fees related to a proposed combination in 2000. This was partially offset by a new directional running agreement and higher recoveries from joint facilities.

Depreciation and amortization: Depreciation and amortization expense in 2000 increased by $12 million, or 3%, as compared to 1999. The increase was due to the impact of net capital additions and the acquisition, at the end of 1999, of certain equipment formerly under operating leases.

Fuel: Fuel expense in 2000 increased by $141 million, or 46%, as compared to 1999. This was largely due to a 43% increase in the average fuel price (net of the Company's fuel hedging program) as well as an increase in traffic volumes. An improvement in fuel efficiency partially offset the higher fuel costs.

Equipment rents: These expenses decreased by $44 million, or 13%, in 2000 as compared to 1999. The decrease was mainly attributable to continuing improvements in asset utilization as a result of the Company's service plan and the acquisition of certain equipment formerly under operating leases. This was partially offset by higher volumes and more foreign cars on-line.

Material: Material costs in 2000 remained relatively unchanged from the 1999 level with only a 1% increase.

Operating taxes: Operating taxes decreased by $15 million, or 9%, in 2000, mainly as a result of lower municipal property taxes and a refund of prior years' sales tax. This was partially offset by higher diesel fuel taxes resulting from increased volumes.

Casualty and other: These expenses decreased by $41 million, or 16%, in 2000 as compared to 1999. Lower expenses for environmental matters, damaged equipment as well as various one-time recoveries largely drove the decrease. This was partially offset by higher casualty and legal costs and bad debt expense.

Other

Interest expense: Interest expense of $295 million for the year ended December 31, 2000 remained relatively unchanged from the 1999 level.

Other income: In 2000, the Company recorded other income of $126 million compared to $48 million in 1999. This increase was mainly due to the Company's gain on the exchange of its minority equity investments in certain joint venture companies for shares of 360networks Inc.

Income tax expense: The Company recorded an income tax expense of $442 million in 2000 compared to $370 million in 1999. The effective income tax rate was 36.3% for 2000 and 38.0% in 1999. The reduced effective tax rate in 2000 reflects lower overall income taxes applicable to CN and its subsidiaries' operations in certain jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities: Cash provided from operations was $1,232 million for the year ended December 31, 2001 compared to $1,128 million for 2000. Net income, excluding non-cash items, generated cash of $1,599 million in 2001, up from $1,329 million in 2000. Cash from operations included an increase in net proceeds of $133 million from the Company's accounts receivable securitization program. Cash generated in 2001 and 2000 was partially consumed by payments with respect to workforce reductions of $169 million and $189 million, respectively, and income tax payments of $63 million and $101 million, respectively. The provision for workforce reductions amounted to $491 million as at December 31, 2001. Cash payments with respect to these workforce reduction accruals are expected to be approximately $151 million in 2002.

Investing activities: Cash used by investing activities in 2001 amounted to $1,764 million compared to $586 million in 2000. Investing activities included $1,278 million related to the acquisition of WC as at October 9, 2001 and proceeds of $112 million from the sale of DRT. Net capital expenditures amounted to $638 million for the year ended December 31, 2001, relatively unchanged from 2000. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

The Company anticipates that capital expenditures for 2002 will remain at approximately the same level as 2001. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company's operating efficiency and customer service.

As at December 31, 2001, the Company had commitments to acquire railroad ties at a cost of $28 million, rail at a cost of $20 million and freight cars at a cost of $4 million.

Dividends: During 2001, the Company paid dividends totaling $174 million to its shareholders at the rate of $0.195 per share per quarter on the common shares and 5.25% per year on the convertible preferred securities.

Financing activities: Cash provided from financing activities totaled $740 million for the year ended December 31, 2001 compared to cash used of $681 million in 2000. The increase was mainly due to the issuance of debt securities in two series, U.S.$400 million (Cdn$629 million) 6.375% Notes due 2011 and U.S.$200 million (Cdn$314 million) 7.375% Debentures due 2031. At December 31, 2001, the Company had U.S.$400 million remaining for issuance under its currently effective shelf registration statement. In 2001, the Company did not repurchase any common shares under the share repurchase program, whereas in 2000, $529 million was used to repurchase common shares as part of the share repurchase program. During 2001, the Company recorded $91 million in capital lease obligations ($149 million in 2000) for capital leases related to new equipment and the exercise of purchase options on existing equipment.

Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and WC entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for an acquisition cost of $1,297 million (U.S.$831 million). The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7, 2001, the U.S. Surface Transportation Board (STB) rendered a decision, unanimously approving the Company's acquisition of WC. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

The Merger involves the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that the Company and WC will be able to coordinate their businesses without encountering operational difficulties or experiencing the loss of key CN or WC employees or customers, or that there will be realization of rail service and other efficiencies or synergies that are expected to be derived from the Merger.

The Company accounted for the Merger using the purchase method of accounting as required by the Canadian Institute of Chartered Accountants (CICA) Handbook
Section 1581 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The impact of the results of the final valuation of WC's assets and liabilities and changes in accounting practices are not expected to have a material impact on the results of operations.

SHARE REPURCHASE PROGRAM

On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At December 31, 2001, the Company had not repurchased any common shares under the share repurchase program.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the CICA issued Handbook Section 3062, "Goodwill and Other Intangible Assets." Effective for the Company's fiscal year beginning January 1, 2002, the section changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, this section requires acquired intangible assets to be separately recognized if the benefit of the intangible assets are obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged. The Company does not expect this section to have a material impact on its financial statements.

In December 2001, the CICA issued Accounting Guideline 13 - "Hedging Relationships." Effective for the Company's fiscal year beginning January 1, 2003, for the purpose of applying hedge accounting, the guideline provides guidance on the identification, designation, documentation and effectiveness of hedging relationships. The guideline also addresses the discontinuance of hedge accounting. The Company does not expect this guideline, when adopted, to have a material impact on its financial statements.

In December 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." Effective for the Company's fiscal year beginning January 1, 2002, the new section requires the use of a fair-value based approach of accounting for certain specified stock-based awards. For all other employee stock-based awards, the section encourages but does not require that a fair value-based approach be used. The section also addresses the accounting for stock appreciation rights and awards to be settled in cash, other financial assets and equity. The Company does not expect this section to have an initial material impact on its financial statements upon adoption.

BUSINESS RISKS

Certain information included in this report may be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

In recent years, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environment

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air, discharges into waters, the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials, decommissioning of underground and aboveground storage tanks, and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations, real estate ownership, operation or control and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railway operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.

As at December 31, 2001, the Company had aggregate accruals for environmental costs of $112 million ($85 million at December 31, 2000). The Company has not included any reduction in costs for anticipated recovery from insurance.

Legal actions

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to contractual obligations, personal injuries, damage to property and environmental matters. Work-related injuries to employees, including occupational related claims, are a significant expense for the railroad industry in the United States. Employees of the Company in the United States are therefore compensated according to the provisions of the Federal Employers' Liability Act (FELA) which provides for the finding of fault, unscheduled awards and reliance on the jury system. The Company maintains, and regularly updates, casualty provisions for such items, which it considers to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2001 cannot be predicted with certainty, and therefore, there can be no assurance that their resolution and any future claims will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Labor agreements with all Canadian unions expired on December 31, 2000. By January 2002, the Company had achieved ratified settlements with four of the labor organizations representing approximately 9,000 of the Company's approximately 14,350 Canadian unionized employees: the Brotherhood of Maintenance of Way Employees, the Canadian National Railway Police Association, the International Brotherhood of Electrical Workers and the Canadian Auto Workers. These agreements are for a three-year period effective until December 31, 2003.

Agreements reached by the Company with the United Transportation Union (UTU) and the Brotherhood of Locomotive Engineers (BLE), which are part of the Canadian Council of Railway Operating Unions (CCROU) (approximately 4,900 employees), are subject to ratification. The Company and the Rail Canada Traffic Controllers (RCTC) (approximately 250 employees) are still in conciliation and negotiations continue. The unions representing the employees of Algoma Central Railway Inc. (approximately 140 employees) negotiate collectively under the auspices of a Council of Trade Unions (the Council). The Company is currently in conciliation with the Council and negotiations are ongoing. Although the Company currently believes it can achieve ratified agreements with the CCROU, RCTC and the Council, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. For several years now, Grand Trunk Western (GTW), Duluth Winnipeg and Pacific (DWP), ICRR and CCP Holdings, Inc.
(CCP) have bargained on a local basis rather than holding national, industry wide negotiations. Local negotiations result in settlements that better address both the employees' concerns and preferences and the railways' actual operating environment. There are risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention, making an extended work stoppage more likely. The Company's management believes the potential mutual benefits of local bargaining outweigh the risks.

As of December 2001, the Company had in place agreements with bargaining units representing approximately 55% of the unionized workforce at ICRR, 95% at GTW and DWP, 55% at CCP and 100% at WC. These agreements have various durations, ranging from 2002 to the end of 2004. Several of these agreements will reopen in 2002.

Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Regulation

The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the CTA), under the Canada Transportation Act (Canada) (the Act), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the STB (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, including the Act, issued its report to the Minister of Transport at the end of June 2001. It was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes which, if adopted, would affect all modes of transportation, including rail. No assurance can be given that any decision by the federal government pursuant to the report's recommendations will not materially adversely affect the Company's financial position or results of operations.

Financial instruments

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues.

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties is regularly monitored.
To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.

The realized gains and losses from the Company's fuel hedging activities were a $6 million loss and a $49 million gain for the years ended December 31, 2001 and 2000, respectively. Hedging positions and credit standings of counterparties are monitored, and losses due to counterparty non-performance are not anticipated. At December 31, 2001, the Company hedged approximately 45% of the estimated 2002 fuel consumption and 25% of the estimated 2003 fuel consumption. This represented approximately 264 million U.S. gallons at an average price of

U.S.$0.607 per U.S. gallon. Unrealized losses from the Company's fuel hedging activities were $38 million and $17 million as at December 31, 2001 and 2000, respectively.

Other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations. The Company's revenues are affected by prevailing economic conditions. Should an economic slowdown or recession occur and continue in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be materially affected.

In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.